

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

March 23, 2005

James Earl Parsons
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/23/2005

Re: ExxonMobil Corporation
Incoming letter dated January 18, 2005

Dear Mr. Parsons:

This is in response to your letters dated January 18, 2005 and March 9, 2005 concerning the shareholder proposal submitted to ExxonMobil by The Province of St. Joseph of the Capuchin Order, Michael Lazarus, the Adrian Dominican Sisters, the State of Maine Baxter State Park Trust, the Maryknoll Sisters of St. Dominic, the Sisters of St. Joseph of La Grange, Catholic Healthcare West, and the Sisters of St. Joseph of Nazareth, MI. We also have received a letter on behalf of certain of the proponents dated March 8, 2005 and a letter from The Province of St. Joseph of the Capuchin Order dated March 15, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.





05048176

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

January 18, 2005

VIA NETWORK COURIER
U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Greenhouse Gas Emissions

Gentlemen and Ladies:

Enclosed as Exhibit 1 are copies of correspondence between the Province of St. Joseph of the Capuchin Order and Exxon Mobil Corporation regarding a shareholder proposal for ExxonMobil's upcoming annual meeting. Exhibit 1 also includes copies of correspondence between a number of "co-sponsors" of the proposal and ExxonMobil. We intend to omit the proposal from our proxy material for the meeting for the reasons explained below. To the extent this letter raises legal issues it is my opinion as counsel for ExxonMobil.

Proposal has been substantially implemented.

The proposal requests that ExxonMobil's board undertake a comprehensive review and publish within six months of the annual meeting a report on how ExxonMobil will meet the greenhouse gas reduction targets of those countries in which it operates which have adopted the Kyoto protocol.

ExxonMobil agrees that shareholders should be kept informed about significant issues relevant to our business, including the issue of greenhouse gas emissions. In February 2004, for example, ExxonMobil issued a comprehensive Report on Energy Trends, Greenhouse Gas Emissions and Alternative Energy (the "Report") (copy enclosed as Exhibit 2). The Report was developed under the supervision and with the approval of ExxonMobil's Public Issues Committee, which consists solely of independent directors. The Report has been featured prominently on our website since its release and is available free of charge on request by any shareholder or other interested person.

The Report provided sufficient grounds for the SEC staff to agree that a proposal submitted for ExxonMobil's 2004 annual meeting requesting a report on greenhouse gas emissions could be omitted from our proxy materials in reliance on Rule 14a-8(i)(10). See Exxon Mobil Corporation (available March 18, 2004, relating to a proposal submitted by the Sisters of St. Dominic of Caldwell, New Jersey, as lead filers).

The current proposal is worded slightly differently than the 2004 proposal relating to greenhouse gas emissions, but the substance of the requested report has already been provided and we believe the current proposal may be omitted on the similar grounds as the 2004 proposal.

The 2004 proposal requested that "ExxonMobil's Board assess how the company is responding to rising regulatory, competitive, and public pressures to significantly reduce carbon dioxide and other greenhouse gas emissions and report to shareholders." The current proposal requests the Board to "undertake a comprehensive review and publish within six months of the annual meeting a report on how ExxonMobil will meet the greenhouse gas reduction targets of those countries in which it operates which have adopted the Kyoto protocol." The whereas clause of the current proposal also makes a number of similar statements on the subject of greenhouse gas emissions, competitive pressure, and changing regulations as the 2004 proposal.

As we pointed out in our letter with respect to the 2004 proposal, the Report contains a specific six-page section on the subject of greenhouse gas emissions. With respect to Kyoto protocol compliance as referenced by the current proposal, the Report states (page 10):

> "We are fully aware of the broad public and official interest in this topic [reduction of long-term global greenhouse gas emissions], of commitments made by many governments through the United Nations framework convention on climate change and the Kyoto protocol to that convention, and of national legislation to address greenhouse gas emissions.
>
> We participate in voluntary programs that address greenhouse gas emissions, and we are working with governments and business groups to prepare for binding regulations where they are being developed.
>
> ...
>
> Currently, many governments have made commitments to reduce national greenhouse gas emissions under the provisions of the Kyoto Treaty. In several countries, regulations are in the process of being developed to meet these

> commitments and ExxonMobil is fully prepared to comply with all laws and regulations in countries where we operate.
>
> ...
>
> It is our intention to comply in the most cost-effective manner with whatever regulations and mandates are issued from these discussions. We will limit the risks that may be posed by new regulations by applying the same disciplined analysis and investment criteria we use for other business challenges and opportunities. We do not believe our operations will be competitively disadvantaged, though some additional costs are likely to result from compliance."

The Report goes on to discuss at length ExxonMobil's efforts to reduce greenhouse gas emissions in its own operations and to work toward longer-term solutions to reduce global emissions. From the standpoint of our own operations, the Report gives five concrete examples of actions we are taking, including our Global Energy Management System; co-generation projects; actions to reduce flaring; and reporting, measurement and guideline development. This section of the Report includes quantified reporting of emissions and efficiency reductions achieved and expected.

The Report then discusses medium-term initiatives underway to increase the supply of cleaner burning natural gas, which emits less carbon dioxide than oil when burned. These efforts include development of natural gas resources; technology advances in gas liquefaction, transportation, and regasification; and research and development in other areas to permit less expensive transportation of natural gas through pipelines. The Report also describes the work we are undertaking on advanced fuels, vehicles and materials, including optimization of fuel engine systems; new combustion technologies; hybrid engine technology; the development of advanced low-weight materials for plastics; and improvements in lubricants, which lower emissions and improve fuel economy.

Finally, the Report discusses our long-term efforts related to greenhouse gas emissions, which are focused on innovative and far-reaching research projects. Central among these is the Global Climate and Energy Project (GCEP) at Stanford University, a 10-year project designed to identify the most promising technologies for low emission, high efficiency energy supplies; identify barriers to the application of these technologies on a global basis; conduct research into technologies that will help overcome barriers and accelerate the global application of these technologies; and make that research widely available to the scientific and engineering community through workshops, presentations and general publications. GCEP is a 10-year project with total anticipated investments of $225 million, of which ExxonMobil is committed to contributing $100 million.

The Report forms an integral part of ExxonMobil's ongoing effort to keep our shareholders and the public informed on the topic of greenhouse gas emissions in general and ExxonMobil's readiness to comply with regulatory requirements in Kyoto-adopting countries in particular. For example, we regularly address these topics in our annual Corporate Citizenship Report. See pages 9 through 12 of the 2003 report (enclosed as Exhibit 3), which was published in April of 2004. This report contains additional information on our efforts to reduce greenhouse gas emissions and notes that, starting in 2004, we shifted our reporting of greenhouse gas emissions to a basis consistent with the recently released IPIECA *Petroleum Industry Guidelines for Reporting Greenhouse Gas Emissions*. Like the energy Report, the Corporate Citizenship Report has been continuously available on our website since its issuance and copies are available free of charge to any shareholder or other interested person on request.

We also participate in the independent Carbon Disclosure Project ("CDP") (see generally www.cdproject.net) and earlier in 2004 completed a detailed, four-page questionnaire for the CDP (copy enclosed as Exhibit 4) that discusses in detail the commercial implications (including both obligations and opportunities) for us of proposed climate change policies and regulations; our compliance strategy for meeting emerging greenhouse gas emission regulation and trading schemes;[1] extensive information on our efforts to measure, report, and reduce greenhouse gas emissions; and our consideration of scenarios beyond existing national, regional and international targets. ExxonMobil's CDP questionnaire is available on our website at www.exxonmobil.com/corporate/files/corporate/2003_CDP_GHG_Questionnaire.pdfs and is also available on the CDP website.

We do not know what additional information the proponents could desire that ExxonMobil has not already made available to the public, but any further specific information about our regulatory compliance efforts in particular jurisdictions would by definition represent a level of detail beyond the proper subject of a shareholder resolution.[2] There would also be very little additional useful information that could be provided since the Kyoto-implementation regimes are not yet in full effect and some reduction targets contemplated by the treaty stretch nearly 50 years into the future. However, as noted above the Board's current assessment based on the current state of proposed regulation in various jurisdictions is that ExxonMobil is prepared to comply with all applicable regulations and that the impact on our operations will not be material.

---

[1] As noted above in the energy Report, ExxonMobil's Board has determined that the company is "fully prepared" to meet these regulations and will not be competitively disadvantaged.

[2] Shareholders are entitled to request reports on topics of importance, but specific details of the format and content of such reports are matters of ordinary business. See General Motors Corporation (available April 7, 2004) (on reconsideration, staff agreed that proposal requesting a report on scientific data related to global warming/cooling could be omitted under Rule 14a-8(i)(7) as relating to the company's ordinary business operations (i.e., the specific method of preparation and the specific information to be included in a highly detailed report)).

To summarize, ExxonMobil's Board has already undertaken a comprehensive review and published a report on how ExxonMobil will meet the greenhouse gas reduction targets of those countries in which it operates which have adopted the Kyoto protocol. We therefore believe the current proposal requesting a report on greenhouse gas emissions has been substantially implemented for purposes of Rule 14a-8(i)(10) for the same reasons as last year's proposal requesting a report on greenhouse gas emissions.

Proposal relates to ordinary business operations.

In addition to the 14a-8(i)(7) argument noted in footnote 2 of this letter, we also believe the proposal can be omitted on the basis of recent staff precedents holding that proposals regarding the evaluation of risks and benefits are matters of ordinary business. At its heart, that is precisely what the current proposal requests: a report on the risks and potential benefits faced by ExxonMobil in connection with a particular regulatory compliance issue. Similar proposals were held excludable last proxy season on ordinary business grounds and we believe the same arguments apply to the current proposal regarding ExxonMobil. See American International Group, Inc. (available February 11, 2004) (proposal requesting the company to prepare a report providing a comprehensive assessment of the company's strategies to address the impacts of climate change on its business may be excluded as relating to the company's ordinary business operations (i.e., evaluation of risks and benefits)) and Newmont Mining Corporation (available February 4, 2004) (proposal requesting the board to publish a comprehensive report on the risk to the company's operations, profitability and reputation from social and environmental liabilities could be excluded as relating to the company's ordinary business operations (i.e., evaluation of risk)).

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures. A copy of this letter and the enclosures is being sent to the proponent. Copies of this letter are also being sent to each co-proponent.

Sincerely,



JEP:clh
Enclosure

cc - w/enc: Rev. Michael H. Crosby, OFMCap.
Province of St. Joseph of the Capuchin Order

REPORT ON KYOTO COMPLIANCE

PROPONENT:

Reverend Michael H. Crosby, OFMCap.
Corporate Responsibility Agent
Corporate Responsibility Office
Province of St. Joseph of the Capuchin Order
1015 North Ninth Street
Milwaukee, WI 53233

Phone: 414.271.0735
Fax: 414.271.0637
mikecrosby@aol.com

Co-filers

Ms. Shelley Alpern [Michael Lazarus]
Assistant Vice President
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 02111-2809

Sister Judy Byron, OP
Board of Directors, Portfolio Advisory Board
Adrian Dominican Sisters
1216 NE 65th Street
Seattle, WA 98115

Ms. Catherine Rowan
Corporate Social Responsibility Coordinator
Maryknoll Sisters of St. Dominic
10 Pines Bridge Road
Maryknoll, NY 10545-0311

Ms. Joellen Sbrissa, CSJ
Chairperson,
Social Responsible Investments Committee
Sisters of St. Joseph of LaGrange
1515 West Ogden Ave.
LaGrange Park, IL 60526-1721

Ms. Susan Vickers, RSM
Director of Advocacy
Catholic Healthcare West
185 Berry Street, Suite 300
San Francisco, CA 94107-1739

Sister Patricia Warbritton, SSJ
Treasurer
Sisters of St. Joseph
3427 Gull Road
Nazareth, MI 49074-0034

Ms. Dale McCormick
State Treasurer of Maine
State of Maine
Office of the Treasurer
39 State House Station
Augusta, ME 04333-0039

CORPORATE RESPONSIBILITY OFFICE
PROVINCE OF ST. JOSEPH OF THE CAPUCHIN ORDER


RECEIVED
DEC 0 3 2004
H. H. HUBBLE

1015 North Ninth Street
Milwaukee, WI 53233
Phone: 414-271-0735
Fax: 414-271-0637
mikecrosby@aol.com

December 3, 2004

Lee R. Raymond, Chief Executive Officer
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298



Dear Mr. Raymond:

Over the years The Province of St. Joseph of the Capuchin Order has indicated its concerns related to energy and environment. Unfortunately it does not seem that we and ExxonMobil have the same way of thinking on these matters. Recently I asked Mr. Hubble if there might be some way we could find independent parties to be involved with you and us that we might find some common ground. He has not gotten back to me on this matter. Thus the enclosed.

The Province of St. Joseph of the Capuchin Order has owned at least 200 shares of ExxonMobil common stock for over one year and will be holding this stock through next year's annual meeting which I plan to attend in person or by proxy. You will be receiving verification of our ownership under separate cover.

I am hereby authorized, as the Corporate Responsibility Agent of the Province, to file the enclosed shareholder resolution for inclusion in the proxy statement for the next annual meeting of shareholders of ExxonMobil. This is done in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting.

I hope that the time between now and the printing of the proxy materials might be used for dialogue with the Company on the issue in a way that would be mutually beneficial.

Sincerely yours,

(Rev) Michael H. Crosby, OFMCap.
Corporate Responsibility Agent

SHAREHOLDER PROPOSAL

DEC 0 3 2004

NO. OF SHARES ____________
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

EXXONMOBIL
Report on Kyoto Compliance

WHEREAS, international energy companies face unprecedented pressure to reduce greenhouse gas (GHG) emissions. Nations implementing the Kyoto Protocol are committed to significant reductions.

This resolution's proponents believe ExxonMobil is poorly positioned to meet increasing mandates to reduce GHG emissions in a cost-effective way.

The Guardian (10/07/04) reported: "Exxon... saw its greenhouse gas emissions jump 2% last year to 135.6m tones" and that "an Exxon spokesman admitted that the company had no targets for reductions in CO_2 emissions although he insisted that it was working hard on 'energy efficiency' gains." It said ExxonMobil's "emissions are more than 50% higher than those of rival Britain's BP despite the US firm's oil and gas production being only slightly larger."

At the World Energy Congress (09/07/04), ExxonMobil's Science Strategy and Programs Manager, Brian Flannery, said the company depends on new technology to address the issue, "not emissions abatement goals" (Asia Pulse Pte Limited, 09/07/04).

Flannery also noted the bulk of new energy demand "would come from developing countries which were outside the Kyoto Protocol." However, presently ExxonMobil is significantly exposed to climate regulations. In 2003 at least 37% of our Company's revenue came from just five nations (Canada, Japan, UK, Germany, Italy) that have signed the Kyoto Protocol.

ExxonMobil's commitment toward "technological solutions for energy supply and use with much lower greenhouse gas emissions" seems limited to the $10 million a year it's given Stanford University's Global Climate and Energy Project.

Competitors (ie, Shell, BP, ConocoPhillips, Statoil, Amerada Hess and Suncor) have taken early actions to reduce their exposure to climate related risks, including assuming costs for carbon in their strategic planning, reporting on and reducing their GHG emissions, engaging in emissions trading, and investing in renewable energy. BP's emissions reduction activities have generated savings with an NPV of $650 million.

ExxonMobil's own data show its total spending on research and development from 1997 – 2003 decreased between 2002-2003; meanwhile two of its three main competitors' expenditures increased (*WSJ* 07/17/04).

Such conflicting data and statements create confusion about whether and how the company is prepared to cost-effectively meet GHG reduction requirements, exposing it to unnecessary risks. Pressure from pension funds to examine climate change risks raises the possibility that industry segments like our own "could be viewed as inherently risky because of their exposure to climate-change regulations" (*WSJ* 10/27/04).

RESOLVED: shareholders request the Board undertake a comprehensive review and publish within six months of the annual meeting a report on how ExxonMobil will meet the greenhouse gas reduction targets of those countries in which it operates which have adopted the Kyoto Protocol.

Supporting Statement

The proponents hope the report will include:

+ Projections of costs;

+ Timelines for meeting mandatory reduction targets.

+ An evaluation of whether earlier action to reduce emissions, as undertaken by key ExxonMobil competitors, would have reduced these costs.

+ A study of the feasibility of reducing emissions in the US, which does not have restrictions on GHG emissions at the federal level but might implement them in the future.

2005ExxonMobilKyotoComplianceFinal120204 **499 words, excluding titles**

THE BANK OF NEW YORK
NEW YORK'S FIRST BANK - FOUNDED 1784 BY ALEXANDER HAMILTON

RECEIVED
DEC 1 0 2004
H. H. HUBBLE

ONE WALL STREET, NEW YORK, N.Y. 10286

11/12/04

Lee R. Raymond, CEO
Exxon Mobile Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Dear Sir,

Please be advised that as primary Custodian for the Province of St. Joseph of the Capuchin Order, The Bank of New York verifies the following information.

The Province of St. Joseph as Beneficial owner has continuously held ***400*** shares worth of **Exxon Mobile** Common Stock, valued over $2,000.00 and has held it for at least one year prior to November 12, 2004.

Should you have any further questions, in reference to this matter, please feel free to reach me at (212) 635-8155 or via email @> jmcgough@bankofny.com

Thank you,



John J.McGough
Account Administrator

Cc: David Fitzsimmons / Michael Crosby

SHAREHOLDER PROPOSAL

DEC 1 0 2004

NO. OF SHARES ____________
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Henry H. Hubble
Vice President, Investor Relations
and Secretary

ExxonMobil

December 13, 2004

VIA UPS - OVERNIGHT DELIVERY

Reverend Michael H. Crosby, OFMCap.
Corporate Responsibility Agent
Corporate Responsibility Office
Province of St. Joseph of the Capuchin Order
1015 North Ninth Street
Milwaukee, WI 53233

Dear Reverend Crosby:

This will acknowledge receipt of the proposal concerning a report on Kyoto compliance, which you have submitted on behalf of the Province of St. Joseph of the Capuchin Order in connection with ExxonMobil's 2005 annual meeting of shareholders.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since the Province of St. Joseph of the Capuchin Order does not appear on our records as a registered shareholder, you must submit proof that the Province of St. Joseph of the Capuchin Order meets these eligibility requirements, such as by providing a statement from the record holder (for example, a bank or broker) of securities that you may own beneficially. Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 3, 2004, the date we received your proposal; and (3) must state that you have continuously owned the securities for at least 12 months prior to December 3, 2004. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your letter of December 3 indicated that your proof of shareholdings would follow. On December 10, 2004, we received a letter dated November 11, 2004, from The Bank of New York stating that the Province had continuously held 400 shares of ExxonMobile [sic] stock for at least one year prior to November 12, 2004. This letter does not adequately establish your eligibility to submit a shareholder proposal. As explained above, you must submit documentation from the record holder of your securities indicating that you have continuously held the required value of securities for at least one year as of December 3, 2004, the date of submission of your proposal. The letter from The Bank of New York only verifies ownership through November 12. Also, please note that the name of the company is Exxon Mobil Corporation, not "ExxonMobile".

Documentation establishing your eligibility and correcting the deficiencies specifically noted in this letter must be postmarked, or transmitted electronically, to us no later than 14 days from the date you receive this notification.

You should note that, if your proposal is not withdrawn or excluded, you or a representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

As I have indicated to you, we are interested in a dialogue on this proposal and hope we can arrange a mutually agreeable format and time to have a meeting in the first quarter of next year.

Sincerely,



Enclosure

THE BANK OF NEW YORK

NEW YORK'S FIRST BANK – FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

12/3/04

Lee R. Raymond, CEO
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298


RECEIVED
DEC 2 1 2004
H. H. HUBBLE

Dear Sir,

Please be advised that as primary Custodian for the Province of St. Joseph of the Capuchin Order, The Bank of New York verifies the following information.

The Province of St. Joseph as Beneficial owner has continuously held ***400*** shares worth of **Exxon Mobil** Common Stock, valued over $2,000.00 and has held it for at least one year prior to December 3, 2004.

Should you have any further questions, in reference to this matter, please feel free to reach me at (212) 635-8155 or via email @> jmcgough@bankofny.com

Thank you,

John J.McGough
Account Administrator

Cc: David Fitzsimmons / Michael Crosby

Trillium
ASSET MANAGEMENT
Trillium Asset Management Corporation
711 Atlantic Avenue • Boston, Massachusetts 02111-2809
tel 617-423-6655 *fax* 617-482-6179 *toll-free* 800-548-5684

December 14, 2004

Mr. Henry Hubble
Secretary
Exxon Mobil Corp.
5959 Las Colinas Boulevard
Irving, TX 75039


RECEIVED
DEC 14 2004
H. H. HUBBLE

Dear Mr. Hubble:

TRILLIUM ASSET MANAGEMENT is an investment firm based in Boston specializing in socially responsible asset management.

In support of this work, I am hereby authorized to notify you of our intention to file the enclosed shareholder resolution with Exxon Mobil Corp. TRILLIUM ASSET MANAGEMENT CORP. submits this resolution for inclusion in the proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. TRILLIUM ASSET MANAGEMENT is the beneficial owner of 500 shares managed on behalf of Michael Lazarus, who acquired this position more than one year prior to this date. We will forward to you shortly a letter from Michael Lazarus authorizing TRILLIUM ASSET MANAGEMENT to represent him in this matter, and stating his intention to hold his position through the date of the 2005 annual meeting. Verification of ownership will also be provided.

The Province of St. Joseph of the Capuchin Order will serve as our primary contact for this resolution. We would ask that you copy us on any documentation related to this resolution. Thank you for your attention.

Sincerely,

Shelley Alpern
Assistant Vice President

cc: Mr. Raymond Lee, Chairman & CEO, Exxon Mobil Corp.
Mr. Michael H. Crosby, Province of St. Joseph of the Capuchin Order
Mr. Michael Lazarus

SHAREHOLDER PROPOS/
DEC 14 2004
NO. OF SHARES ____________
DISTRIBUTION: HHH: FLR: RE
JEP: DGH: SM

EXXONMOBIL
Report on Kyoto Compliance

WHEREAS, international energy companies face unprecedented pressure to reduce greenhouse gas (GHG) emissions. Nations implementing the Kyoto Protocol are committed to significant reductions.

This resolution's proponents believe ExxonMobil is poorly positioned to meet increasing mandates to reduce GHG emissions in a cost-effective way.

The Guardian (10/07/04) reported: "Exxon… saw its greenhouse gas emissions jump 2% last year to 135.6m tones" and that "an Exxon spokesman admitted that the company had no targets for reductions in CO_2 emissions although he insisted that it was working hard on 'energy efficiency' gains." It said ExxonMobil's "emissions are more than 50% higher than those of rival Britain's BP despite the US firm's oil and gas production being only slightly larger."

At the World Energy Congress (09/07/04), ExxonMobil's Science Strategy and Programs Manager, Brian Flannery, said the company depends on new technology to address the issue, "not emissions abatement goals" (Asia Pulse Pte Limited, 09/07/04).

Flannery also noted the bulk of new energy demand "would come from developing countries which were outside the Kyoto Protocol." However, presently ExxonMobil is significantly exposed to climate regulations. In 2003 at least 37% of our Company's revenue came from just five nations (Canada, Japan, UK, Germany, Italy) that have signed the Kyoto Protocols.

ExxonMobil's commitment toward "technological solutions for energy supply and use with much lower greenhouse gas emissions" seems limited to the $10 million a year it's given Stanford University's Global Climate and Energy Project.

Competitors (ie, Shell, BP, ConocoPhillips, Statoil, Amerada Hess and Suncor) have taken early actions to reduce their exposure to climate related risks, including assuming costs for carbon in their strategic planning, reporting on and reducing their GHG emissions, engaging in emissions trading, and investing in renewable energy. BP's emissions reduction activities have generated savings with an NPV of $650 million.

ExxonMobil's own data show its total spending on research and development from 1997 – 2003 decreased between 2002-2003; meanwhile two of its three main competitors' expenditures increased (*WSJ* 07/17/04).

Such conflicting data and statements create confusion about whether and how the company is prepared to cost-effectively meet GHG reduction requirements, exposing it to unnecessary risks. Pressure from pension funds to examine climate change risks raises the possibility that industry segments like our own "could be viewed as inherently risky because of their exposure to climate-change regulations" (*WSJ* 10/27/04).

RESOLVED: shareholders request the Board undertake a comprehensive review and publish within six months of the annual meeting a report on how ExxonMobil will meet the greenhouse gas reduction targets of those countries in which it operates which have adopted the Kyoto Protocol.

Supporting Statement

The proponents hope the report will include:

+ Projections of costs;
+ Timelines for meeting mandatory reduction targets.
+ An evaluation of whether earlier action to reduce emissions, as undertaken by key ExxonMobil competitors, would have reduced these costs.
+ A study of the feasibility of reducing emissions in the US, which does not have restrictions on GHG emissions at the federal level but might implement them in the future.

2005ExxonMobilKyotoComplianceFinal120204 **499 words, excluding titles**

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039



December 15, 2004

VIA UPS - OVERNIGHT DELIVERY

Ms. Shelley Alpern
Assistant Vice President
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 02111-2809

Dear Ms. Alpern:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of Michael Lazarus the proposal previously submitted by the Province of St. Joseph of the Capuchin Order, concerning a Kyoto compliance report in connection with ExxonMobil's 2005 annual meeting of shareholders.

Since the proxy rules do not address co-sponsoring of proposals, we will assume that the Province of St. Joseph of the Capuchin Order will be the sponsor of this proposal. Enclosed is a copy of the letter we sent to the Reverend Michael Crosby.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Note that a statement of eligibility must be provided by the record holder of the securities. Since Michael Lazarus does not appear on our records as a registered shareholder, you must submit proof that he meets these eligibility requirements, such as by providing a statement from the record holder of securities (usually a bank or broker) that you may own beneficially. Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 14, 2004, the date we received your proposal; and (3) must state that you have continuously owned the securities for at least 12 months prior to December 14, 2004. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

At this date we have not received proof of shareholdings. You stated in your letter of December 14 that this information would be forwarded. This information must be postmarked, or transmitted electronically, to us no later than 14 days from the date you receive this notification.

Sincerely,



David G. Henry
Section Head
Shareholder Relations

Enclosures

c: Reverend Michael H. Crosby,
Province of St. Joseph of the Capuchin Order



Trillium
ASSET MANAGEMENT

Trillium Asset Management Corporation
711 Atlantic Avenue • Boston, Massachusetts 02111-2809
tel 617-423-6655 *fax* 617-482-6179 *toll-free* 800-548-5684

December 17, 2004

Mr. David Henry
Section Head
Shareholder Relations
Exxon Mobil Corp
5959 Las Colinas Boulevard
Irving, TX 75039

RECEIVED
DEC 21 2004
S.M. DERKACZ

Dear Mr. Henry:

Per your letter dated December 15, 2004, we are providing verification of ownership through December 14, 2004, the date of submission of the resolution to the company on behalf of Michael Lazarus and his holding of 500 shares of ExxonMobil common stock.

Sincerely,

Robyn Young
Social Research & Advocacy
Trillium Asset Management

Enclosures

charles SCHWAB
INSTITUTIONAL

PO Box 628290 Orlando Florida 32862-8290

December 14, 2004

TO WHOM IT MAY CONCERN:

Re: Michael Lazarus/Account # 3050-3524

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 500 shares of common stock in Exxon Mobil. These shares have been held continuously for at least one year prior to December 14, 2004.

The shares are held at Depository Trust Company under the Nominee name of Charles Schwab & Co., Inc.

This letter serves as confirmation that the account holder listed above is the beneficial owner of the above referenced stock.

Sincerely,



Robert B. Shields



ADRIAN DOMINICAN SISTERS
1257 East Siena Heights Drive
Adrian, Michigan 49221-1793
517-266-3400
517-266-3524 fax
www.adriandominicans.org
Portfolio Advisory Board

December 6, 2004


RECEIVED
DEC 10 2004
H. H. HUBBLE

Mr. Lee R. Raymond, CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Raymond,

The Adrian Dominican Sisters is the beneficial owner of 100 shares of ExxonMobil common stock. We are co-filing the enclosed resolution, Report on Kyoto Compliance, with the Province of St. Joseph of the Capuchin Order for action at the annual meeting in 2005. We submit it for inclusion in your proxy statement in accordance with rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. We request that Adrian Dominican Sisters be listed as a co-sponsor of this resolution in the proxy statement. A letter verifying our ownership of ExxonMobil common stock for at least the last twelve months is enclosed. We intend to maintain ownership through the annual meeting.

We continue to be very concerned about the issue of global warming and its impact on our human community, our environment and our economy. We call on ExxonMobil to make a significant commitment to reducing greenhouse gas emissions, in addition to meeting the targets set by the Kyoto Protocol. The risks involved in not addressing global warming are too costly for the well being of our planet, future generations, and our company's consumers and stockholders.

The Rev. Michael Crosby of the St. Joseph Province of the Capuchin Order will serve as the primary contact for the co-filers. We continue to hope that our company will be interested in dialogue with shareholders on this issue of renewable energy sources.

Sincerely,

Sister Judy Byron, OP

Judy Byron, OP
Board of Directors, Portfolio Advisory Board
Adrian Dominican Sisters

Encl. Resolution
Verification of Ownership

Please send correspondence to: Judy Byron, OP
Adrian Dominican Sisters
1216 NE 65th Street
Seattle, WA 98115

SHAREHOLDER PROPOSAL
DEC 10 2004
NO. OF SHARES ____________
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

EXXONMOBIL
Report on Kyoto Compliance

WHEREAS, international energy companies face unprecedented pressure to reduce greenhouse gas (GHG) emissions. Nations implementing the Kyoto Protocol are committed to significant reductions.

This resolution's proponents believe ExxonMobil is poorly positioned to meet increasing mandates to reduce GHG emissions in a cost-effective way.

The Guardian (10/07/04) reported: "Exxon... saw its greenhouse gas emissions jump 2% last year to 135.6m tones" and that "an Exxon spokesman admitted that the company had no targets for reductions in CO_2 emissions although he insisted that it was working hard on 'energy efficiency' gains." It said ExxonMobil's "emissions are more than 50% higher than those of rival Britain's BP despite the US firm's oil and gas production being only slightly larger."

At the World Energy Congress (09/07/04), ExxonMobil's Science Strategy and Programs Manager, Brian Flannery, said the company depends on new technology to address the issue, "not emissions abatement goals" (Asia Pulse Pte Limited, 09/07/04).

Flannery also noted the bulk of new energy demand "would come from developing countries which were outside the Kyoto Protocol." However, presently ExxonMobil is significantly exposed to climate regulations. In 2003 at least 37% of our Company's revenue came from just five nations (Canada, Japan, UK, Germany, Italy) that have signed the Kyoto Protocols.

ExxonMobil's commitment toward "technological solutions for energy supply and use with much lower greenhouse gas emissions" seems limited to the $10 million a year it's given Stanford University's Global Climate and Energy Project.

Competitors (ie, Shell, BP, ConocoPhillips, Statoil, Amerada Hess and Suncor) have taken early actions to reduce their exposure to climate related risks, including assuming costs for carbon in their strategic planning, reporting on and reducing their GHG emissions, engaging in emissions trading, and investing in renewable energy. BP's emissions reduction activities have generated savings with an NPV of $650 million.

ExxonMobil's own data show its total spending on research and development from 1997 – 2003 decreased between 2002-2003; meanwhile two of its three main competitors' expenditures increased (*WSJ* 07/17/04).

Such conflicting data and statements create confusion about whether and how the company is prepared to cost-effectively meet GHG reduction requirements, exposing it to unnecessary risks. Pressure from pension funds to examine climate change risks raises the possibility that industry segments like our own "could be viewed as inherently risky because of their exposure to climate-change regulations" (*WSJ* 10/27/04).

RESOLVED: shareholders request the Board undertake a comprehensive review and publish within six months of the annual meeting a report on how ExxonMobil will meet the greenhouse gas reduction targets of those countries in which it operates which have adopted the Kyoto Protocol.

Supporting Statement

The proponents hope the report will include:

+ Projections of costs;
+ Timelines for meeting mandatory reduction targets.
+ An evaluation of whether earlier action to reduce emissions, as undertaken by key ExxonMobil competitors, would have reduced these costs.
+ A study of the feasibility of reducing emissions in the US, which does not have restrictions on GHG emissions at the federal level but might implement them in the future.

Comerica

Comerica Bank

Institutional Trust
Client Administration M/C 3462
P. O. Box 75000
Detroit, Michigan 48275
FAX (313) 222-7041

December 6, 2004

Ms. Judy Byron
Intercommunity Peace & Justice Center
Northwest Coalition for Responsible Investment
1216 ne 65th Street
Seattle, WA 98115

RE: ADRIAN DOMINICAN SISTERS - SHAREHOLDER
ACCOUNT # 02-01-100-0291730

Dear Judy:

In regard to your request for a verification of holdings, the above referenced account currently holds 100 shares of EXXON MOBIL CORP. common stock. The attached list indicates the date the stock was acquired.

Please feel free to contact me should you have any additional questions or concerns.

Sincerely,



Karen L. Moncrieff
Vice President
(313) 222-7092

```
TA11 ____ __ AC 0291730 BK 02 01 100 AS __ 30231G102 NA ______ ______ TH ______
K1 ____________________ MG ____ K2 ____________________              ____ ID
11/16                                                                   15:44
                      - LOT DETAIL -
ADRIAN DOM SIS-SHAREHOLDER ACT          EXXON MOBIL CORPORATION

PRIN CASH         56,539.07             PRICE          49.58000   11/15/04
YTD ST GL            462.24             INC RATE        1.080000000
YTD MT GL               .00             WRITE DOWN 2 LIFO
YTD LT GL               .00             INV 176 DIRECTED BY CUSTOMER
ADM 043 KAREN MONCRIEFF                 RS 12  WH 12 UNT          100.0000
 ACQ-DT     LOT-NO    CB    INVEST    FED/STATE       UNITS/COST    UNREALIZED
11/24/03  2003328000  0                3,576.00         100.0000        1,382 P
                                                         35.760
  *** TOTAL ***        3,576.00
```

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039



December 13, 2004

VIA UPS OVERNIGHT DELIVERY

Sister Judy Byron, OP
Board of Directors, Portfolio Advisory Board
Adrian Dominican Sisters
1216 NE 65th Street
Seattle, WA 98115

Dear Sister Judy Byron:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Adrian Dominican Sisters the proposal previously submitted by Reverend Michael Crosby for the Province of St. Joseph of the Capuchin Order concerning a Kyoto compliance report in connection with ExxonMobil's 2005 annual meeting of shareholders.

Since the proxy rules do not address co-sponsoring of proposals, we will assume that the Province of St. Joseph of the Capuchin Order will be the sponsor of this proposal. Enclosed is a copy of our letter to Reverend Michael Crosby acknowledging receipt of this proposal.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Note that a statement of eligibility must be provided by the record holder of the securities. Since the Adrian Dominican Sisters does not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder of securities (usually a bank or broker) that you may own beneficially. Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 10, 2004, the date we received your proposal; and (3) must state that you have continuously owned the securities for at least 12 months prior to December 10, 2004. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your letter of December 6 included a letter dated December 6, 2004, from Comerica Bank stating that the Adrian Dominican Sisters currently holds 100 shares of Exxon Mobil Corporation stock. The attachment states that 100 shares were acquired on November 24, 2003. This letter does not adequately establish your eligibility to submit a shareholder proposal. As explained above, you must submit documentation from the record holder of your securities indicating that you have continuously held the required value of securities for at least one year as of December 10, 2004, the date of submission and our receipt of your proposal. The letter from Comerica Bank verifies ownership through December 6.

Documentation establishing your eligibility and correcting the deficiencies specifically noted in this letter must be postmarked, or transmitted electronically, to us no later than 14 days from the date you receive this notification.

Sincerely,



David G. Henry
Section Head
Shareholder Relations

c: Reverend Michael Crosby,
Province of St. Joseph of the Capuchin Order

Enclosures

Comerica

Comerica Bank

Dec. 15, 2004

David G. Henry, Section Head, Shareholder Relations
ExxonMobil
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Via fax: 972.444.1350

Dear Mr. Henry:

Re: The Adrian Dominican Sisters Account 02-01-100-0291730

In regard to your letter of December 13, 2004 to Sister Judy Byron, I hereby verify that Comerica holds 100 shares of ExxonMobil Corp common stock for the Adrian Dominican Sisters, and has continuously held that stock for more than one year prior to December 10, 2004.

Sincerely,



Karen L. Moncrieff
Vice President

Cc: Sister Judy Byron
Fax: 206.621.7046

SHAREHOLDER PROPOSAL

DEC 15 2004 16

NO. OF SHARES ______
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD



STATE OF MAINE
OFFICE OF THE TREASURER
39 STATE HOUSE STATION
AUGUSTA, MAINE
04333-0039

DALE McCORMICK
TREASURER OF STATE

HOLLY A. MAFFEI
DEPUTY TREASURER OF STATE

December 13, 2004


RECEIVED
DEC 14 2004
H. H. HUBBLE

Mr. Lee R. Raymond, CEO
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Dear Mr. Raymond:

The State of Maine Baxter State Park Trust currently holds five hundred (500) shares of ExxonMobil on behalf of the many beneficiaries of these trusts. The 500 shares have been in our investment accounts for over five years and the intent is to hold at least the requisite number of shares for proxy resolutions through the stockholders' meeting.

I am submitting the enclosed proposal for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. I understand that a representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules. Enclosed please find verification of ownership of the above-mentioned shares.

I consider Reverend Michael Crosby of the Midwest Capuchin Franciscans as the "primary filer" of this resolution, and myself as a co-filer. Please copy any correspondence to me and to Reverend Michael Crosby, Midwest Capuchin Franciscans.

Sincerely,

Dale McCormick

Cc: Henry Hubble, Secretary, Exxon Mobil
Encl: Resolution Text
Verification of Ownership

SHAREHOLDER PROPOSAL

DEC 14 2004

NO. OF SHARES ______
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD



PRINTED ON RECYCLED PAPER

PHONE: (207) 624-7477 TTY: (207) 624-7630 FAX: (207) 287-2367
e-mail: state.treasurer@state.me.us

Climate Change

ExxonMobil

WHEREAS:

In 2001, the Intergovernmental Panel on Climate Change concluded "there is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activities." The National Academy of Sciences stated that the "degree of confidence in the IPCC assessment is higher today than it was 10, or even 5 years ago."

The Environmental Protection Agency's "Climate Action Report – 2002," concluded that climate change poses risks to coastal communities due to sea level rise, water shortages, and increases in the heat index and frequency of heat waves.

Countries have implemented greenhouse gas emissions (GHG) controls abroad that could disadvantage U.S. companies against competitors already accustomed to operating in carbon-constrained environments. At least half of U.S. states are addressing global warming, through legislation, lawsuits against the federal government or programs initiated by governors.

According to recent polls by Zogby and Gallup, 75% of Americans favor mandatory controls on GHG emissions.

Recent reports by CERES, the Carbon Disclosure Project, Innovest Strategic Value Advisors, and the Investor Responsibility Research Center demonstrate the growing financial risks of climate change for US corporations, and that companies are not adequately disclosing these risks to investors.

The reinsurer Swiss Re is asking companies applying for directors and officers insurance to explain what they are doing to prepare for potential regulation of GHG emissions.

We believe our industry is highly exposed to risk from climate change; according to the Energy Information Administration, over half of all GHG emissions in the United States are from oil and gas combustion.

Industry leaders such as Royal Dutch/Shell, BP, ConocoPhillips, Statoil, Suncor and Amerada Hess are taking actions to reduce their exposure to climate related risks, including assuming a cost for carbon in their strategic planning, reporting on and reducing their GHG emissions, engaging in emissions trading, and investing in renewable energy. BP reports that its emissions reduction activities have generated savings with an NPV of $650 million.

According to *Oil and Gas Investor,* the industry's environmental record is hurting its ability to attract strong employees. Companies like BP claim that their proactive stance on climate change helps to recruit and retain quality employees.

RESOLVED: The shareholders request that a committee of independent directors of the Board assess how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other greenhouse gas emissions and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004.

SUPPORTING STATEMENT

We believe management has a fiduciary duty to carefully assess and disclose to shareholders all pertinent information on its response associated with climate change. We believe taking early action to reduce emissions and prepare for standards could provide competitive advantages, and inaction and opposition to emissions control efforts could expose companies to regulatory and litigation risk, and reputation damage.



KeyBank National Association
Member FDIC

Investment Management Services

One Canal Plaza, 2nd Floor
Portland, ME 04101

Ms. Dale McCormick, State Treasurer
Maine State Treasury Dept.
State House Station # 39
Augusta, ME 04333

November 23, 2004

RE: State of Maine Investment Holdings of Exxon Mobil Corp Common Stock

To the Treasurer of the State of Maine:

At your request, we confirm the following as of this date:

Within the following State of Maine investment portfolio accounts are holdings of Exxon Mobil common stock:

State of Maine/Baxter State Park:	500 shares Exxon Mobil
State of Maine Several Trust Funds:	1,125 shares Exxon Mobil
State of Maine Lands Reserve:	1,125 shares Exxon Mobil
TOTAL:	2,750 shares Exxon Mobil common stock

We are the investment managers and custodians of the securities within the above accounts and hereby attest to the above. Any questions may be directed to me as senior portfolio manager at (207) 874-7174.

Sincerely,

Richard W. Ogrodnik

Richard W. Ogrodnik
Senior Vice President & Sr. Portfolio Mgr.



"McCormick, Dale"
<Dale.McCormick@maine.gov>

12/14/04 02:27 PM

To: "'david.g.henry@exxonmobil.com'" <david.g.henry@exxonmobil.com>
cc:
Subject: Co-filing letter and resolution on Kyoto Compliance

<<2005XOMKyotoComplianceFinal.doc>>

<<Co-filing letter on Kyoto Compliance Dec 13 04.doc>>

Dear David, Again thank you very much for calling and pointing out my error. I really appreciate it. Here is both a new filing letter that refers to the resolution by name (that is the only change from the one I sent yesterday) and the correct resolution text.

Thanks again,

Dale McCormick,

Maine State Treasurer


2005XOMKyotoComplianceFinal.doc


Co-filing letter on Kyoto Compliance Dec 13 04.doc



DALE McCORMICK
Treasurer of State

State of Maine
Office of the Treasurer of State

39 State House Station
Augusta ME 04333-0039
207.624-7477 (voice) 207.287-2367 (fax)

December 13, 2004

Mr. Lee R. Raymond, CEO
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Dear Mr. Raymond:

The State of Maine Baxter State Park Trust currently holds five hundred (500) shares of ExxonMobil on behalf of the many beneficiaries of these trusts. The 500 shares have been in our investment accounts for over five years and the intent is to hold at least the requisite number of shares for proxy resolutions through the stockholders' meeting.

I am submitting the enclosed proposal on compliance with the Kyoto Treaty for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. I understand that a representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules. Enclosed please find verification of ownership of the above-mentioned shares.

I consider Reverend Michael Crosby of the Midwest Capuchin Franciscans as the "primary filer" of this resolution, and myself as a co-filer. Please copy any correspondence to me and to Reverend Michael Crosby, Midwest Capuchin Franciscans.

Sincerely,

Dale McCormick

Cc: Henry Hubble, Secretary, Exxon Mobil
Encl: Resolution Text
Verification of Ownership

EXXONMOBIL
Reduction of Greenhouse Gases

WHEREAS, international energy companies are facing unprecedented pressure to reduce greenhouse gas (GHG) emissions. Countries implementing the Kyoto Protocol have committed to significant reductions.

This resolution's proponents believe ExxonMobil is poorly positioned to meet increasing mandates to reduce GHG emissions in a cost-effective way.

The Guardian (10/07/04) reported: "Exxon... saw its greenhouse gas emissions jump 2% last year to 135.6m tones" and that "an Exxon spokesman admitted that the company had no targets for reductions in CO_2 emissions although he insisted that it was working hard on 'energy efficiency' gains." It said ExxonMobil's "emissions are more than 50% higher than those of rival Britain's BP despite the US firm's oil and gas production being only slightly larger."

At the World Energy Congress (09/07/04), ExxonMobil's Science Strategy and Programs Manager, Brian Flannery, said the company depends on new technology to address the issue, "not emissions abatement goals" (Asia Pulse Pte Limited, 09/07/04).

Flannery also noted the bulk of new energy demand "would come from developing countries which were outside the Kyoto Protocol on greenhouse gas abatement." However, our 2003 10-K lists "significant revenue sources" (37.4%) now coming from five countries outside the U.S.A. These "revenue sources" exist in countries that have signed the Kyoto Protocols.

Our "technological solutions for energy supply and use with much lower greenhouse gas emissions" seems limited to the $10 million a year it's given Stanford University's Global Climate and Energy Project.

Competitors (ie, Shell, BP, ConocoPhillips, Statoil, Amerada Hess and Suncor) have taken early actions to reduce their exposure to climate related risks, including assuming costs for carbon in their strategic planning, reporting on and reducing their GHG emissions, engaging in emissions trading, and investing in renewable energy. BP's emissions reduction activities have generated savings with an NPV of $650 million.

ExxonMobil's own data show its total spending on research and development from 1997 – 2003 decreased between 2002-2003; meanwhile two of its three main competitors' expenditures increased (*WSJ* 07/17/04).

Such conflicting data and statements create confusion about whether and how the company is prepared to cost-effectively meet GHG reduction requirements, exposing it to unnecessary risks. Pressure from pension funds to examine climate change risks raises the possibility that industry segments like our own "could be viewed as inherently risky because of their exposure to climate-change regulations" (*WSJ* 10/27/04).

RESOLVED: shareholders request the Board undertake a comprehensive review and publish within six months of the annual meeting a report on how ExxonMobil will meet the greenhouse gas reduction targets of those countries in which it operates which have adopted the Kyoto Protocol.

Supporting Statement

The proponents of this resolution would hope to find the report projecting costs and timelines for meeting mandatory reduction targets. They would like to see considered whether early action to reduce emissions, as undertaken by key ExxonMobil competitors, would reduce these costs. We also believe the report should include the advisability of reducing emissions in the US, which does not have restrictions on GHG emissions but might implement them in the future.

2005XOMKyotoComplianceFinal120104 499 words, excluding titles

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039



December 15, 2004

VIA UPS - OVERNIGHT DELIVERY

Ms. Dale McCormick
State of Maine
Office of the Treasurer
39 State House Station
Augusta, ME 04333

Dear Ms. McCormick:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the State of Maine Baxter State Park Trust the proposal previously submitted by the Province of St. Joseph of the Capuchin Order, concerning a Kyoto compliance report in connection with ExxonMobil's 2005 annual meeting of shareholders.

Since the proxy rules do not address co-sponsoring of proposals, we will assume that the Province of St. Joseph of the Capuchin Order will be the sponsor of this proposal. Enclosed is a copy of the letter we sent to the Reverend Michael Crosby.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Note that a statement of eligibility must be provided by the record holder of the securities. Since the State of Maine Baxter State Park Trust does not appear on our records as a registered shareholder, you must submit proof that the State of Maine Baxter State Park Trust meet these eligibility requirements, such as by providing a statement from the record holder of securities (usually a bank or broker) that you may own beneficially. Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 14, 2004, the date we received your proposal; and (3) must state that you have continuously owned the securities for at least 12 months prior to December 14, 2004. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your letter of December 13 included a letter dated November 23, 2004, from McDonald Financial Group stating that the State of Maine Baxter State Park holds 500 shares of Exxon Mobil Corporation stock. This letter does not adequately establish your eligibility to submit a shareholder proposal. As explained above, you must submit documentation from the record holder of your securities indicating that you have continuously held the required value of securities for at least one year as of December 14, 2004, the date of submission and our receipt of your proposal. The letter from McDonald Financial Group verifies ownership on November 23.

In addition, the proof of ownership must be submitted by the record holder of your shares. The records of our transfer agent do not indicate that McDonald Financial Group is a record holder of ExxonMobil stock, nor does McDonald Financial Group appear on DTC's records as a direct participant in the DTC system.

Documentation establishing your eligibility and correcting the deficiencies specifically noted in this letter must be postmarked, or transmitted electronically, to us no later than 14 days from the date you receive this notification.

Sincerely,



David G. Henry
Section Head
Shareholder Relations

Enclosures

c: Reverend Michael H. Crosby,
Province of St. Joseph of the Capuchin Order



STATE OF MAINE
OFFICE OF THE TREASURER
39 STATE HOUSE STATION
AUGUSTA, MAINE
04333-0039

DALE McCORMICK
TREASURER OF STATE

HOLLY A. MAFFEI
DEPUTY TREASURER OF STATE

December 29, 2004

Mr. David G. Henry
Section Head – Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Dear Mr. Henry:

Attached please find a letter dated December 20, 2004 from Richard W. Ogrodnik of McDonald Financial Group stating that the State of Maine Baxter State Park Trust owns, as of December 14, 2004, 375 shares of ExxonMobil and has since June 9, 2003. In addition, the letter certifies that KeyBank National Association, of which McDonald Financial Group is their investment division, is the direct DTC participant and custodian of the above-mentioned shares.

I trust this responds fully to your letter of December 15, 2004 with respect to my co-filing of the Province of St. Joseph of the Capuchin Order's shareholder proposal concerning a Kyoto compliance report.

Thank you for your time.

Sincerely,

Dale McCormick



PHONE: (207) 624-7477 TTY: (207) 624-7630 FAX: (207) 287-2367
e-mail: state.treasurer@state.me.us

PRINTED ON RECYCLED PAPER

EXXONMOBIL
Reduction of Greenhouse Gases

WHEREAS, international energy companies are facing unprecedented pressure to reduce greenhouse gas (GHG) emissions. Countries implementing the Kyoto Protocol have committed to significant reductions.

This resolution's proponents believe ExxonMobil is poorly positioned to meet increasing mandates to reduce GHG emissions in a cost-effective way.

The Guardian (10/07/04) reported: "Exxon... saw its greenhouse gas emissions jump 2% last year to 135.6m tones" and that "an Exxon spokesman admitted that the company had no targets for reductions in CO_2 emissions although he insisted that it was working hard on 'energy efficiency' gains." It said ExxonMobil's "emissions are more than 50% higher than those of rival Britain's BP despite the US firm's oil and gas production being only slightly larger."

At the World Energy Congress (09/07/04), ExxonMobil's Science Strategy and Programs Manager, Brian Flannery, said the company depends on new technology to address the issue, "not emissions abatement goals" (Asia Pulse Pte Limited, 09/07/04).

Flannery also noted the bulk of new energy demand "would come from developing countries which were outside the Kyoto Protocol on greenhouse gas abatement." However, our 2003 10-K lists "significant revenue sources" (37.4%) now coming from five countries outside the U.S.A. These "revenue sources" exist in countries that have signed the Kyoto Protocols.

Our "technological solutions for energy supply and use with much lower greenhouse gas emissions" seems limited to the $10 million a year it's given Stanford University's Global Climate and Energy Project.

Competitors (ie, Shell, BP, ConocoPhillips, Statoil, Amerada Hess and Suncor) have taken early actions to reduce their exposure to climate related risks, including assuming costs for carbon in their strategic planning, reporting on and reducing their GHG emissions, engaging in emissions trading, and investing in renewable energy. BP's emissions reduction activities have generated savings with an NPV of $650 million.

ExxonMobil's own data show its total spending on research and development from 1997 – 2003 decreased between 2002-2003; meanwhile two of its three main competitors' expenditures increased (*WSJ* 07/17/04).

Such conflicting data and statements create confusion about whether and how the company is prepared to cost-effectively meet GHG reduction requirements, exposing it to unnecessary risks. Pressure from pension funds to examine climate change risks raises the possibility that industry segments like our own "could be viewed as inherently risky because of their exposure to climate-change regulations" (*WSJ* 10/27/04).

RESOLVED: shareholders request the Board undertake a comprehensive review and publish within six months of the annual meeting a report on how ExxonMobil will meet the greenhouse gas reduction targets of those countries in which it operates which have adopted the Kyoto Protocol.

Supporting Statement

The proponents of this resolution would hope to find the report projecting costs and timelines for meeting mandatory reduction targets. They would like to see considered whether early action to reduce emissions, as undertaken by key ExxonMobil competitors, would reduce these costs. We also believe the report should include the advisability of reducing emissions in the US, which does not have restrictions on GHG emissions but might implement them in the future.

2005XOMKyotoComplianceFinal120104 499 words, excluding titles



KeyBank National Association
Member FDIC

Investment Management Services

One Canal Plaza, 2nd Floor
Portland, ME 04101

Ms. Dale McCormick, State Treasurer
Maine State Treasury Dept.
State House Station # 39
Augusta, ME 04333

December 20, 2004

RE: State of Maine Investment Holdings of Exxon Mobil Corp Common Stock

To the Treasurer of the State of Maine:

At your request and for the purposes of disclosure to Exxon Mobil Corporation, we confirm and certify to the following as of **December 14, 2004**:

Within the following State of Maine investment portfolio accounts are the following holdings of Exxon Mobil common stock that have been continuously held in their respective accounts for over a one year period preceding December 14, 2004 based on tax lot records:

State of Maine/Baxter State Park:	375 shares Exxon Mobil	{Acquired 06/09/2003}
State of Maine Several Trust Funds:	950 shares Exxon Mobil	{Acquired 10/20/1993}
State of Maine Lands Reserve:	875 shares Exxon Mobil	{Acquired 04/06/1995}
TOTAL:	2,200 shares Exxon Mobil	

We are the investment managers of the above portfolios and KeyBank National Association is the direct DTC participant and custodian of the above shares. Any questions may be directed to me as senior portfolio manager at (207) 874-7174.

Sincerely,

Richard W. Ogrodnik

Richard W. Ogrodnik
Senior Vice President & Sr. Portfolio Mgr.
KeyBank National Association


RECEIVED
DEC 09 2004
H. H. HUBBLE



—MARYKNOLL—SISTERS

P.O. Box 311
Maryknoll, New York 10545-0311
Tel. (914)-941-7575

December 4, 2004

Mr. Lee Raymond
Chief Executive Officer
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Raymond,

The Maryknoll Sisters of St. Dominic, Inc. are the beneficial owners of 100 shares of Exxon Mobil Corporation. The Sisters have held these shares continuously for over one year and will continue to do so at least until after the next annual meeting of shareholders. A letter of verification of ownership is enclosed.

The Maryknoll Sisters are a Catholic missionary congregation working in over 30 countries. In some of those countries, particularly in Micronesia and the Marshall Islands, the impacts of global warming are a reality people face daily. As shareholders in ExxonMobil, they wish to know how the Company is complying with greenhouse gas emission reductions named in the Kyoto Protocol.

I am authorized to notify you of our intention to present the attached proposal for consideration and action by the stockholders at the next annual meeting. I submit this resolution for inclusion in the proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The contact person for this resolution is Rev. Michael Crosby, representing the Province of St. Joseph of the Capuchin Order.

Sincerely,

Catherine Rowan

Catherine Rowan
Corporate Social Responsibility Coordinator

enc.

EXXONMOBIL
Report on Kyoto Compliance

WHEREAS, international energy companies face unprecedented pressure to reduce greenhouse gas (GHG) emissions. Nations implementing the Kyoto Protocol are committed to significant reductions.

This resolution's proponents believe ExxonMobil is poorly positioned to meet increasing mandates to reduce GHG emissions in a cost-effective way.

The Guardian (10/07/04) reported: "Exxon… saw its greenhouse gas emissions jump 2% last year to 135.6m tones" and that "an Exxon spokesman admitted that the company had no targets for reductions in CO_2 emissions although he insisted that it was working hard on 'energy efficiency' gains." It said ExxonMobil's "emissions are more than 50% higher than those of rival Britain's BP despite the US firm's oil and gas production being only slightly larger."

At the World Energy Congress (09/07/04), ExxonMobil's Science Strategy and Programs Manager, Brian Flannery, said the company depends on new technology to address the issue, "not emissions abatement goals" (Asia Pulse Pte Limited, 09/07/04).

Flannery also noted the bulk of new energy demand "would come from developing countries which were outside the Kyoto Protocol." However, presently ExxonMobil is significantly exposed to climate regulations. In 2003 at least 37% of our Company's revenue came from just five nations (Canada, Japan, UK, Germany, Italy) that have signed the Kyoto Protocols.

ExxonMobil's commitment toward "technological solutions for energy supply and use with much lower greenhouse gas emissions" seems limited to the $10 million a year it's given Stanford University's Global Climate and Energy Project.

Competitors (ie, Shell, BP, ConocoPhillips, Statoil, Amerada Hess and Suncor) have taken early actions to reduce their exposure to climate related risks, including assuming costs for carbon in their strategic planning, reporting on and reducing their GHG emissions, engaging in emissions trading, and investing in renewable energy. BP's emissions reduction activities have generated savings with an NPV of $650 million.

ExxonMobil's own data show its total spending on research and development from 1997 – 2003 decreased between 2002-2003; meanwhile two of its three main competitors' expenditures increased (*WSJ* 07/17/04).

Such conflicting data and statements create confusion about whether and how the company is prepared to cost-effectively meet GHG reduction requirements, exposing it to unnecessary risks. Pressure from pension funds to examine climate change risks raises the possibility that industry segments like our own "could be viewed as inherently risky because of their exposure to climate-change regulations" (*WSJ* 10/27/04).

RESOLVED: shareholders request the Board undertake a comprehensive review and publish within six months of the annual meeting a report on how ExxonMobil will meet the greenhouse gas reduction targets of those countries in which it operates which have adopted the Kyoto Protocol.

Supporting Statement

The proponents hope the report will include:

+ Projections of costs;
+ Timelines for meeting mandatory reduction targets.
+ An evaluation of whether earlier action to reduce emissions, as undertaken by key ExxonMobil competitors, would have reduced these costs.
+ A study of the feasibility of reducing emissions in the US, which does not have restrictions on GHG emissions at the federal level but might implement them in the future.

Scudder Private Investment Counsel

Scudder Private Investment Counsel
600 Vine Street
Cincinnati, OH 45202-4438

December 3, 2004

Exxon Mobil Corporation
5959 Las Colinas Blvd
Irving, TX 75039

REF: Stock Verifications – Maryknoll Sisters of St. Dominic, Inc.

To Whom It May Concern:

This certifies that the Maryknoll Sisters of St. Dominic, Inc. are the beneficial owners of 100 shares of Exxon Mobil Corporation. These shares have been held for more than one year and will continue to be held at least through the next annual meeting.

Sincerely,



Karen Vannasdall
Assistant Vice President


Deutsche Bank

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039



December 14, 2004

VIA UPS - OVERNIGHT DELIVERY

Ms. Catherine Rowan
Corporate Social Responsibility Coordinator
Maryknoll Sisters of St. Dominic
10 Pines Bridge Road
Maryknoll, NY 10545-0311

Dear Ms. Rowan:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of Maryknoll Sisters of St. Dominic, Inc. the proposal previously submitted by the Province of St. Joseph of the Capuchin Order concerning a Kyoto compliance report, in connection with ExxonMobil's 2005 annual meeting of shareholders.

Since the proxy rules do not address co-sponsoring of proposals, we will assume that the Province of St. Joseph of the Capuchin Order will be the sponsor of this proposal. Enclosed is a copy of the letter we sent to the Reverend Michael Crosby.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Note that a statement of eligibility must be provided by the record holder of the securities. Since the Maryknoll Sisters of St. Dominic, Inc. does not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder of securities (usually a bank or broker) that you may own beneficially. Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 9, 2004, the date we received your proposal; and (3) must state that you have continuously owned the securities for at least 12 months prior to December 9, 2004. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your letter of December 4 included a letter dated December 3, 2004, from Scudder Private Investment Counsel stating that the Maryknoll Sisters of St. Dominic, Inc. have held for more than one year 100 shares of Exxon Mobil Corporation stock. This letter does not adequately establish your eligibility to submit a shareholder proposal. As explained above, you must submit documentation from the record holder of your securities indicating that you have continuously held the required value of securities for at least one year as of December 9, 2004, the date of submission and our receipt of your proposal. The letter from Scudder Private Investment Counsel verifies ownership through December 3.

In addition, the proof of ownership must be submitted by the record holder of your shares. The records of our transfer agent do not indicate that Scudder Private Investment Counsel is a record holder of ExxonMobil stock, nor does Scudder Private Investment Counsel appear on DTC's records as a direct participant in the DTC system.

Documentation establishing your eligibility and correcting the deficiencies specifically noted in this letter must be postmarked, or transmitted electronically, to us no later than 14 days from the date you receive this notification.

Sincerely,



David G. Henry
Section Head
Shareholder Relations

Enclosures

c: Reverend Michael H. Crosby,
Province of St. Joseph of the Capuchin Order



of LaGrange
1515 W. Ogden Ave. • LaGrange Park, IL • 60526-1721 • 708.354.9200 • fax 708.354.9573


RECEIVED
DEC 13 2004
H. H. HUBBLE

December 7, 2004



Mr. Lee R. Raymond, Chief Executive Officer
ExxonMobil Corporatieon
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Raymond,

The Sisters of St. Joseph of La Grange are owners of 800 shares of common stock in ExxonMobil. We are concerned about the environment and also about the social responsibilities of the companies in which we invest. We are certain that it is possible for corporations to be both concerned about the social implications of their policies and also to make a fair profit for investors.

We are concerned that greenhouse gas emissions from passenger vehicles are a continuing significant source of pollution contributing to global climate change. Nations implementing the Kyoto Protocol are committed to significant reductions. ExxonMobil is poorly positioned to meet increasing mandates to reduce greenhouse gas emissions in a cost-effective way.

Through the letter we are now notifying the company of our sponsorship of the enclosed resolution and present it for inclusion in the proxy statement for a vote at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are co-filing this resolution along with other concerned investors. The primary contact for you for the filers, the Capuchin Province of St. Joseph, is Reverend Michael H. Crosby, OFMCap.

Proof of ownership of shares of common stock in our company for at least the last twelve months is attached. It its our intent to maintain ownership of these shares through the date of the annual meeting.

It is our tradition, as religious investors, to seek dialogue with companies to discuss the issues involved in the resolutions. We hope that a dialogue of this sort is of interest to you as well.

Sincerely,

Joellen Sbrissa, CSJ

Joellen Sbrissa, CSJ
Chairperson,
Social Responsible Investments Committee

Enc. Resolution
Verification of stock Ownership

cc: Interfaith Center on Corporate Responsibility
Rev. Michael H. Crosby, OFM Cap. (The Capuchin Province of St. Joseph)

SHAREHOLDER PROPOSAL

DEC 13 2004

NO. OF SHARES ________
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

EXXONMOBIL
Report on Kyoto Compliance

WHEREAS, international energy companies face unprecedented pressure to reduce greenhouse gas (GHG) emissions. Nations implementing the Kyoto Protocol are committed to significant reductions.

This resolution's proponents believe ExxonMobil is poorly positioned to meet increasing mandates to reduce GHG emissions in a cost-effective way.

The Guardian (10/07/04) reported: "Exxon… saw its greenhouse gas emissions jump 2% last year to 135.6m tones" and that "an Exxon spokesman admitted that the company had no targets for reductions in CO_2 emissions although he insisted that it was working hard on 'energy efficiency' gains." It said ExxonMobil's "emissions are more than 50% higher than those of rival Britain's BP despite the US firm's oil and gas production being only slightly larger."

At the World Energy Congress (09/07/04), ExxonMobil's Science Strategy and Programs Manager, Brian Flannery, said the company depends on new technology to address the issue, "not emissions abatement goals" (Asia Pulse Pte Limited, 09/07/04).

Flannery also noted the bulk of new energy demand "would come from developing countries which were outside the Kyoto Protocol." However, presently ExxonMobil is significantly exposed to climate regulations. In 2003 at least 37% of our Company's revenue came from just five nations (Canada, Japan, UK, Germany, Italy) that have signed the Kyoto Protocol.

ExxonMobil's commitment toward "technological solutions for energy supply and use with much lower greenhouse gas emissions" seems limited to the $10 million a year it's given Stanford University's Global Climate and Energy Project.

Competitors (ie, Shell, BP, ConocoPhillips, Statoil, Amerada Hess and Suncor) have taken early actions to reduce their exposure to climate related risks, including assuming costs for carbon in their strategic planning, reporting on and reducing their GHG emissions, engaging in emissions trading, and investing in renewable energy. BP's emissions reduction activities have generated savings with an NPV of $650 million.

ExxonMobil's own data show its total spending on research and development from 1997 – 2003 decreased between 2002-2003; meanwhile two of its three main competitors' expenditures increased (*WSJ* 07/17/04).

Such conflicting data and statements create confusion about whether and how the company is prepared to cost-effectively meet GHG reduction requirements, exposing it to unnecessary risks. Pressure from pension funds to examine climate change risks raises the possibility that industry segments like our own "could be viewed as inherently risky because of their exposure to climate-change regulations" (*WSJ* 10/27/04).

RESOLVED: shareholders request the Board undertake a comprehensive review and publish within six months of the annual meeting a report on how ExxonMobil will meet the greenhouse gas reduction targets of those countries in which it operates which have adopted the Kyoto Protocol.

Supporting Statement

The proponents hope the report will include:

+ Projections of costs;

+ Timelines for meeting mandatory reduction targets.

+ An evaluation of whether earlier action to reduce emissions, as undertaken by key ExxonMobil competitors, would have reduced these costs.

+ A study of the feasibility of reducing emissions in the US, which does not have restrictions on GHG emissions at the federal level but might implement them in the future.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039


ExxonMobil

December 14, 2004

VIA UPS OVERNIGHT DELIVERY

Ms. Joellen Sbrissa, CSJ
Chairperson,
Social Responsible Investments Committee
Sisters of St. Joseph of LaGrange
1515 West Ogden Ave.
LaGrange Park, IL 60526-1721

Dear Ms. Sbrissa:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Sisters of St. Joseph of LaGrange the proposal previously submitted by Reverend Michael Crosby for the Province of St. Joseph of the Capuchin Order concerning a Kyoto compliance report in connection with ExxonMobil's 2005 annual meeting of shareholders.

Since the proxy rules do not address co-sponsoring of proposals, we will assume that the Province of St. Joseph of the Capuchin Order will be the sponsor of this proposal. Enclosed is a copy of our letter to Reverend Michael Crosby acknowledging receipt of this proposal.

Since the Sisters of St. Joseph of LaGrange appear in the Company's records as a shareholder, we were able to verify your eligibility.

Sincerely,

Dave Henry

David G. Henry
Section Head
Shareholder Relations

c: Reverend Michael Crosby,
Province of St. Joseph of the Capuchin Order



Catholic Healthcare West
CHW

185 Berry Street
Suite 300
San Francisco, CA 94107-1739
(415) 438-5500 *telephone*
(415) 438-5724 *facsimile*

October 28, 2004

Mr. Lee R. Raymond
Chief Executive Officer
ExxonMobil Corporation
6959 Las Colinas Boulevard
Irving, TX 75039

Dear Mr. Raymond:

Catholic Healthcare West (CHW) is a health care delivery system serving communities in the western United States. As a religiously sponsored organization, CHW seeks to reflect its values, principles and mission in its investment decisions.

Catholic Healthcare West is the beneficial owner of 163,650 shares of ExxonMobil common stock. We present this resolution for inclusion in the proxy statement for action at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition, we request that we be listed as a sponsor of this resolution in the company proxy statement. Proof of ownership of common stock in the company for at least the last twelve months is enclosed. We intend to maintain ownership through the date of the annual meeting. There will be a representative present at the stockholders meeting to present this resolution as required by the SEC Rules. We are filing this resolution along with other concerned investors. Rev. Michael Crosby, representing the Province of St. Joseph of the Capuchin Order, will serve as primary contact.

It is our tradition as religious investors to seek dialogue with companies to discuss the issues involved in the resolution. We would be very interested in learning of the company's redirection on the issues raised in the proposal

Sincerely,

Sr. Susan Vickers

Susan Vickers, RSM
Director of Advocacy.

EXXONMOBIL
Report on Kyoto Compliance

WHEREAS, international energy companies face unprecedented pressure to reduce greenhouse gas (GHG) emissions. Nations implementing the Kyoto Protocol are committed to significant reductions.

This resolution's proponents believe ExxonMobil is poorly positioned to meet increasing mandates to reduce GHG emissions in a cost-effective way.

The Guardian (10/07/04) reported: "Exxon... saw its greenhouse gas emissions jump 2% last year to 135.6m tones" and that "an Exxon spokesman admitted that the company had no targets for reductions in CO_2 emissions although he insisted that it was working hard on 'energy efficiency' gains." It said ExxonMobil's "emissions are more than 50% higher than those of rival Britain's BP despite the US firm's oil and gas production being only slightly larger."

At the World Energy Congress (09/07/04), ExxonMobil's Science Strategy and Programs Manager, Brian Flannery, said the company depends on new technology to address the issue, "not emissions abatement goals" (Asia Pulse Pte Limited, 09/07/04).

Flannery also noted the bulk of new energy demand "would come from developing countries which were outside the Kyoto Protocol." However, presently ExxonMobil is significantly exposed to climate regulations. In 2003 at least 37% of our Company's revenue came from just five nations (Canada, Japan, UK, Germany, Italy) that have signed the Kyoto Protocol.

ExxonMobil's commitment toward "technological solutions for energy supply and use with much lower greenhouse gas emissions" seems limited to the $10 million a year it's given Stanford University's Global Climate and Energy Project.

Competitors (ie, Shell, BP, ConocoPhillips, Statoil, Amerada Hess and Suncor) have taken early actions to reduce their exposure to climate related risks, including assuming costs for carbon in their strategic planning, reporting on and reducing their GHG emissions, engaging in emissions trading, and investing in renewable energy. BP's emissions reduction activities have generated savings with an NPV of $650 million.

ExxonMobil's own data show its total spending on research and development from 1997 – 2003 decreased between 2002-2003; meanwhile two of its three main competitors' expenditures increased (*WSJ* 07/17/04).

Such conflicting data and statements create confusion about whether and how the company is prepared to cost-effectively meet GHG reduction requirements, exposing it to unnecessary risks. Pressure from pension funds to examine climate change risks raises the possibility that industry segments like our own "could be viewed as inherently risky because of their exposure to climate-change regulations" (*WSJ* 10/27/04).

RESOLVED: shareholders request the Board undertake a comprehensive review and publish within six months of the annual meeting a report on how ExxonMobil will meet the greenhouse gas reduction targets of those countries in which it operates which have adopted the Kyoto Protocol.

Supporting Statement

The proponents hope the report will include:

+ Projections of costs;

+ Timelines for meeting mandatory reduction targets.

+ An evaluation of whether earlier action to reduce emissions, as undertaken by key ExxonMobil competitors, would have reduced these costs.

+ A study of the feasibility of reducing emissions in the US, which does not have restrictions on GHG emissions at the federal level but might implement them in the future.



STATE STREET.
For Everything You Invest In™

Erin Rodriguez
Vice President
Institutional Investor Services
633 W. Fifth Street, 12th Floor
Los Angeles, CA 90071
Telephone (213) 362-7371
Facsimile (213) 362-7330
eprodriguez@statestreet.com

October 28, 2004

Sr. Susan Vickers
VP Community Health
Catholic Healthcare West
185 Berry Street, Suite 300
San Francisco, CA 94107
Fax #415-591-2404

Re: Annual Verification Letter

Dear Susan:

Please accept this letter as confirmation that Catholic Healthcare West has owned at least 200 shares or $2,000.00 of the following securities from October 27, 2003 – October 27, 2004. The October 27, 2004 share positions are listed below:

Security	CUSIP	Shares
Abbot Labs	002824100	195,120
American Intl Group Com	026874107	31,950
Anadarko Pete Corp	032511107	25,200
Bristol Myers Squibb	110122108	89,800
ChevronTexaco Corp	166764100	181,500
Dell Inc	24702R101	116,750
Delphi Corp	247126105	278,900
Exxon Mobil Corp	30231G102	163,650
Federal Home Ln Mtg Corp	313400301	400
Federal Natl Mtg Assn	313586109	82,204
General Elec Co	369604103	380,530
General Mtrs Corp	370442105	35,200
Gilead Sciences Inc	375558103	51,000
Intel Corp	458140100	166,010
International Business Machs	459200101	38,300
Johnson & Johnson	478160104	114,610
Marathon Oil Corp	565849106	43,700
Merck & Co Inc	589331107	43,300
Pepsico Inc	713448108	23,545
Pfizer Inc Com	717081103	80,595
Time Warner Inc New	887317105	400
Wal Mart Stores Inc Com	931142103	94,562

Please let me know if you have any questions.

Regards,

Erin Rodriguez

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039



December 15, 2004

VIA UPS - OVERNIGHT DELIVERY

Ms. Susan Vickers, RSM
Director of Advocacy
Catholic Healthcare West
185 Berry Street, Suite 300
San Francisco, CA 94107-1739

Dear Ms. Vickers:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of Catholic Healthcare West the proposal previously submitted by the Province of St. Joseph of the Capuchin Order concerning a Kyoto compliance report, in connection with ExxonMobil's 2005 annual meeting of shareholders.

Since the proxy rules do not address co-sponsoring of proposals, we will assume that the Province of St. Joseph of the Capuchin Order will be the sponsor of this proposal. Enclosed is a copy of the letter we sent to the Reverend Michael Crosby.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Note that a statement of eligibility must be provided by the record holder of the securities. Since Catholic Healthcare West does not appear on our records as a registered shareholder, you must submit proof that Catholic Healthcare West meets these eligibility requirements, such as by providing a statement from the record holder of securities (usually a bank or broker) that you may own beneficially. Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 15, 2004, the date we received your proposal; and (3) must state that you have continuously owned the securities for at least 12 months prior to December 15, 2004. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your letter of October 28 included a letter dated October 28, 2004, from State Street stating that Catholic Healthcare West has held for more than one year at least 200 shares of Exxon Mobil Corporation stock. This letter does not adequately establish your eligibility to submit a shareholder proposal. As explained above, you must submit documentation from the record holder of your securities indicating that you have continuously held the required value of securities for at least one year as of December 15, 2004, the date of submission and our receipt of your proposal. The letter from State Street verifies ownership through October 27.

Documentation establishing your eligibility and correcting the deficiency specifically noted in this letter must be postmarked, or transmitted electronically at 972.444.1505, to us no later than 14 days from the date you receive this notification.

Sincerely,



David G. Henry
Section Head
Shareholder Relations

Enclosures

c: Reverend Michael H. Crosby,
Province of St. Joseph of the Capuchin Order



Catholic Healthcare West
CHW

185 Berry Street
Suite 300
San Francisco, CA 94107-1739
(415) 438-5500 *telephone*
(415) 438-5724 *facsimile*

RECEIVED
DEC 21 2004
S.M. DERKACZ

December 20, 2004

David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

Dear Mr. Henry,

Attached is the requested proof that Catholic Healthcare West has continuously held the required value of securities for at least one year as of December 17, 2004.

Sincerely,

Susan Vickers

Susan Vickers, RSM
VP Community Health



STATE STREET.
For Everything You Invest In

Erin Rodriguez
Vice President
Institutional Investor Services
633 W Fifth Street, 12th Floor
Los Angeles, CA 90071
Telephone (213) 362-7371
Facsimile (213) 362-7330
eprodriguez@statestreet.com

December 17, 2004

Sr. Susan Vickers, RSM
Director of Advocacy
Catholic Healthcare West
185 Berry Street, Suite 300
San Francisco, CA 94107
Fax #: 415-591-2404

Re: Exxon Mobil Corp Common Stock, CUSIP 30231G102

Dear Susan:

Please accept this letter as confirmation that Catholic Healthcare West has consistently owned at least $2,000.00 worth of Exxon Mobil Corp Common Stock, CUSIP 30231G102 for the 12 months prior to December 15, 2004. As of December 15, 2004 Catholic Healthcare West holds 145,060 shares of Exxon Mobil Corp Common Stock.

Regards,

Erin Rodriguez

Sisters of St. Joseph

Sisters of St. Joseph
Patricia Warbritton SSJ
Treasurer
3427 Gull Road PO Box 34
Nazareth, MI 49074-0034

Phone: 269-381-6290 ext. 224
FAX: 269-381-6290
email: PWarbrit401@aol.com

December 3, 2004


RECEIVED
DEC 09 2004
H. H. HUBBLE


DEC 09 2004

Mr. Lee R. Raymond
Chief Executive Officer
Exxon Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Dear Mr. Raymond,

The Sisters of St. Joseph of Nazareth, MI are very concerned about our environment and the threat of carbon dioxide emissions which cause global warming. Many experts, including yourself have differing opinions on both the fact of global warming and its causes. Our concern is the sometimes shortsighted vision corporations have with issues such as the environment. What seems good in the short run may very well be harmful in the long run.

We are owners of 1,234 shares of common stock in the company. Proof of ownership of shares of common stock is enclosed, and it is our intent to maintain ownership of these shares through the date of the annual meeting.

As shareholders we are concerned about our company's leadership in this area. As you know other petroleum companies have said that it is time to consider policy dimensions of climate change. We are hopeful that Exxon under your leadership will become a major voice in re-examining the issue especially with regard to the use of renewable resources.

Through this letter we are now notifying the company of our co-filing of the enclosed resolution filed by the Capuchins of Wisconsin. We present it for inclusion in the proxy statement for a vote at the next shareholder meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

If for any reason you should choose to oppose the adoption of this proposal by the shareholders, please include in the corporation's proxy material our indicated support of the proposal, as required by the aforesaid Rules and Regulations.

Sincerely,

S. Patricia Warbritton SSJ

Patricia Warbritton, SSJ
Treasurer

2 enclosures

EXXONMOBIL
Report on Kyoto Compliance

WHEREAS, international energy companies face unprecedented pressure to reduce greenhouse gas (GHG) emissions. Nations implementing the Kyoto Protocol are committed to significant reductions.

This resolution's proponents believe ExxonMobil is poorly positioned to meet increasing mandates to reduce GHG emissions in a cost-effective way.

The Guardian (10/07/04) reported: "Exxon… saw its greenhouse gas emissions jump 2% last year to 135.6m tones" and that "an Exxon spokesman admitted that the company had no targets for reductions in CO_2 emissions although he insisted that it was working hard on 'energy efficiency' gains." It said ExxonMobil's "emissions are more than 50% higher than those of rival Britain's BP despite the US firm's oil and gas production being only slightly larger."

At the World Energy Congress (09/07/04), ExxonMobil's Science Strategy and Programs Manager, Brian Flannery, said the company depends on new technology to address the issue, "not emissions abatement goals" (Asia Pulse Pte Limited, 09/07/04).

Flannery also noted the bulk of new energy demand "would come from developing countries which were outside the Kyoto Protocol." However, presently ExxonMobil is significantly exposed to climate regulations. In 2003 at least 37% of our Company's revenue came from just five nations (Canada, Japan, UK, Germany, Italy) that have signed the Kyoto Protocols.

ExxonMobil's commitment toward "technological solutions for energy supply and use with much lower greenhouse gas emissions" seems limited to the $10 million a year it's given Stanford University's Global Climate and Energy Project.

Competitors (ie, Shell, BP, ConocoPhillips, Statoil, Amerada Hess and Suncor) have taken early actions to reduce their exposure to climate related risks, including assuming costs for carbon in their strategic planning, reporting on and reducing their GHG emissions, engaging in emissions trading, and investing in renewable energy. BP's emissions reduction activities have generated savings with an NPV of $650 million.

ExxonMobil's own data show its total spending on research and development from 1997 – 2003 decreased between 2002-2003; meanwhile two of its three main competitors' expenditures increased (*WSJ* 07/17/04).

Such conflicting data and statements create confusion about whether and how the company is prepared to cost-effectively meet GHG reduction requirements, exposing it to unnecessary risks. Pressure from pension funds to examine climate change risks raises the possibility that industry segments like our own "could be viewed as inherently risky because of their exposure to climate-change regulations" (*WSJ* 10/27/04).

RESOLVED: shareholders request the Board undertake a comprehensive review and publish within six months of the annual meeting a report on how ExxonMobil will meet the greenhouse gas reduction targets of those countries in which it operates which have adopted the Kyoto Protocol.

Supporting Statement

The proponents hope the report will include:

+ Projections of costs;
+ Timelines for meeting mandatory reduction targets.
+ An evaluation of whether earlier action to reduce emissions, as undertaken by key ExxonMobil competitors, would have reduced these costs.
+ A study of the feasibility of reducing emissions in the US, which does not have restrictions on GHG emissions at the federal level but might implement them in the future.

2005ExxonMobilKyotoComplianceFinal120204 **499 words, excluding titles**


THE Vanguard GROUP

October 22, 2004

RE: VBS Account 43V-104055
SISTERS OF ST JOSEPH OF NAZARETH

Dear Sister Warbritton:

Vanguard Brokerage Services (VBS) is the record holder for Sisters of St. Joseph of Nazareth for the following security:

Quantity	*Security*	*Symbol*	*Date Acquired*
100.0000	Exxon Mobil Corp.	XOM	04/12/99
517.0000	Exxon Mobil Corp.	XOM	05/04/99
617.0000	Exxon Mobil Corp.	XOM	07/24/01

If you have any questions, please call VBS Client Services at 1-800-992-8327. One of our associates will be pleased to assist you.

Sincerely,



Beverly R. Wise
VBS Communication Associate

EAG/brw

Enclosure(s): Copy of original

10081815

Vanguard Brokerage Services®
A Division of Vanguard Marketing Corporation
Post Office Box 1107, Valley Forge, Pennsylvania 19482-1107
(800) 992-8327 · www.vanguard.com

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039



December 14, 2004

VIA UPS - OVERNIGHT DELIVERY

Sister Patricia Warbritton, SSJ
Treasurer
Sisters of St. Joseph
3427 Gull Road
Nazareth, MI 49074-0034

Dear Sister Patricia Warbritton:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Sisters of St. Joseph of Nazareth, MI the proposal previously submitted by the Province of St. Joseph of the Capuchin Order, concerning a Kyoto compliance report in connection with ExxonMobil's 2005 annual meeting of shareholders.

Since the proxy rules do not address co-sponsoring of proposals, we will assume that the Province of St. Joseph of the Capuchin Order will be the sponsor of this proposal. Enclosed is a copy of the letter we sent to the Reverend Michael Crosby.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Note that a statement of eligibility must be provided by the record holder of the securities. Since the Sisters of St. Joseph of Nazareth, MI does not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder of securities (usually a bank or broker) that you may own beneficially. Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 9, 2004, the date we received your proposal; and (3) must state that you have continuously owned the securities for at least 12 months prior to December 9, 2004. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your letter of December 3 included a letter dated October 22, 2004, from Vanguard Brokerage Services stating that the Sisters of St. Joseph of Nazareth, MI holds 1,234 shares Exxon Mobil Corporation stock since July 24, 2001. This letter does not adequately establish your eligibility to submit a shareholder proposal. As explained above, you must submit documentation from the record holder of your securities indicating that you have continuously held the required value of securities for at least one year as of December 9, 2004, the date of submission and our receipt of your proposal. The letter from Vanguard Brokerage Services verifies ownership through October 22.

In addition, the proof of ownership must be submitted by the record holder of your shares. The records of our transfer agent do not indicate that Vanguard Brokerage Services is a record holder of ExxonMobil stock, nor does Vanguard Brokerage Services appear on DTC's records as a direct participant in the DTC system.

Documentation establishing your eligibility and correcting the deficiencies specifically noted in this letter must be postmarked, or transmitted electronically, to us no later than 14 days from the date you receive this notification.

Sincerely,



David G. Henry
Section Head
Shareholder Relations

Enclosures

c: Reverend Michael H. Crosby,
Province of St. Joseph of the Capuchin Order

Sisters of St. Joseph

Sisters of St. Joseph
Patricia Warbritton SSJ
Treasurer
3427 Gull Road PO Box 34
Nazareth, MI 49074-0034

Phone: 269-381-6290 ext. 224
FAX: 269-381-6290
email: PWarbrit401@aol.com

Facsimile

To: Mr. David G. Henry, section Head, Shareholder Relations
@Fax: 972-444-1505
From: Patricia Warbritton SSJ
Date: Monday, December 20, 2004 @ 12:50PM
Re: hoop jumping-proof of current ownership
Pages: 2, including this

Blessings!

I am faxing to you the document which I believe will "adequately establish" our eligibility to submit a shareholder proposal. It states that not only have we maintained our "continuous" ownership of 1,234 shares of Exxon Mobil stock, but also that Vanguard Brokerage Services holds these in custody for us through Pershing LLC.

I am also sending, by certified mail, the original letter received from Vanguard, sent to me on December 16th, 2004. This will ensure that you will receive, by one of two methods, documentation establishing our eligibility and correcting the deficiencies perceived no later than the 14 days from December 15th (the date I received your notification dated December 14th).

Thank you for the time you spent on the telephone helping to clarify this matter.

May the Peace of the Promised One fill your days.



Sr. Patricia A. Warbritton, SSJ
Congregational treasurer



THE Vanguard GROUP

December 16, 2004

Sisters of St. Joseph of Nazareth
Attn Sister Patricia Warbritton
3427 Gull Road P O Box 13
Nazareth, MI 49074-0013

Dear Sister Warbritton:

Thank you for contacting Vanguard Brokerage Services (VBS). I am pleased to have the opportunity to respond to your request personally.

Vanguard Brokerage Services (VBS) clears its securities business on a fully disclosed basis through Pershing, LLC, a member of the BNY Securities Group, a subsidiary of The Bank of New York, and a member of the New York Stock Exchange, Inc. Your VBS account positions are held in custody through Pershing, LLC.

Our records show that your VBS account 43V-104055 holds 1,234 shares of Exxon Mobil Corp., as of the date of this letter, and have held these shares for 12 consecutive months. We have enclosed copies of your account statements for each share allotment acquired, and the most recent statement from your account.

We hope this information is helpful. If you have any questions, please call Beverly Wise, a member of my staff, at 1-800-992-8327, Extension 17199. She will be pleased to assist you.

Sincerely,



Erick M. Conklin
Manager
Vanguard Brokerage Services

EMC/brw
Enclosures

Vanguard Brokerage Services®
A Division of Vanguard Marketing Corporation
Post Office Box 1107, Valley Forge, Pennsylvania 19482-1107
(800) 992-8327 · www.vanguard.com

ExxonMobil







A Report on Energy Trends, Greenhouse Gas Emissions and Alternative Energy

February 2004

Table of Contents

Projections, targets, expectations, estimates and business plans in this report are forward-looking statements. Actual future results, including energy demand growth and mix; economic development patterns; efficiency gains; resource recoveries; capital expenditures; technological developments; emission reductions; and project plans and schedules could differ materially due to a number of factors. These include changes in market conditions affecting the energy industry; changes in law or government regulation; unexpected technological developments; and other factors discussed in this report and under the heading "Factors Affecting Future Results" in Item 1 of ExxonMobil's latest Form10-K and on our Web site at www.exxonmobil.com. References to resources in this report include quantities of oil and gas that are not yet classified as proved reserves but that, in the case of ExxonMobil figures, we believe will ultimately be produced. Additional information on terms used in this report, including our calculation of Return on Capital Employed, is available through our Web site under the heading "Frequently Used Terms."

Introduction

Governments, our customers and shareholders, and the public at large are deeply interested in the issues related to the supply and cost of energy and the effects of energy use on the environment.

Interest in these subjects is understandable and appropriate because access to reliable, environmentally safe and affordable energy is vital to the economic prosperity and quality of life of people around the world. Our company role is to help provide this energy, and in doing this job well we make a significant contribution to human progress.

In this report we describe what we see as the business challenges and opportunities that are associated with likely energy trends, greenhouse gas emissions and alternative energy options. We also review the actions we are taking now to safeguard shareholder interests and to provide for future business opportunities.

ExxonMobil's approach to investments provides significant assurances to shareholders. Some of the key business considerations that underlie our approach include the use of proven science, a focus on cost/benefit analysis, emphasis on energy conservation and efficiency, strong investment discipline and consistency with our core competencies.

The issues relating to greenhouse gas emissions and alternative energy are complex, and varying points of view exist on how to address these subjects. Complex business issues are not new to our company, and we have gained considerable experience in successfully managing them.

The first section of this report describes the central importance of energy to economic growth and improved standards of living. We present our view of future energy needs and trends. You will read that most experts predict that the world will require about 40 percent more energy in 2020 than today and consumption levels will reach almost 300 million oil-equivalent barrels every day. This is equivalent to the energy required to drive a mid-sized American car 378 billion miles, a distance equivalent to 2,000 round trips between the earth and the sun. Developing reliable, affordable supplies to meet this energy demand will be an enormous challenge. Meeting future demand while taking actions to reduce greenhouse gas emissions will make this challenge even greater.

In the subsequent sections we will describe the specific actions ExxonMobil is taking in response to these challenges, with an emphasis on our plans for reducing greenhouse gas emissions.

In the nearer term, we support energy efficiency and conservation as important strategies that will prolong the availability of current energy resources. For example, we are deeply involved in improving the energy efficiency of our own operations as well as in developments that will help consumers use our products more efficiently.

For the longer term, our research emphasis is on breakthrough ideas applicable to our core business. We are supplementing our internal research through cooperative efforts with universities and research centers and through partnerships with other corporations. We believe that by working closely with leading academics, energy experts and other technologically advanced companies, we will contribute to the development of better answers to meeting the world's future energy needs.

The final section of the report discusses alternative energy options and our views on some of the issues currently existing with large-scale deployment of each of the alternatives. The central message in this section is that we believe investments in *current* renewable energy technology are not economical. As a result, our primary focus with regard to renewables is on research to accelerate the development of future options.

We are publishing this report because we believe it is important to be straightforward and open about our views on issues — such as climate and renewables — that can affect both our business and society. We believe that only by relying on careful business analysis and by speaking with candor can we ensure, over the long run, a positive reputation for the company.

Understanding and projecting energy supply and demand trends are important elements of ExxonMobil's strategic planning process. In fact, recognizing their importance, we have for the past several decades annually produced a comprehensive energy outlook that typically covers the next 20 or more years.

The world's demand for energy is very large and growing. Meeting this demand will present significant challenges.

GDP Growth and Energy Closely Linked
1970-2020


Increasing Energy
Oil-Equivalent Barrels per Day per 1,000 People
Africa, Middle East
Eastern Europe, Russia
North America
Western Europe
Latin America
Asia-Pacific
Increasing Income
Thousands of Dollars Gross Domestic Product per Capita

Note: GDP and energy use are shown in logarithmic scale.

Key conclusions from our assessment of the energy outlook include the following:

- Energy use and economic growth are closely linked, as shown in the chart above.[1] The relationship shown is consistent across all regions and countries and represents the trajectory that developing countries will likely follow as they progress toward industrialization. Modern uses of energy are so closely linked to growth because, among many other advantages, they provide the basis for all modern forms of transportation, are needed for both the materials and the processes used in construction, and underpin the mechanization and improved efficiency of agriculture.

- Eighty percent of the energy growth from 2000 through 2020 will be devoted to improving living standards in many parts of the developing world, where about 85 percent of the world's population will live in 20 years.

- By 2020, we expect that the world will require about 40 percent more energy than today. By then the world's consumption is likely to approach 300 million barrels of oil-equivalent energy every single day. We expect that 60 percent of this 2020 demand will continue to come from oil and gas as these primary sources of energy are available in sufficient quantity to meet the world's growth and are, at the same time, the most economical.

Sizable increases in energy demand are projected despite likely continued improvements in energy efficiency. In total, we expect these efficiencies to be about 1 percent per year, because of improved vehicles, power plants, construction standards and other actions. If gains were achieved at only half this rate, the world would consume about 30 million *additional* barrels of oil-equivalent energy per day, close to the amount used by western Europe today.

Meeting higher energy demands will require a portfolio of energy options including oil, gas, coal, nuclear, hydro, biomass, solar and wind.[2] The contribution of each is shown in the three-panel chart at the top of pages 4 and 5.

- The expected contribution of non-petroleum-based energy to meeting world demand is detailed in the chart at top right, page 4. Hydropower will grow, though it is site-limited. Nuclear power is projected to grow at only about 0.4 percent per year, reflecting announcements in several industrial countries, including Germany[3] and the United Kingdom,[4] of expectations regarding the gradual phase-out of nuclear power. The majority of the biomass category is developing countries' use of traditional fuels (wood, dung) and developed countries' use of wood waste and garbage.

How We Develop Our Energy Outlook

To help develop a sound basis for corporate strategies and plans, we employ a team of energy planners dedicated to developing and refining our own long-term outlook. These employees have diverse backgrounds in engineering, marketing, economics, oil and gas exploration, refining and chemicals operations, research and development, and public policy.

In developing our outlook, we utilize a comprehensive database to analyze past economic and energy trends, and to guide future forecasts. The database includes a vast amount of economic and energy data and enables us to assess energy demand, efficiency and conservation, fuel-buying patterns, demographics, and much more. We also develop and use detailed forecasting models and assessment tools to estimate energy demands for major fuels and consuming sectors at a country level.

In forecasting an energy outlook to 2020, some assumptions may be specific to individual countries, whereas others reflect expectations or trends that are independent of political borders. We also consider the relative competitiveness of alternative fuels, and the significant but yet-to-be-achieved advances and deployment of new technologies.

In addition, we incorporate the input of a wide variety of third-party economic and energy experts and work with other companies, including those in the automotive and power-generation sectors.[5] From these services and companies, our energy-planning group builds its knowledge base and — as appropriate — incorporates third-party perspectives into our projections.

By seeking the views of others and consulting with public and private groups interested in energy issues, we find that our energy outlook is fundamentally consistent with those of most knowledgeable experts. This group includes, among others, the International Energy Agency (IEA),[6] U.S. Department of Energy — Energy Information Administration,[7] European Commission's World Energy, Technology and Climate Policy Outlook — Reference Scenario,[8] and the recent National Petroleum Council's North America natural gas study.[9]

- The outlook for wind and solar energy is for double-digit growth, based on both continued public subsidies and technological advances. However, because they start from a very small base, their combined contribution to total energy supplies is likely to still be less than 0.5 percent in 2020.

Because 80 percent of the world's growth in energy demand through 2020 will be in developing countries, 80 percent of the growth in carbon emissions will also be in the developing world. As a result, actions to reduce carbon emissions must include consideration of the world as a whole.

It remains critical to the understanding of energy supply that a majority of energy will continue to be based on conventional oil and gas and that energy demand will be growing overall. Supplying the expected increase in oil and gas energy demand will be a major challenge. Nevertheless, abundant oil and gas resources exist:

- Estimates of the total oil and gas resource base have increased as a result of access to new areas and technology.[10]

- The conventional resource base is very large and is likely to continue to be the primary source of energy through at least the middle of the century. In the U.S. Geological Survey's *World Petroleum Assessment 2000*, the conventional recoverable liquids resource base is estimated to be about 3 trillion barrels of oil.[11]

Oil and Gas Remain as Predominant Energy Sources


Total Energy
Millions of Barrels per Day of Oil Equivalent (MBDOE)
300
250
200
150
100
50
0
1980
1990
2000
2010
2020
Other
Coal
Gas
Oil


Other Energy
MBDOE
60
50
40
30
20
10
0
Wind and Solar
Biomass, Municipal Solid Waste
Nuclear
Hydro
1980
1990
2000
2010
2020

- In addition to conventional resources, there are significant unconventional resources. Unconventional oil includes extra-heavy oil, oil sands and other resources that cannot be produced using traditional methods. The International Energy Agency has compiled estimates that indicate there are more than 4.3 trillion barrels of unconventional oil resources in place. Recoverable estimates for Canada and Venezuela alone are estimated at 580 billion barrels.[12]

- To put this volume into perspective, less than 1 trillion barrels of petroleum has been produced since production started in the 1800s.[13]

- New technologies will likely continue to extend the recoverable resource base, making additional — but currently uneconomical — conventional and unconventional resources commercially attractive. In fact, according to the U.S. Geological Survey, total remaining recoverable oil resources are


Supplying Oil and Gas Demand Will Require Major Investment
Millions of Barrels per Day of Oil Equivalent (MBDOE)
180
160
140
120
100
80
60
40
20
0
World Demand
Existing Field Decline ~ 4–6%
Required New Production
Base Investment Required
Existing Production
1980
1985
1990
1995
2000
2005
2010
2015


Wind and Solar
MBDOE
1.4
1.2
1.0
.8
.6
.4
.2
0
1980
1990
2000
2010
2020
Wind
Solar

The costs of developing these resources are significant. In surveying the exploration and production expenditures for more than 300 oil and gas companies, Lehman Brothers estimated total 2003 exploration and production investment is $133 billion.[15] However, some national oil companies and some small-to-medium petroleum companies were not included in the Lehman survey. Another estimate — shown in the chart below — is provided in the recently released International Energy Agency (IEA) *World Energy Investment Outlook 2003*[16] report, which calculates a total annual **energy** investment of about $530 billion per year. Of that, the IEA believes that about 40 percent, or $200 billion per year, will be required for oil and gas, primarily for exploration, development and production. To put this figure in perspective, $200 billion is larger than the GDP of Norway, whereas $530 billion is larger than the 2004 U.S. national defense budget.

more than 70 percent higher now than in 1980, despite production since then of more than about 400 billion barrels.[14]

As noted earlier, we project that oil and gas will remain the major forms of primary energy over the outlook period. This predominance is due to their lower costs and ease of use in many applications. The ongoing task of the petroleum industry is to find, produce and deliver this energy in an economical and environmentally sound manner. We will need to develop energy supplies both to meet new demand and to replace supplies from maturing resources. As the chart at left illustrates, the industry will likely need to add some 100 million oil-equivalent barrels per day by 2015 to meet demand — an amount close to 80 percent of today's production levels.

Timely development requires access to discovered resources, economical development of unconventional resources, continued technology advances, adequate financing, and the cooperation of host governments.

Oil and Gas Investments Up to $200 Billion per Year
World Energy Investment, 2001-2030


Total World Energy Investment: $16 Trillion
Oil
19%
Gas
19%
Coal
2%
Electricity
60%

Source: IEA

ExxonMobil Investment Approach

The large capital investments needed to meet world energy demand will require a disciplined, well-managed approach, a fundamental strength of ExxonMobil. Capital needs are also complemented by our track record in the development and application of industry-leading technologies. In 2003, we invested about $15 billion in capital and exploration expenditures and about $600 million in research. During the past five years, we have invested about $66 billion in capital and exploration expenditures, and about $3 billion in research.

As most projections predict that oil and gas will continue to meet 60 percent of energy needs in 2020, ExxonMobil continues to focus in this area, in which we have considerable expertise. Providing oil and gas for these future needs will pose a significant challenge, which we are particularly well suited to address. The significant investment that will be needed to advance adequate oil and gas development will place a premium on investment discipline and sound judgment in choosing profitable energy projects.

The business approach we have adopted is first to assess market and technology options thoroughly, as well as business risks. Then — and with an understanding of our competitive strengths and capabilities — we invest where we see profitable opportunities. We continually test our market and technology assumptions, and we manage our performance against key investment and operational indicators, with the primary focus on return on capital employed.

ExxonMobil Production Base


Canada
United States
Venezuela
Argentina
Norway
Netherlands
United Kingdom
France
Germany
Italy
Nigeria
Chad
Cameroon
Equatorial Guinea
Angola
Kazakhstan
Azerbaijan
Qatar
United Arab Emirates
Yemen
Russia
Malaysia
Indonesia
Australia

ExxonMobil's size and geographic diversity, and the complementary nature of our Upstream, Downstream and Chemical businesses, moderate the corporation's sensitivity to fluctuations in individual business lines and markets. By taking advantage of synergies among these businesses, ExxonMobil is able to optimize total company performance.

In the Upstream, ExxonMobil participates in every major producing area in the world (*see map opposite*). Our Upstream portfolio spans more than 40 countries. We have a substantial production base in the United States, Canada, Europe and the Asia-Pacific region and are unique in having interests in the four major growth areas of West Africa, the Middle East, the Caspian and Russia. ExxonMobil has the largest resource base of any nongovernment company in the world, with 72 billion oil-equivalent barrels.

In the Downstream, ExxonMobil is a leading fuels refiner and manufacturer of lube basestocks. We have refining operations in 26 countries, retail fuels locations in more than 100 countries, and a lubricants marketing presence in almost 200 countries and territories.

In Chemical, ExxonMobil is a leading producer and supplier of primary petrochemicals. Our Chemical business is competitively advantaged by our advanced technology, integration of more than 90 percent of our chemical assets with petroleum refineries and superior cost structure.

This disciplined approach points us toward investments that are:

- Technically sound.
- Economically sustainable without government subsidy, thus ensuring profitability under a range of market and government policy conditions.
- Significant enough to be meaningful in the context of our size and the size of the overall energy market.
- Designed carefully to limit their impact on the public and the environment.
- Implemented to be profitable and affordable on an ongoing basis.

Return on Capital Employed

Percentage, 5-Year Rolling Average



16
14
12
10
8
6
0
ExxonMobil
RDS
BP
CVX
1998
1999
2000
2001
2002

Calculated based on public information on a consistent basis.

Using these criteria, we have demonstrated a successful track record of investment, a track record that has benefited our shareholders while at the same time being of value to energy consumers. For example:

- We have invested so as to position ExxonMobil in attractive business sectors while reducing our exposure to those sectors that fail to meet our investment criteria. Examples of under-performing industries in which we have disinvested include coal extraction and nuclear and solar energy.
- We have a well-balanced and diversified business, with strengths in both business scope (oil, gas, chemicals) and geography.

- We have made concerted efforts to pace our investments well. This has helped achieve industry-leading returns that have averaged nearly 14 percent over the past decade.

- Our rigorous investment criteria have permitted us to attain industry-leading returns and to avoid asset write-downs representing failed investments that have diverted organization attention and reduced shareholder value in other companies. The chart on page 7 compares ExxonMobil to our key competitors in return on capital employed, or ROCE.

At the same time that we work to ensure that our capital investments will be profitable over the long term, we also strongly believe in investing in research and development as a means to develop potential future profitable business opportunities. That is why we support research to increase energy discovery success, to improve the efficiency of energy use and to develop new energy solutions. Our overall investment in R&D has been and remains greater than that of our competitors (see chart at top right). We balance our technology investment between technology extensions — which can be rapidly deployed to our existing operations — and breakthrough research that could have a significant and lasting impact on the corporation and the industry. Some of the current research areas we are undertaking include:

- Proprietary technologies that have the potential to deliver breakthrough capabilities in direct hydrocarbon detection. This technology could significantly improve the chance of success in finding new resources prior to drilling.

- Liquefied natural gas (LNG) and other gas-commercialization technology to improve the efficiency of liquefaction, transportation and regasification to help satisfy the world's increasing gas needs at affordable economic levels.

Technology Investment
Millions of Dollars, 1997-2002 Average


700
600
500
400
300
200
100
0
ExxonMobil
Shell
BP
CVX

Based on public information.

- Research on hydrogen production for use in fuel cells with strategic partners for potential new power systems in automobiles.

- More-efficient, cleaner-burning internal combustion engines and engine systems.

- Advanced lubricant formulations to meet stringent emission standards.

- $100 million in groundbreaking research at Stanford University's Global Climate and Energy Project (GCEP) to address future energy needs with approaches that lead to lower greenhouse gas emissions.

OIMS is the foundation of our management of safety, health and the environment.

The rigor and discipline that we use to pursue and manage research projects and that underpin our investment program are also used in our approach to the management of our performance in safety, health and the environment.

The key system that we have used for a number of years in the conduct of our operations and to assess and improve our safety, health and environmental performance is the Operations Integrity Management System, or OIMS. OIMS permits us to measure our progress in these areas, plan future improvements and implement management accountability for results.

For a number of years we have collected and reported data on atmospheric emissions such as nitrogen oxide, ozone and sulfur dioxide. Over the past several years OIMS has been expanded to include the collection and reporting of greenhouse gas emissions for all facilities.

Lloyd's Register Quality Assurance View of OIMS:

"Lloyd's Register Quality Assurance has reviewed ExxonMobil's Operations Integrity Management System and has evaluated it against the requirements of international standard for Environmental Management Systems, ISO 14001.... It is the opinion of Lloyd's Register Quality Assurance that the environmental management components of ExxonMobil's Operations Integrity Management System are consistent with and meet the requirements of the ISO 14001 Environmental Management Systems Standard. We further believe ExxonMobil to be among the industry leaders in the extent to which environmental management considerations have been integrated into its ongoing business processes."

July 1, 2001

ExxonMobil recognizes that although scientific evidence remains inconclusive, the potential impacts of greenhouse gas emissions on society and ecosystems may prove to be significant. To address these risks, we have for many years taken actions to improve efficiency and reduce emissions in our operations and in customer use of our products. We are also working with the scientific and business communities to undertake research to create economically competitive and affordable future options to reduce long-term global emissions.

We are fully aware of the broad public and official interest in this topic, of commitments made by many governments through the United Nations Framework Convention on Climate Change and the Kyoto Protocol to that Convention, and of national legislation to address greenhouse gas emissions.

We participate in voluntary programs that address greenhouse gas emissions, and we are working with governments and business groups to prepare for binding regulations where they are being developed.

Actions now and research for the future underpin our approach to greenhouse gas emissions.

For our part, ExxonMobil has conducted and supported scientific, economic and technological research into greenhouse gas emissions for more than two decades. Overall, our research has been designed to improve scientific understanding, assess policy options and achieve technology breakthroughs that could dramatically reduce greenhouse gas emissions in both industrialized and developing countries.

In the context of the use of petroleum in the overall economy, we estimate that by far the majority of emissions arise from consumer use of fuels (87 percent), with the remainder from petroleum industry operations (13 percent). Therefore, we also undertake research on petroleum manufacturing efficiency improvements, as well as on advanced vehicles and fuels with automobile manufacturers.

Currently, many governments have made commitments to reduce national greenhouse gas emissions under the provisions of the Kyoto Treaty. In several countries, regulations are in the process of being developed to meet these commitments, and ExxonMobil is fully prepared to comply with all laws and regulations in countries where we operate.

Climate: Infinitely More Complex than Weather

The earth has experienced a warming trend in global surface air temperatures during the 20th century,[17] but the cause of this trend and whether it is abnormal remain in dispute. Although recent temperatures are elevated, they are not unprecedented in the geological record, which shows considerable variation as well as previous periods that were as warm as or warmer than today. The variety of factors that appear to have influenced climate when viewed from a geoscience perspective includes:

- Solar radiation
- Orbital changes of the earth
- Asteroid impacts
- Reflectance, circulation and gas composition of the atmosphere
- Current dynamics in the oceans
- Effects of the biosphere, including forest cover and greenhouse gas emissions
- Lithospheric events such as volcanism, continental drift and mountain building.[18]

ExxonMobil has substantial expertise in geoscience, as this is a central discipline in our business success. We support efforts to advance knowledge on many of the topics listed above, including climate modeling; new tools for mapping temperature and geologic uplift and subsidence; and research on such topics as ocean circulation, cloud formation and solar irradiance variability.

Why Energy Efficiency?

ExxonMobil is committed to encouraging energy efficiency because:

- Greater efficiency will prolong the period during which conventional energy supplies will be available for consumer use.
- Efficient use of energy makes energy more affordable.
- Improved efficiency will reduce environmental emissions associated with providing and using energy.

As part of our preparatory work, we and others are working to resolve a number of practical issues related to accomplishing the reduction goals, including measurement of overall greenhouse gases and reductions achieved. We are engaged in discussions with industry groups and with governments to ensure broader understanding of compliance issues and potential carbon-control measures, including carbon trading.

It is our intention to comply in the most cost-effective manner with whatever regulations and mandates issue from these discussions. We will limit the risks that may be posed by new regulations by applying the same disciplined analysis and investment criteria we use for other business challenges and opportunities. We do not believe our operations will be competitively disadvantaged, though some additional costs are likely to result from compliance.

Nearer Term Initiatives

Related to our own operations, ExxonMobil is actively engaged in reducing our energy usage and our greenhouse gas emissions. Five important examples are:

- **Global Energy Management System (GEMS).** The comprehensive GEMS is focused on continually improving energy efficiency. In fact, over a 25-year period, our refineries and chemical plants have improved their energy efficiency by more than 35 percent. Opportunities have been identified to improve energy efficiency by an additional 15 percent. In North America alone, our refineries have been improving their energy efficiency at a rate that is three times better than the industry average.

Greenhouse Gas Emissions (Absolute and Normalized)


Emissions
Millions of Metric Tons
140
120
100
80
60
40
20
0
Other*
Chemical
Refining
Upstream
2000
2001
2002


Emissions Per Unit of Throughput
Tons of Emissions Per 100 Tons of Throughput
80
70
60
50
40
30
20
10
0
Upstream
Refining
Chemical
2000
2001
2002

Operated direct and indirect sources of CO_2 and methane on a CO_2-equivalent basis.
*Fuels Marketing, Terminals, Pipelines, Lubes, Marine, Research.

- **Cogeneration.** In its application at refineries and gas plants, *cogeneration* is a term used to describe the simultaneous production of electricity and steam using clean-burning natural gas. Cogeneration is nearly twice as efficient as traditional methods of producing steam and power separately. ExxonMobil has more than 80 cogeneration facilities at some 30 locations worldwide, which have reduced carbon dioxide emissions by almost 7 million tons a year from what they would otherwise have been. We are also in the process of expanding our cogeneration capacity by another 30 percent, representing an additional $1 billion investment in new cogeneration facilities.

- **Flare Reduction.** A third method of reducing emissions of greenhouse gases is flare reduction. In Nigeria, ExxonMobil recently announced a project to eliminate gas flaring while at the same time significantly increasing oil production and recovery. This project is expected to get under way in 2006, well ahead of targets set by the Nigerian government. It will reduce greenhouse gas emissions by more than 5 million tons per year at facilities we operate from what they would otherwise have been (or 2 million tons on an equity-share basis). In addition, ExxonMobil is part of the World Bank Gas Flaring Reduction Partnership, which supports national governments and the petroleum industry in their efforts to reduce the flaring and venting of gas, and which is also focused on developing economical alternate-use projects for flare gas.

- **Reporting.** With regard to the reporting of greenhouse gas emissions, we are taking steps to accurately measure and report our own emissions. Our recent greenhouse gas emissions are shown in the chart on page 11. In the past few years we have increased the transparency of our greenhouse gas emissions by publishing them annually in our Corporate Citizenship Report and making them available on our Internet site.

- **Measurements and Guidelines.** We are working with industry, through the American Petroleum Institute and the International Petroleum Industry Environmental Conservation Association, to develop a consistent measurement methodology and transparent guidelines for reporting greenhouse gas emissions, in order that they may be compared on a consistent basis among companies and industries.[19]

Medium Term Initiatives

Especially important are the efforts we have under way to increase the supply of cleaner-burning natural gas. Natural gas emits less carbon dioxide than oil when burned, so that more reliance on natural gas will limit carbon increases. Our efforts related to natural gas include:

- **Natural Gas.** Access to a total gas resource base of nearly 185 trillion cubic feet of net discovered resources, including 56 trillion cubic feet of proved reserves. This resource base provides a solid foundation for profitable growth.

Internal Combustion (IC) Engines Remain Primary Technology in 2030


Fuel Cells
4%
Natural Gas IC Engines
8%
Hybridized
IC Engines
4%
Non-Hybrid
IC Engines
84%

Source: EUCAR

- **Balanced Portfolio.** A balanced portfolio of proved reserves, with about 27 percent in North America, 44 percent in Europe, 14 percent in Asia-Pacific and 15 percent in other parts of the world. Over the medium term, major development projects are expected to start up in parts of the world, including Qatar, the Netherlands, Norway, Russia, Kazakhstan, Angola and Canada.

Natural Gas Preferred for Reducing Carbon Dioxide Emissions

Pounds of Carbon Dioxide per Million BTU Energy Content



225
200
175
150
125
100
75
50
25
0
Coal
Heavy Fuel Oil
Gasoline
Natural Gas

- **Equity Positions.** Equity positions in many of the largest remote gas accumulations in the world that strongly position us to benefit from new LNG and other gas-commercialization technology. ExxonMobil recently announced a major expansion of its LNG investment plans to bring natural gas from Qatar to the U.S.

- **LNG Technology.** Technology advances in gas liquefaction, transportation and regasification. The development of larger LNG trains to liquefy the gas, as well as larger, more-efficient ship designs, has resulted in dramatic reductions in expected unit costs.

- **R & D.** New research and development, notably through advances in high-strength steel, which will permit less-expensive transportation of natural gas through pipelines.[20]

In the medium term, we are also undertaking work on advanced fuels, vehicles and materials. As the chart on page 12, bottom right, shows, automotive industry projections indicate that through 2030 internal combustion engines will continue to power more than 95 percent of all vehicles.[21] Technologies that improve the fuel efficiency and emissions performance of these systems can have a very substantial positive impact on the environment earlier than alternatives and for decades to come.

Many new approaches to traditional internal combustion engine technology have been under investigation by automobile companies and by ExxonMobil:

- One avenue involves research to better optimize fuel/engine systems for higher efficiency and lower emissions. Gasoline and diesel are blends of many types of molecules, and each type behaves slightly differently during combustion. Working with Toyota, we are investigating what happens when different types of molecules are burned in an internal combustion engine.[22] The knowledge gained is expected to lead to new fuel and vehicle systems that have higher efficiency and lower emissions than current engines.

- A second path involves new combustion technologies that have attributes of both gasoline-spark ignition and diesel-compression ignition. Called homogeneous charge compression ignition (HCCI), this technology combines the efficiency of a high-compression diesel engine with the lower emissions of a gasoline engine.[23] The payoff of this research could be substantial. For example, better understanding of fuel chemistry and combustion could lead to 30 percent better fuel efficiency than today's gasoline engines have, with a resulting reduction in smog-causing emissions and carbon dioxide.

Other options can also improve automobile performance significantly.

- High on the list is hybrid-engine technology.[24] Hybrids use a gasoline engine for steady speeds and an electric motor for extra power during the more energy-demanding phases of start-up and acceleration. A battery, which is recharged while driving and braking, powers the electric motor. In cities, where this technology has major advantages, hybrid vehicles deliver a fuel-economy improvement of more than 50 percent.[25] A few models using this technology are on the road today with more planned. Broad deployment of this technology could have a significant impact on CO_2 emissions from personal vehicles.

- Another area in which we contribute is advanced materials for plastics. These offer lower weight and better fuel mileage, and they are recyclable and save energy when reused.[26]

- We have also invested in improved lubricants, including synthetics, which provide benefits of lower emissions and improve fuel economy. Our Mobil-1 and Low Sulfur-Ash-Phosphorus formulations are examples of our efforts in this area. In addition, we have developed long-drain interval lubricants that improve environmental performance by minimizing the amount of waste oil generated.

Longer Term Initiatives

Our long-term efforts related to greenhouse gas emissions are focused on innovative and far-reaching research projects.

Central among these is the Global Climate and Energy Project (GCEP) at Stanford University. Its overarching goal is to undertake research to accelerate the development of commercially viable energy technologies that can substantially reduce greenhouse gas emissions.

GCEP was initiated in November 2002. Its four broad objectives are to:

1. Identify the most promising technologies for low-emissions, high-efficiency energy supplies.

2. Identify barriers to the application of these technologies on a global basis.

3. Conduct research into technologies that will help overcome barriers and accelerate the global application of these technologies.

4. Make research results widely available to the scientific and engineering community through workshops, presentations and journal publications.

GCEP is a 10-year project with total anticipated investments of $225 million, of which ExxonMobil is committed to contributing $100 million. Other project sponsors — General Electric, Toyota and Schlumberger — are prominent companies that represent a diverse mix of business sectors and that have both global reach and strong research and technology capabilities. By combining the world-class research of Stanford with the practical know-how and financial support of major corporations, it is intended that GCEP will be able to push the frontiers of energy technology.

GCEP aims to identify advanced technologies that can be adopted **globally**, not just in industrialized countries, which is important, as 80 percent of growth in carbon emissions through 2020 will occur in developing countries. It will look at the full spectrum of energy resources and end uses, including:

- Improved generation and transmission of electricity
- Advanced transportation options
- Expanded use of hydrogen
- Fuels derived from plants
- Next-generation coal
- Nuclear energy
- Renewable energy

Other Climate-Related Research

GCEP is not the only activity we sponsor to help better understand GHGs and alternative energy. For example, over the past 20 years we have sponsored scientific, technological and economic/policy research at the following institutions:

Institution	Scientific	Technological	Economic/Policy
Carnegie Mellon University			
Columbia/Lamont Doherty			
Hadley Centre for Climate (UK)			
IEA Greenhouse Gas R&D Program			
US National Laboratories			
Battelle Pacific Northwest Laboratory			
Australia Bureau of Agricultural Research and Economics (ABARE)			■
Charles River Associates			■
Massachusetts Institute of Technology			■
Stanford University			■

The infrastructure required to produce and deliver the various energy sources will be investigated, as will the needed advances in materials, combustion technology and energy-systems management.

The results of GCEP's research are expected to provide new information for ExxonMobil's own planning and business strategy and investment activities. This information will assist in ensuring that we have early insight into promising avenues for future business activities.

The seriousness with which we approach the issues of climate and greenhouse gases is evidenced by the array of scientific investment and operational approaches we have adopted in our own facilities as well as the range of research that we support — both in house and in partnership with others.

It is our expectation that from among the multiple efforts that we and others are undertaking, new technologies will eventually emerge that can be successfully applied around the world. Moreover, our active involvement in the development of these technologies will provide competitive advantages that will be available to ensure future commercial success. This proactive and multifaceted approach ensures that the interests of shareholders in mitigating risks are properly addressed.

The general appeal of renewable energy is associated with its potential for long-term sustainability and environmental benefits. We understand this appeal, and we are open to considering investments in renewable energy which meet our investment criteria and can compete favorably among other opportunities.

Our investment criteria emphasize investment in areas where we have both relevant and leading-edge technology. Renewables, such as solar and wind power, do not meet either of these criteria.

Renewable energy presents business and investment challenges, with limited promise of near-term profitable investment, even with government subsidies.

In our view, *current* renewable technologies do not offer near-term promise for profitable investment relative to attractive opportunities that we see in our core business. Therefore, we have chosen not to pursue investments in renewable energy options.

We believe that companies interested in current renewable technologies should invest if they believe profit opportunities exist. However, we would note that other major energy companies have in the past year announced asset write-downs — amounting to a total of $172 million — for investments in solar energy.[27] This is a telling indicator of the merits of our approach.

Nevertheless, we are closely monitoring technology developments in renewables. This active monitoring, coupled with our considerable financial strength, will, we believe, permit us to become active in relevant technology developments and to invest in a timely manner in the future if developments in renewables provide profitable opportunities.

Our primary focus with regard to renewables is on research to make promising options commercially viable, as for example through the Global Climate and Energy Project and other such initiatives discussed previously. Although the research results will be made broadly available, as a sponsor ExxonMobil will have early insight on new technologies for potential commercialization.

A more thorough explanation of our current assessment of specific alternative energy options follows.

Power Generation

Currently, renewable resources account for approximately 8 percent of electricity generated in the United States, with the majority coming from hydroelectric facilities. When the scope of renewables is narrowed to wind and solar the contribution to total electricity generated drops to 0.2 percent. These sources are expected to grow at more than 9 percent per year between now and 2020, yet their contribution to total electricity will rise to only about 1 percent of **total** electricity sales by that year.[28]

Costs Converging Though Wind, Nuclear, Solar Remain Higher Cost for Power Generation

Cents per Kilowatt Hour, Indicative Range


18
16
14
12
10
8
6
4
2
0
Coal
Gas
Hydro
Wind
Nuclear
Solar

A number of factors discourage our investment in renewables for power generation:

- Despite cost reductions over the past decade, renewable technologies still require substantial government support to be competitive. The chart above illustrates the cost of generating electricity from both renewable and non-renewable sources.[29]

The British Wind Energy Association has noted the difficulties facing the wind energy industry, and in recent testimony before a committee of the House of Lords stated that "there is a high degree of uncertainty over the value of wind generated electricity after 2010 ... making it extremely difficult for projects planned ... to obtain the necessary financing."[30]

- Currently, the most competitive renewable source is wind power. In some applications, wind-generated electricity can be cost-competitive with that generated from natural gas, but it relies largely on government subsidies to be economical. As the duration of these subsidies is uncertain, investment in wind projects represents a higher risk than alternative investments. At the 2003 American Wind Association Conference, the CEO of a major wind-turbine manufacturer stated that "the political instability facing the wind industry in the United States effectively thwarts the ability of developers and utilities alike to engage in meaningful long-term planning."[31]

- Solar energy remains far more costly except in limited applications. Existing solar photovoltaic technology is very energy-intensive, requiring manufacturing energy equal to about two years of the output of the solar device. These factors, coupled with the large land areas required to produce energy on a power-plant scale, make current solar technologies about five times more costly than conventional electricity generation, and we believe they are unattractive investments for ExxonMobil.[32]

- The ability of wind and solar technologies to contribute to electric power supply is fundamentally limited by intermittence. Stable electric grids require traditional generating facilities or costly backup systems to ensure uninterrupted supply to consumers on cloudy days, at night, or at times the winds fail. These aspects limit the ability of wind and solar energy to contribute to electricity supplies, and they increase the overall costs of integrated power supply systems.

- Hydropower, geothermal power and municipal solid waste account for 94 percent of renewable electricity generation today, and their contribution to electricity generation is expected to grow slowly over the next 20 years. Growth of these technologies will be limited by considerations related to land use, facility siting and resource availability. None offers a competitive advantage for ExxonMobil.

In summary, though each of the renewable power-generation options has a place, the limitations of current technologies preclude any of them being suitable for meeting a large-enough share of long-term energy supply needs to displace conventional energy sources.[33] Most renewable energy options require subsidies to be competitive,[34] and even when they are subsidized, acceptable returns are far from certain.

Between now and 2020, electricity generation from natural gas is expected to grow 5.5 percent a year. Although the growth rate is lower than that of wind and solar, the absolute growth in electricity generated from natural gas is projected to be more than 25 times that generated from renewables. This fact, coupled with ExxonMobil's strong technology and business base in natural gas, makes this a more attractive investment option.

Automotive Fuels

In addition to use in power generation, renewables also continue to have a role in automobile fuels.

In the *shorter term (through 2020)*, most approaches being pursued by the automobile industry and by ExxonMobil are focused on improving the efficiency of **conventional** fuels use, not on alternative fuels, as we have discussed in a previous section.

One potential option for alternative fuel is the production of ethanol from corn or other crops. Cultivation of crops for use as fuel requires substantial land that would otherwise be available for food,

U.S. Biofuels Land Requirements Sizable

Percent of U.S. Land Needed to Supply Corn Ethanol


If you wanted to supply
10%
of the U.S. gasoline in 2020
it would require
of the area of the United States—
an area equal to the size of
Illinois, Indiana and Ohio.


If you wanted to supply
33%
of the U.S. gasoline in 2020
it would require
of the area of the United States.
This area is more than three times
as much as current corn cropland.


If you wanted to supply
100%
of the U.S. gasoline in 2020
it would require
of the area of the United States.
Today, cropland makes up only 19%
of all the land in the United States.

forests or other use.[35] With current technology, ethanol also costs consumers more than gasoline does, unless it is subsidized, and it requires substantial inputs of fossil fuels for both the production of the crops and the conversion into fuel.[36] Additionally, regulations governing ozone emissions can be met without the addition of ethanol to conventional gasoline.[37] Therefore, we have chosen not to pursue investments in ethanol. We are, however, complying with all government ethanol mandates by purchasing ethanol from third-party providers.

In the *longer term (past 2020)*, hydrogen is often cited as a potential option. In fact, there is significant research under way related to automotive fuel cell systems powered by hydrogen.[38] Hydrogen is appealing as it offers the potential for efficient, emissions-free vehicles, and can be produced from multiple primary energy sources.

Hydrogen, while abundant, must first be produced from water or hydrocarbons. This step requires the use of energy generated from primary sources: oil, gas, coal, nuclear or renewables. It is important to

Hydrogen Cost and Investment for 10 Percent of U.S. Fleet in 2020


Fuel Cost
Hydrogen from Water
Hydrogen from Coal
Hydrogen from Natural Gas
Cost of Gasoline for Equivalent Miles Traveled (Excluding Tax)
0
5
10
15
Dollars per Gallon of Gasoline Energy, Excluding Tax


Investment Required
Hydrogen from Water
Hydrogen from Coal
Hydrogen from Natural Gas
0
50
100
150
200
Billions of Dollars

understand the impact on the amount of additional primary energy that will be required and also the full supply-chain costs and greenhouse gas emissions associated with hydrogen production, distribution and consumption. A number of studies conducted by different sponsors in different regions have assessed the options. All have concluded that there is only a moderate (approximately 11 to 35 percent) reduction in full-cycle CO_2 emissions for hydrogen fuel cell vehicles compared with hybrid technology.[39]

"On the best-case scenario, fuel cells are expected to become viable only beyond 2020."

Banc of America Securities[40]

A number of challenges must be met before hydrogen becomes a viable transportation fuel. Among these are safety and the high cost of production and distribution. While hydrogen has been used safely for decades by highly trained technicians in industrial settings, its characteristics pose unique challenges for use in consumer markets. The small size of hydrogen molecules makes them more likely to leak than any other fuel. This, coupled with flammability and explosive ranges that are respectively 10 to 20 times those of gasoline, and the ability to ignite hydrogen gas with only a static spark, create significant risks that will need to be managed if hydrogen is to be used safely. Hydrogen also delivers very little energy per unit of volume. As a result, very high pressures (~10,000 psi) will be required to achieve acceptable vehicle driving ranges if compressed hydrogen gas is used. Gases at these high pressures create risks independent of the type of fuel.

The high cost of producing and distributing hydrogen results in a fuel cost that is twice that of gasoline on a cents-per-mile-driven basis. As shown in the charts at the bottom of page 18, based on an analysis by SFA Pacific in the U.S., the costs and investments are highest when hydrogen is produced from renewable energy sources (wind/solar/biomass) and lowest when it is produced from natural gas.[41] These investment levels present an affordability challenge to any economy and are driven in part by the fact that much of the existing natural gas infrastructure cannot be used for hydrogen distribution due to incompatibilities.

Interest in the use of renewable energy to make hydrogen is high, as this is the only option that would result in a "zero emissions" transportation fuel system on a total supply-chain basis. There are, however, a number of additional challenges associated with the manufacture of hydrogen from renewable energy. Currently, using average costs for renewables in the U.S., hydrogen is five times more expensive than gasoline when produced from wind and 17 times more expensive when produced from solar energy. Land requirements are also significant.[42]

Finally, one must consider whether hydrogen use for transportation fuel is the most appropriate use of renewable resources. A unit of wind or solar energy that is used to displace coal in power generation saves 2.5 times more carbon dioxide than using the same unit of wind or solar energy to replace gasoline with hydrogen.[43]

ExxonMobil is actively engaged, both internally and through industry groups, in a range of activities to address the many challenges associated with hydrogen. Some of these activities include the Department of Energy's Freedom Car and Fuel Partnership, the California Fuel Cell Partnership, and the U.S. Department of Energy Hydrogen Safety Review Panel. The focus of these various efforts includes: research on the production and distribution of hydrogen; interactions with government, industry and safety authorities on codes and standards; and analysis of energy supply implications.

We and others believe that resolving the issues surrounding hydrogen will take many years, perhaps decades. Therefore, significant commercialization or broad marketplace deployment is not likely for some time. This general view is shared by DOE and Honda, among others.[44]

Summary

We have addressed, and continue to address, the challenges discussed in this report with a disciplined approach that delivers industry-leading returns. In doing so we are particularly mindful of our responsibility to our shareholders, customers, employees and the public at large. Therefore, we:

- Have a robust portfolio of diverse opportunities to develop reliable, safe and affordable energy resources, and we are able to do so in an economical and environmentally and socially responsible manner.

- Manage a well-balanced and diversified business, with strengths both in business scope and geography.

- Invest in projects and programs that are economically sound while improving our energy-use efficiency and reducing emissions in our own facilities.

- Conduct research in technology that will enable our customers to be more efficient in their use of energy for power and transportation.

- Maintain a leading effort in research and development on potential options that promise competitive advances and that can form the foundation for profitable, large-scale commercialization in the future. We do so through our own technology research, by keeping abreast of the advances of others, and by supporting leading research by third parties (both on basic science and on new energy approaches).

Our strategy includes expert analysis and consultation with others, investment discipline, broad diversity in our energy portfolio, and breadth of research on energy-related issues and opportunities. We believe our business strategy and execution are in the fundamental financial interests of our shareholders and have positive benefits for society and the environment.

References

[1] Historical economic data per the International Monetary Fund; historical energy data per the International Energy Agency, Cedigaz and Energy Marketing Consultants.

[2] International Energy Agency (IEA): *World Energy Outlook 2002* (WEO 2002).

[3] Energy Consensus Agreement between the U.S. government and the nuclear power industry, July 2001.

[4] U.K. Department of Trade and Industry's Energy Group: *Energy Projections for the UK*, Energy Paper 68, page 43.

[5] Includes Barlow Yonker, Cedigaz, CERA, Energy Intelligence Group, Energy Marketing Consultants, FACTS, Inc., Lawrence Berkeley National Labs, PFC Energy, Purvin & Gertz, PIRA, Toyota and GE.

[6] IEA, *ibid.*

[7] U.S. Department of Energy (DOE), Energy Information Administration (EIA): *Energy Outlook 2003* (EO 2003), *International Energy Outlook 2003* (IEO 2003).

[8] European Commission: *World energy, technology and climate policy outlook,* 2003, EUR 20366.

[9] National Petroleum Council: *Balancing Natural Gas Policy: Fueling the Demands of a Growing Economy*, September 2003, www.npc.org.

[10] U.S. Geological Survey (USGS): *World Petroleum Assessment 2000*; IEA: *World Energy Outlook 2001,* page 47.

[11] USGS, *ibid.*, Executive Summary, Table 1.

[12] IEA, *ibid.*, page 101.

[13] USGS, *ibid.*; IEA, *ibid.*

[14] USGS, *ibid.*

[15] Lehman Brothers, Global Equity Research: *Original E&P Spending Survey*, December 13, 2002, page 1.

[16] IEA: *World Energy Investment Outlook 2003*, November 2003.

[17] See, for example, J.R. Hansen, R. Ruedy, J. Glascoe and M. Sato, "GISS Analysis of Surface Temperature Change," *Journal of Geophysical Research* 104, 30997-31022, 1999.

[18] Lee C. Gerhard, William E. Harrison and Bernold M. Hanson, *Geological Perspectives on Global Climate Change*, Tulsa, OK, American Association of Petroleum Geologists, in collaboration with Kansas Geological Society and The AAPG Division of Environmental Geosciences, 2001. See especially Parts I and III.

[19] *API Compendium of Greenhouse Gas Emissions Estimation Methodologies for the Oil and Gas Industry*, April 2001.

[20] U.S. Patent No. 6228183, "Ultra High Strength, Weldable, Boron-Containing Steels with Superior Toughness."

[21] EUCAR projections.

[22] ExxonMobil and Toyota SAE papers, 982494, 982495, 2001-01-0655, 2003-01-1914, 2003-01-31986.

[23] "A Low Pollution Engine Solution," *Scientific American*, June 2001; *Homogeneous charge compression ignition (HCCI) engines: key research and development issues*, SAE publication PT-94.

[24] Argonne National Labs Technology Snapshots: Toyota Prius, October 2000; Honda Insight, October 2002.

[25] Toyota/Honda Web sites.

[26] Association of Plastics Manufacturers in Europe: "Recovery Options for Plastic Parts from End-of-Life Vehicles — Eco-efficiency Assessment," 2003, Ref. No. 8041/GB/08/03.

[27] In the third quarter of 2003, BP took a $45 million charge for consolidation of manufacturing operations and staff reductions in its solar business, whereas Shell took a $127 million impairment charge to Shell Solar.

[28] EIA, EO 2003, *ibid.*

[29] Cambridge Energy Research Associates (CERA): *Renewables: Challenging the Energy Mix*, 2003, a multi-client study. The use of this graphic was authorized by CERA. No other use or redistribution of this information is permitted without written permission by CERA. For more information, please visit www.cera.com.

[30] British Wind Energy Association: Web site, press release, October 15, 2003.

[31] Interview with NEG Micron CEO Torben Bjerre-Madsen, *New Energy Capital* newsletter, May 30, 2003.

[32] CERA, *ibid.*

[33] WEO 2002, *ibid*; CERA, *ibid.*

[34] EIA, EO 2003, *ibid.*

[35] Kheshgi, Prince and Marland, "The Potential for Biomass Fuels in the Context of Global Climate Change: Focus on Transportation Fuels," *Annual Review of Energy and the Environment 2000*, chart pages 231, 235-36.

[36] General Motors/Argonne National Laboratory: *Well-to-Wheel Study*, June 2001.

[37] American Petroleum Institute testimony to House Science Committee, Subcommittee on Energy and Environment, September 30, 1999.

[38] DOE: Hydrogen, Fuel Cells and Infrastructure Technology Program, www.eere.energy.gov/hydrogenandfuelcells/.

[39] General Motors/Argonne National Laboratory: *Well-to-Wheel Study*, June 2001; General Motors/LBST: *Well-to-Wheel Study*, September 2002; Concawe/EUCAR, EU Joint Research Centre, December 2003.

[40] Tadross, Nathan and Colonna, "Hybrid Electric Vehicles (HEVs)," *Equity Research Report*, September 22, 2003, Banc of America Securities, page 7.

[41] SFA Pacific: *Hydrogen Supply: Cost Estimate for Hydrogen Pathways*, scoping analysis, July 2002.

[42] CERA, *ibid*; SFA Pacific, *ibid.*

[43] ExxonMobil estimates. Renewable capacity factor is 30 percent. Wind area based on methodology by Ogden and Nitsch using data for commercial GE 1.5-MW turbine. Solar area based on Sharp 185-W multi-purpose photovoltaic module.

[44] DOE: *National Hydrogen Energy Roadmap* 2002; *Hydrogen Supply* (*ibid.*); Dow Jones interview with Honda, April 2002.



5959 Las Colinas Boulevard • Irving, Texas 75039-2298
Internet Web site: http://www.exxonmobil.com
February 2004


Printed entirely on recycled paper

SP-113

EXHIBIT 3

2003

Corporate Citizenship Report

Summary

ExxonMobil

Taking on the world's toughest energy challenges.™

Inside









exxonmobil.com

Visit the ExxonMobil Web site for the full 2003 Corporate Citizenship Report, related links and further information on company actions and results.

2003 Corporate Citizenship Report
A Letter from Lee Raymond



ExxonMobil's goal is to continue to be the world's premier energy company. We have operated for more than 120 years, and today we conduct business in some 200 countries and territories on six continents. A business of such size and scope cannot succeed unless it is grounded in the principles of good corporate citizenship.

We operate in a challenging environment. The demands placed by society on energy companies today are ever changing. What is undeniable is that the demand for energy is growing, not shrinking. Experts predict that the world will need about 40 percent more energy in 2020. Just meeting that demand, according to the International Energy Agency, will require the industry to invest some $200 billion per year on oil and gas development.

As a responsible energy company, we believe that good citizenship means helping meet that growth in demand in an economically, environmentally and socially responsible manner.

As described in this report, we are working on many fronts to continuously improve our performance.

For example, in 2003, in the area of environmental performance, we recorded the fewest spills in our history. We are also continuing to improve energy efficiency. This year we achieved record performance in energy efficiency across our refining business. We are also developing new technologies to produce low-sulfur motor fuels, and we continue our work with auto manufacturers to develop engines that are more energy-efficient and fuels that are cleaner-burning.

In the area of safety, in 2003, we continued to be an industry leader, with a company record for the fewest safety incidents. We are committed to continuous improvement in our safety performance and are expanding our efforts to further collect and analyze data to learn from all safety-related incidents so that we achieve our goal, *Nobody Gets Hurt.*

Every year we continue our long tradition of contributing to economic progress. Our support of communities takes many forms, the most visible of which is economic. Most significantly we invested, created jobs, transferred knowledge and fostered development of local businesses and infrastructure. We also paid taxes and made community contributions. The value of these activities is especially important in developing regions such as West Africa, where a substantial portion of our current investments are being made. We also continued to support the fight against global health pandemics such as malaria and HIV/AIDS, particularly in the developing world.

Our consistent, strong business performance underpins our ability to contribute in these ways. In 2003, ExxonMobil delivered the strongest earnings performance in the corporation's history and an industry-leading return on capital employed.

Our directors, management and employees understand that exemplary citizenship, including high standards of business conduct, effective corporate governance, sound financial controls, operational integrity and community engagement, is fundamental to sustained business success – and sustained business success is fundamental to good corporate citizenship. You cannot have one without the other.

While today's world will continue to change, the principles of good corporate citizenship do not. We take pride in our performance and are committed to ongoing improvement.

Sincerely,

Lee R. Raymond
Chairman and CEO

Corporate Governance



ExxonMobil Board of Directors 2003

Governance Practices
Financial Controls
Operational Integrity and Controls

At ExxonMobil, we recognize the importance and value of sound corporate governance practices and high ethical standards. We believe our straightforward business model, culture of integrity and legal compliance, governance practices and management control systems are key to achieving long-term sustainable results. ExxonMobil's corporate governance practices and financial controls meet the requirements of the Sarbanes-Oxley Act and the New York Stock Exchange listing standards.

We believe that the methods we employ to attain results are as important as the results themselves. We are committed to candor, honesty and integrity in the reports that we make to our investors. Those messages are included in our *Standards of Business Conduct,* which have been widely communicated to our employees for decades. ExxonMobil employees and non-employee directors are expected to review the policies in our *Standards of Business Conduct* periodically and to apply them to all aspects of their work. Procedures for receiving and handling questions, concerns and suggestions regarding ExxonMobil's business practices are also defined in the *Standards of Business Conduct.*

The *Standards of Business Conduct* and our rigorous control systems support the ethical framework by which we operate worldwide.

Standards of Business Conduct

ExxonMobil's *Standards of Business Conduct* contain 16 foundation policies and also address guiding principles, related procedures and open-door communication.

- Ethics Policy
- Conflicts of Interest Policy
- Corporate Assets Policy
- Directorships Policy
- Gifts and Entertainment Policy
- Political Activities Policy
- International Operations Policy
- Antitrust Policy
- Health Policy
- Environment Policy
- Safety Policy
- Product Safety Policy
- Customer Relations and Product Quality Policy
- Alcohol and Drug Use Policy
- Equal Employment Opportunity Policy
- Harassment in the Workplace Policy

Governance Practices

For years, ExxonMobil has been a corporate governance leader. We have long had a majority of independent directors; audit, governance, compensation, public issues and contributions committees comprised entirely of independent directors; board committee charters; and board resolutions authorizing and directing committee activities.

ExxonMobil's *Corporate Governance Guidelines* include matters relating to board structure, director selection, board meetings, CEO-performance review and succession planning. The guidelines also address

ExxonMobil's focus on good corporate citizenship begins with our commitment to high ethical standards, effective corporate governance, sound financial controls, operational integrity and safety, health and environmental care.

non-employee director compensation and shareholder matters such as voting rights, shareholder proposals and ratification of independent auditors.

Financial Controls

Sound financial control is fundamental to our business operating model. We have established, effective control mechanisms for our worldwide operations. Authority to approve business arrangements on behalf of our company is clearly assigned and formally delegated to appropriate management. Through internal and external audits, we continuously monitor compliance and require timely resolution of controls-related issues.

Our System of Management Control Basic Standards (SMC) defines the basic principles, concepts and standards that drive our control system across our worldwide operations. Our Controls Integrity Management System (CIMS), based on the SMC, provides common processes and tools for compliance with our SMC. CIMS provides a structured approach to assessing financial-control risks, establishing procedures for mitigating concerns, monitoring conformance with standards, and reporting results to management. CIMS is consistent with the internal-controls framework recommended by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), a voluntary private-sector organization dedicated to improving the quality of financial reporting through business ethics, effective internal controls and corporate governance.

Operational Integrity and Controls

Our *Operations Integrity Management System* (OIMS) provides a structured framework for operational standards of safety, health and environmental protection. As with all our control systems, it is used in all our operations globally. OIMS comprises 11 elements, each with specific and clearly defined expectations that every operation must fulfill. All operating units are periodically assessed to ensure compliance and define additional improvement actions. OIMS conforms with the International Standards Organization's guidelines for environmental management systems (ISO 14001).

Further Information

For further details of ExxonMobil's governance structure and activities, visit exxonmobil.com.


ExxonMobil


ExxonMobil

Copies of Exxon Mobil Corporation's *2003 Summary Annual Report, 2003 Financial and Operating Review* and other company publications are available online or in print by contacting:

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039 USA

ExxonMobil Shareholder Services
P.O. Box 43008
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1-800-252-1800 *(within continental U.S.)*
1-781-575-2058 *(outside continental U.S.)*



Environmental Performance



Söhlingen gas field, Germany

ExxonMobil is committed to maintaining the highest standards of safety, health and environmental (SH&E) care. We comply with all applicable environmental laws and regulations and apply responsible standards where laws and regulations do not exist.

Energy and chemicals are essential to society. ExxonMobil is committed to producing these valuable products while protecting the health and safety of people and safeguarding the environment. Our goal is to drive injuries, illnesses and operational incidents to zero.

Following the Valdez oil spill in 1989, we built into the fabric of our company a continuous improvement program to strengthen our environmental-protection controls. Our approach is founded on our basic operating principles of disciplined and clearly documented management systems; scientific, economic and technical analysis; and a commitment to research and development to improve our products and performance.

The Operations Integrity Management System (OIMS) is the primary tool we use to conduct our operations and assess and improve our SH&E performance. OIMS enables us to measure our progress, plan future improvements and ensure management accountability for results. OIMS conforms with the standards of ISO 14001 and is used by every ExxonMobil facility.

In 2003, ExxonMobil's international operations were recognized for environmental excellence (see page 12).

Environmental Business Planning

ExxonMobil businesses around the world develop detailed environmental business plans that are an integral part of their annual business strategies. This planning process includes an assessment of existing and expected environmental and business conditions. It also evaluates community issues and potential future regulations. The results of this rigorous planning process are stewarded and reviewed internally by management, including the corporation's Management Committee (comprising the corporation's four most-senior managers) and a committee of the Board of Directors.

Measurement and Reporting

ExxonMobil is working with industry associations to develop common environmental indicators that can be used to report actual and relative performance and that are relevant for public reporting.

We are active in the Joint Corporate Reporting Task Force, led by the International Petroleum Industry Environmental Conservation Association (IPIECA) and the American Petroleum Institute (API). The task force developed the *Compendium of Sustainability Reporting Practices and Trends for the Oil and Gas Industry.* This will improve understanding and communication of the industry's sustainability-performance measurement and reporting practices. We also participated in another

We are committed to outstanding environmental performance. Our goal is to drive environmental incidents to zero and improve energy efficiency in all our operations. We will operate responsibly everywhere we do business by implementing scientifically sound, practical solutions.

IPIECA effort that formulated the recently released *Petroleum Industry Guidelines for Reporting Greenhouse Gas Emissions.*

Globally, ExxonMobil continues to take steps to accurately measure and report our emissions. We support mandatory reporting of greenhouse gas emissions on a consistent basis by all companies (see page 9).

Spills (Non-Marine Vessels)

In 2003, ExxonMobil achieved the fewest oil spill incidents in our history. Per the chart below, spills are down by 30 percent since 2000. The reduction largely reflects proactive tank-integrity initiatives, selective piping upgrades and work-practice enhancements.

Most of the spills involved very small quantities, but regrettably, three were more than 1,000 barrels each and totaled 7,800 barrels. These occurred in Nigeria, offshore Equatorial Guinea and in the United States, in coastal Louisiana. We conducted comprehensive clean-up operations and initiated detailed investigations. Lessons derived from the incidents are being used to further improve our performance and reduce incidents throughout the world.



In 2003, ExxonMobil achieved a company record for the fewest oil spill incidents. Spills from company vessels have been reduced by 90 percent since 1996.

Retail Site Tank Upgrades

ExxonMobil's Fuels Marketing organization is continuing to upgrade underground storage tanks at retail sites worldwide. This initiative, which cost more than $50 million in 2003 and will total more than $70 million in 2004, includes upgrades to eliminate potential corrosion and the introduction of advanced leak-detection systems.

Spills (Non-Marine Vessels)

Number of Oil, Chemical and Drilling-Fluid Spills Greater Than 1 Barrel


800
600
400
200
0
2000
2001
2002
2003
Number of Spills to Water
Number of Spills to Soil

Spills (Marine Vessels)

In 2003, our owned and long-term leased tankers spilled less than one teaspoon of oil for every million gallons transported.

There were only two spills from company-operated marine vessels during 2003. Since 1996, spills have been reduced by 90 percent.

We expect the same performance from marine vessels operated by third parties as we do from our own vessels. Approximately 80,000 screenings are conducted annually on contract tankers and barges to ensure compliance with ExxonMobil standards. Overall, the

Spills (Marine Vessels — Operated and Long-term Leased)
Number of Incidents


25
20
15
10
5
0
1996 1997 1998 1999 2000 2001 2002 2003
Operated Vessels:
Spills of More Than a Barrel
Spills of a Barrel or Less
Long-term Leased Vessels:
All Spills

spill performance of our non-company long-term leased vessels is comparable to ExxonMobil's own performance.

Emergency Response Preparedness

To minimize the potential impact of spills or other incidents, ExxonMobil maintains a strong capability to respond to operational emergencies. Our emergency response teams, which comprise both local personnel and regional experts, practice regularly to ensure readiness to address emergencies at any time, in any location.

In addition, ExxonMobil was instrumental in establishing industry-funded oil spill response centers in various locations around the world. These centers maintain supplies of response equipment such as vessels, booms, skimmers and dispersants. They also train personnel in response techniques and maintain expert teams from across the industry. A policy of mutual aid exists, and each center is prepared to comprehensively respond to oil spills regardless of location or the company involved.

Environmental Expenditures

ExxonMobil's worldwide environmental expenditures in 2003 totaled more than $2.8 billion, of which approximately $1.3 billion was for capital investments and $1.5 billion was for additional operating expense. Significant among these expenditures were technology upgrades for the manufacturing of low-sulfur motor fuels, sulfur dioxide (SO_2) and nitrogen oxide (NOx) emission reductions.

Total environmental spending is expected to be similar in 2004 at more than $2.5 billion, with capital expenditures representing about 40 percent of that total.

Fines and Penalties

During 2003, ExxonMobil affiliates paid $0.7 million in fines and penalties relating to environmental incidents.

Air Emissions (Products)

Around the world, additional sulfur reduction is further reducing emissions from the use of diesel and gasoline. ExxonMobil's proprietary *SCANfining* technology reduces sulfur levels in gasoline while minimizing octane loss. As well as being used in our own refineries, this technology has been licensed for use in numerous non-ExxonMobil refineries in North and South America, Europe, Asia and the Middle East.

ExxonMobil is also working with vehicle manufacturers to investigate a range of technologies to reduce nitrogen oxide (NOx) emissions from engine exhaust. The effort combines our expertise in the areas of combustion science, computer modeling and catalysis. We have modified the Fuel Ignition Quality Tester, a device for testing engine performance, to better study the interaction of fuels and engine-combustion conditions. We are also working on new catalyst materials for use in further reducing NOx emissions from the engine tailpipe. Successfully combining these technologies could speed the



A Baton Rouge refinery technician holds a beaker of the clean-burning, low-sulfur gasoline being produced at that facility using ExxonMobil's proprietary *SCANfining* technology.

development and commercialization of new high-efficiency diesel engine systems.

Air Emissions (Operations)

ExxonMobil is committed to continuing to reduce the total air emissions from our operations. In fact, over the past six years, our worldwide refining emissions have been reduced by more than 10 percent.

ExxonMobil's low-NOx burner technology has led the industry for large energy-consuming ethylene furnaces. A new generation of these burners, now implemented commercially at our Baytown, Texas, Olefins plant, has halved the nitrogen oxide (NOx) emissions from earlier industry-leading burners.

ExxonMobil invested more than $10 million to build two new thermal oxidation units at the Fawley Chemical Plant in the United Kingdom and the Baton Rouge Plastics Plant in Louisiana to reduce volatile organic compounds (VOC) emissions by more than 800 tons per year. We are also installing state-of-the-art emission-scrubbing equipment at our Beaumont, Texas, refinery to achieve an 80 percent reduction in SO_2 by 2004.

Water Conservation

ExxonMobil seeks opportunities to conserve industrial water use, especially where freshwater supply is an issue. In Singapore, for example, since ground water is not used as a water source, freshwater must be gathered in catchment reservoirs or imported from neighboring Malaysia. With increasing demand, our refinery and chemical plant in Singapore have made significant improvements in water use through recovery, recycling and reuse. Freshwater is progressively being replaced with reclaimed domestic/non-domestic wastewater.

In Canada, Imperial Oil (majority-owned by ExxonMobil) has substantially reduced the volume of freshwater used at the Cold Lake, Alberta, oil sands operation. The amount of freshwater used per cubic

Air Emissions (Operations)
☐ Upstream ☐ Refining ☐ Chemical
Tonnes of Emissions per 100 Tonnes of Throughput

Sulfur Dioxide (SO_2)



.08
.06
.04
.02
0
2000
2001
2002
2003

Volatile Organic Compounds (VOC)



.08
.06
.04
.02
0
2000
2001
2002
2003

Nitrogen Oxides (NO_x)



.08
.06
.04
.02
0
2000
2001
2002
2003

Normalization Bases
Upstream: Oil and gas produced, includes gas reinjected or flared.
Refining: Crude oil plus feedstocks input.
Chemical: Products.

"Fugitive" Emission Reductions

ExxonMobil facilities are continually working to reduce "fugitive" hydrocarbon emissions from piping components. The challenge is to identify the few components with tiny, invisible leaks needing repair out of hundreds of thousands of valves and fittings. We then use new approaches and technologies to undertake repairs and to reduce the heavy cost and administrative burden typically associated with such programs. New gas-imaging techniques have been developed to focus on and more quickly detect components with the highest leak rates.

For example, at our Fife Ethylene Plant in Scotland, technicians use digital photos and historical data to monitor some 29,000 pipe fittings, valves and flanges throughout the plant. The process allows personnel to quickly identify any leak, however minor, and enable repairs to be undertaken.



meter of bitumen produced has been reduced to less than 20 percent of that used in the late 1970s.

Biodiversity

ExxonMobil recognizes the protection of biodiversity – the variety and complexity of life – as an important conservation issue that presents broad challenges to society. We believe we can operate responsibly in sensitive areas by implementing scientific, practical and sustainable solutions. Protecting biodiversity is a fundamental part of our environmental-management system and is considered during our business planning and across all aspects of our operations. For example:

- In Italy, ExxonMobil designed the Adriatic LNG pipeline project to minimize construction activities when local endangered birdlife is nesting and breeding.

- In Saxony, Germany, more than 84,000 trees were planted in an area that had been seriously hit by a severe flood. Over the past seven years, more than 588,000 trees have been planted in Germany with ExxonMobil's help.

- In Cameroon, flora and fauna in three ecologically sensitive areas along the Chad-Cameroon pipeline route were protected, and an anti-bushmeat policy prevented workers from hunting, purchasing or consuming wild game while working on the project. Other measures included safeguarding rare, threatened or endangered species such as primates and marine turtles known to inhabit certain areas of the pipeline route.

- In Alberta, Canada, rather than laying pipe on the bottom of Wizard Lake, 1,400 meters of pipe were installed via horizontal directional drilling at a depth of 40 meters below the lake bottom to avoid any potential ecosystem impact on the lake.

- On Sakhalin Island, Russia, more than $7.5 million has been spent on Western Grey Whale research and mitigation programs. The research involved prominent Russian and Western scientists and uncovered a previously unknown feeding ground. The expanded knowledge of whale behavior will aid in protection of the whales and assist environmental planning for local oil and gas operations.

Greenhouse Gas Emissions

Starting this year, ExxonMobil will shift its reporting of greenhouse gas (GHG) emissions to cover direct emissions associated with its equity ownership of all interests, instead of direct and indirect (third-party



The Baton Rouge Refinery has improved energy-critical heat exchanger monitoring and cleaning, resulting in reduced GHG emissions and significant energy-efficiency savings over the past three years.

Greenhouse Gas Emissions
Absolute
Millions of Tonnes



60
50
40
30
20
10
0
2002
2003
Downstream
Upstream
Chemical
Power Sales

Equity direct sources of CO_2, methane, and N_2O on a CO_2-equivalent basis.

Normalized
Tonnes of Emissions per 100 Tonnes of Throughput



60
50
40
30
20
10
0
2002
2003
Downstream
Upstream
Chemical

Equity direct sources of CO_2, methane, and N_2O on a CO_2-equivalent basis.

power and steam purchases) emissions from only ExxonMobil-operated facilities.

This revised basis is consistent with the recently released IPIECA *Petroleum Industry Guidelines for Reporting Greenhouse Gas Emissions.* We believe reporting on this direct-ownership basis best corresponds with emerging regulatory trends and shareholder interests.

In 2003, our direct-equity GHG emissions increased 2 percent to 135.6 million tonnes primarily due to higher power sales in Hong Kong and a return to prior levels of oil production in Nigeria, which had reduced oil output in 2002 to comply with OPEC quotas.

As we have for many years, we are taking a number of significant actions to improve our efficiency and reduce GHG emissions in our operations. Initiatives include:

□ **Energy Efficiency:** Our *Global Energy Management System* (GEMS) uses international best practices and benchmarking to identify efficiency improvements at each of our manufacturing plants. It also helps us understand the energy-efficiency impacts, and subsequent GHG emissions, of new projects for consideration during the project-design stage. Since 1990, our refineries have improved their energy efficiency by nearly 10 percent. GEMS has helped us achieve these efficiencies, as well as identify opportunities for an additional 10 percent improvement. In 2003, we achieved record performance in energy efficiency across our worldwide refining business, and over the past four years, our U.S. refineries alone have improved at a rate three times higher than industry.

Over the past four years, our energy-conservation efforts have saved enough energy to supply 900,000 European households with electricity each year.


Refining Energy Index
1990 = 100%
100
95
90
85
80
75
70
1990
1995
2000
2003
Energy Index data estimated between survey years.


Cogeneration Capacity
Megawatts
Equivalent of Millions of Residential Households*
4000
3000
2000
1000
0
1.2
1.0
.8
.6
.4
.2
0
70
75
80
85
90
95
00
03
05
*Number of typical U.S. residential households that could be served by the additional energy captured through the improved efficiency resulting from our cogeneration assets.

□ **Cogeneration:** Cogen is the simultaneous production of electricity and steam using clean-burning natural gas. It is nearly twice as efficient as traditional methods of producing steam and power separately. ExxonMobil has more than 80 cogen facilities that produce nearly 2,900 megawatts of electricity at 30 refineries, chemical plants and natural gas processing plants worldwide. Cogeneration has reduced carbon dioxide emissions by almost 7 million tonnes per year (this is roughly equivalent to removing almost 1 million cars from the world's roads). Over the next two years, we will invest $1 billion in additional cogen capacity at our facilities in Texas, Wyoming and Ontario, Canada. These facilities will increase ExxonMobil's cogeneration capacity by an additional 30 percent.

□ **Flaring:** Flaring is the burning of some of the natural gas that is produced during oil production. In 2003, ExxonMobil flaring returned to prior levels, which were held back in Nigeria by OPEC production quotas in 2002. Although our flaring volumes increased, we remain the lowest contributor of gas flaring in Nigeria relative to other operators.


Flaring from Worldwide Oil and Gas Production Operations
Million Standard Cubic Feet per Day
600
500
400
300
200
100
0
2000
2001
2002
2003


Comparative Flaring Volumes — Nigeria
Millions of Cubic Feet per Day
4000
3000
2000
1000
0
51%
49%
34%
66%
Other Operations
Mobil Producing Nigeria
In Percent:
Gas Utilized
Gas Flared

In addition, we have announced plans to eliminate gas flaring in Nigeria while increasing daily oil production capacity by 145,000 barrels. The project will begin operating in 2006, ahead of government targets, and will reduce GHG emissions at our operated facilities by more than 5 million tonnes per year.

Advanced Fuels and Vehicle Systems Research

In the context of the use of petroleum in the overall economy, it is estimated that 87 percent of GHG emissions arise from consumer use of fuels. To at least the year 2030, the automotive industry projects that internal combustion engines will become increasingly efficient and continue to power more than 95 percent of all vehicles sold. Therefore, technologies that improve fuel efficiency and the emissions performance of these systems could substantially reduce environmental impacts for decades to come. ExxonMobil, alone and in collaboration with others, is investigating new approaches to internal combustion engine technology. These include:

□ **Optimizing Systems:** Gasoline and diesel fuels are blends of various molecules, and each fuel behaves slightly differently during combustion. Working with Toyota, we are investigating in detail what happens when different blends of molecules are burned in an internal combustion engine. The knowledge gained will likely lead to new fuel and vehicle systems that have higher efficiency and lower emissions than current engines.

□ **New Combustion Technologies:** Called *Homogeneous Charge Compression Ignition*, these advanced engines would combine the efficiency of a high-compression diesel engine with the lower emissions of a gasoline engine. Better understanding of fuel chemistry and combustion could lead to a



At ExxonMobil's laboratories in New Jersey, researchers are working to gain a better understanding of fuel chemistry and combustion. This research could lead to a 30 percent improvement in fuel efficiency over today's gasoline engines.

30 percent improvement in fuel efficiency over today's diesel engines, with a resulting reduction in smog-causing emissions and carbon dioxide.

□ **Hybrid Engines:** Another promising extension of internal combustion engine technology is the hybrid engine. Hybrids use a gasoline engine for steady speeds and an electric motor for extra power during the more energy-demanding phases of start-up and acceleration. In city driving, hybrid vehicles are 50 percent more fuel-efficient than traditional gasoline engines. Broad use and the continued development of hybrid engines could have a significant, relatively near-term, impact on carbon dioxide emissions from personal vehicles.

Fuel Cell Research

For a longer-term approach to reducing greenhouse gas emissions and increasing energy efficiency, significant research related to hydrogen-powered automotive fuel cell systems is under way.

Fuel cells combine hydrogen and oxygen in a chemical reaction that creates electricity very efficiently. These systems offer the potential of zero vehicle emissions and twice the fuel economy of today's internal combustion engines. However, a number of challenges must be met before hydrogen can become a viable transport fuel. Among these are storage, safety and the high cost of production and distribution. It is also important to thoroughly understand the full supply-chain costs and greenhouse gas emissions that would be associated with hydrogen production and distribution before hydrogen is consumed on the vehicle. ExxonMobil is engaged in a range of activities to address the many development challenges associated with hydrogen. These include:

- California Fuel Cell Partnership
- European Commission's Contact Group on Alternative Fuels
- U.S. Department of Energy's Hydrogen Safety Review Panel
- European Road Transport R&D Advisory Council
- U.S. Department of Energy's Freedom Car and Fuel Partnership

Global Climate and Energy Project (GCEP)

In addition to our own research and industrial partnerships, ExxonMobil is providing $100 million to Stanford University's Global Climate and Energy Project – a major long-term research program designed to accelerate the development of commercially viable energy technologies that can dramatically lower GHG emissions on a worldwide scale. ExxonMobil is joined by other major sponsors including General Electric, Schlumberger and Toyota. In carrying out the program, GCEP intends to establish research efforts outside Stanford at other institutions in Europe, Asia and the United States.

GCEP projects initiated in 2003 and currently under way include an integrated assessment of technology options, studies of hydrogen production and use, advanced combustion-system research, and studies of geologic sequestration of carbon dioxide. Projects commencing in 2004 include an assessment of carbon dioxide capture and storage and four new projects researching the use of hydrogen as an energy carrier.



A researcher uses a ring dye laser as part of a GCEP effort to develop smart sensors for advanced combustion systems. The outcome of this research may lead to substantial improvements in engine performance and air quality.

In all its research, GCEP seeks advanced technologies that can be adopted *globally,* not just in industrialized countries. This is critically important, as it is expected that about 80 percent of the growth in carbon emissions through 2020 will occur in developing countries. More information about GCEP and current research projects is available at http://gcep.stanford.edu.

Further detailed information on ExxonMobil's view of the key business challenges and opportunities associated with likely energy trends, greenhouse gas emissions and alternative energy options is available in our *Report on Energy Trends, Greenhouse Gas Emissions and Alternative Energy.*

2003 Environmental Awards

Prime Minister's Hibiscus Award for Exceptional Achievement
ExxonMobil Exploration and Production Malaysia Inc.

Canadian Association of Petroleum Producers' Gold Award for Environmental, Health and Safety Stewardship
Imperial Oil Resources Canada

British Safety Council Sword of Honour
International Marine Transportation

ASIQUIM Chilean Chemical Association Responsible Care Award for Safety, Health and Environment
Esso Chile Petrolera Ltda.

Excellence in Caring for Texas Award for Community Awareness, Emergency Response and Pollution Prevention
ExxonMobil Baytown Chemical Plant, Texas, USA

EPA Stratospheric Ozone Protection Award
ExxonMobil Chemical Fluids, USA

Prime Minister's Hibiscus Award for Notable Achievement
Esso Malaysia Berhad & ExxonMobil Malaysia Sdn Bhd

Peoples Republic of China Good Performance Award for Environmental Protection
ExxonMobil Taicang Lube Oil Blending Plant, PRC


Safety and Health

Marine safety training, IMT *Raven*

ExxonMobil's goal is zero injuries or illnesses. We strive for an accident-free workplace and an environment where *Nobody Gets Hurt.* The requirement for safety is an overriding priority at all of our operations and facilities. We believe a company's commitment to the highest standards of safety, health and environmental care is indicative of superior performance in other aspects of its operations.

We are taking a number of innovative steps to improve our safety and health performance. Key among these are a new global information management system to collect, analyze and better learn from safety-incident data and implementation of an industry-leading malaria-control program.

2003 Safety Performance

ExxonMobil continued to be an industry leader in safety in 2003, with the fewest number of safety incidents in company history. Regrettably, however, 23 employee and contractor fatalities occurred during the year. We are committed to learning from every incident, and we will use the lessons learned from our investigations to further improve operational safety performance.

In 2003, ExxonMobil's operations were recognized for exceptional safety performance around the world (see page 16).

International Safety Leadership

To promote safety and share best practices internationally, ExxonMobil is contributing $1 million to underwrite a five-year program of the U.S. National Safety Council. The program will honor companies that demonstrate commendable international leadership and excellence in safety, health and environmental (SH&E) performance.


Lost-Time Injuries and Illnesses
Incidents per 200,000 Work Hours
0.8
0.6
0.4
0.2
0
94
95
96
97
98
99
00
01
02
03
ExxonMobil Employees
ExxonMobil Contractors
U.S. Petroleum Industry Benchmark (employee safety data from participating API companies)


Total Recordable Incident Rate
Incidents per 200,000 Work Hours
2.5
2.0
1.5
1.0
0.5
0
95
96
97
98
99
00
01
02
03
ExxonMobil Employees
ExxonMobil Contractors
U.S. Petroleum Industry Benchmark (employee safety data from participating API companies)

We are committed to ensuring the safety and health of our employees, contractors and communities. We believe providing a safe work environment contributes to and is indicative of superior performance in other aspects of our business.

Winners of the Robert W. Campbell Award will be internationally showcased to help promote wider use of best practices and document case studies linking SH&E and improved business performance.

Security

ExxonMobil has had a longstanding commitment to the protection of its people, facilities, information and other assets. We are committed to continuing to reinforce the importance of security and implementing appropriate and balanced security measures. These measures take into account perceived risks, the cost and practicality of potential countermeasures, relationships with communities in which we operate, compliance with applicable laws, and recognition of social norms. To ensure that these goals are achieved, our systematic approach to security is being integrated into our Operations Integrity Management System. Our considerations for integrated security management include:

Management Leadership – security is integrated with other business activities as a line-management responsibility. Security measures are implemented and communicated with internal and external consultation.
Intelligence/Threat Assessment – a systematic approach to assessing potential threats is used and includes community input and dialogue.
Risk Management – security and response plans are designed to minimize assessed risks, consistent with the law and respect for human rights.
Personnel Protection – best practices are used to protect all personnel against threats resulting from their employment.
Incident Investigation/Analysis – incidents are investigated, recorded, reported and analyzed. Practices are modified based on findings.
Operations Protection – technology and security personnel are integrated into a unified approach. Force, including firearms, can be used only with restraint and as a last resort, consistent with applicable law.
Emergency Procedures – effective response plans are developed and maintained to help protect employees, the public, the environment and company assets.
Management of Change – changes requiring modification of security practices are identified and acted upon.

Strategic Health Management

For decades, ExxonMobil has worked with governments and other public health providers to improve health and safety wherever we operate. In support of this effort, in the late 1990s we pioneered *Strategic Health Management,* an initiative that has been widely adopted within the energy industry. It provides a framework for incorporating workforce and community health considerations into major project-development plans.

The emphasis is on primary health care initiatives, with a focus on strengthening existing resources and fostering local program development and ownership. Activities are based on assessments of the health status and needs of local communities and are guided by strategic health plans.

Global Health Pandemics

Malaria, HIV/AIDS and tuberculosis are having a major human and economic impact in sub-Saharan Africa and are a significant and emerging threat in China, India and Latin America. We are actively working to assist local and international efforts to fight these diseases and improve public health.

At a local level our approach includes:

- Systematic and continuous workplace-based prevention programs and education
- Facilitating employees' and their dependents' affordable access to superior locally available health care
- Working directly with governments, non-governmental organizations and other public-health providers to strengthen community-based health-sector capacity (this includes health-worker training, facilities and materials)



Internationally, we fund and collaborate with multiple business and medical professional associations as well as the World Health Organization (WHO), the United Nations Development Programme (UNDP), the United Nations Children's Fund (UNICEF), the World Bank, the Global Business Council on HIV/AIDS, the World Economic Forum on Global Health Initiatives and the Corporate Council on Africa.



Technicians undertake malaria laboratory training at Soyo Municipal Hospital, Angola. ExxonMobil provided funding to upgrade the hospital's malaria treatment and laboratory facilities.

Malaria Prevention and Treatment

Every year there are at least 300 million acute cases of malaria globally, resulting in more than a million deaths. About 90 percent of these deaths occur in Africa, mostly in young children. The World Health Organization (WHO) estimates that malaria costs Africa more than US$12 billion annually and has significantly slowed economic growth.

ExxonMobil helps fund two malaria-focused drug-research programs, the *Harvard Malaria Initiative,* which investigates drug-resistance mechanisms, and the *Medicines for Malaria Venture,* which seeks development of new effective and affordable anti-malarial drugs.

In addition, since 2001 ExxonMobil has supported *Roll Back Malaria,* a global partnership founded by the WHO, the United Nations Development Programme (UNDP), the United Nations Children's Fund (UNICEF) and the World Bank, with the goal of halving the world's malaria burden by 2010. ExxonMobil is actively involved in projects in Chad, Cameroon, Angola, Equatorial Guinea, Nigeria and Zambia.

ExxonMobil worked with the WHO to develop long-lasting, insecticide-treated mosquito netting to replace conventional bed nets that require retreatment after a few months. We helped design the improved material and donated 360 tons of polyethylene resin to manufacture it. A pilot project is under way with the goal of establishing sustainable manufacturing capability in Africa to produce large quantities of the improved bed nets.

> *"The use of long-lasting nets brings us to a crucial point in the war against malaria. If we can get these kinds of nets into the homes of the people who need them most, we can take a huge stride toward stopping a disease that kills 3,000 children every day."*
>
> Carol Bellamy
> UNICEF Executive Director
> Roll Back Malaria Media Release
> September 26, 2003

In Chad, we distributed 39,000 insecticide-treated bed nets to 171 local villages. In Angola, we provided funding to upgrade malaria laboratory and treatment facilities at Soyo Municipal Hospital. In Zambia, we funded discount vouchers through antenatal clinics to be used for the purchase of bed nets.



ExxonMobil has distributed 39,000 insecticide-treated bed nets to 171 villages in Chad.

HIV/AIDS Education & Prevention

Around 40 million people are living with HIV/AIDS worldwide, and more than 5 million people were newly infected in 2003. Sub-Saharan Africa is the most severely affected region in the world, with more than 26 million people infected.

ExxonMobil is working with our employees and the communities where we operate to stop the spread of this disease.

In Chad and Cameroon, we hold regular education sessions for our employees and contractors to explain prevention methods. We have also funded a mobile HIV/AIDS-prevention-training van that tours oilfield-area villages.

In Angola, we help finance a public-private partnership that supports a variety of community-focused education and prevention campaigns.

Building on these and other activities, ExxonMobil has committed to a comprehensive HIV/AIDS workplace program across its operations in Africa. Elements include:

- Workplace Prevention Education Program
- Medical & benefits plans where HIV/AIDS is addressed like other illnesses
- Community projects to help strengthen local health care capacity

For the workplace program, ExxonMobil is working with Population Services International (PSI), a non-profit organization whose mission is to promote and advance healthy behavior. PSI has staff in 30 African countries and has extensive experience in workplace education.

Internationally, ExxonMobil is an active member of various global business forums that focus on HIV/AIDS. These include the Global Business Coalition on HIV/AIDS and the World Economic Forum's Global Health Initiative.

2003 Safety Awards

Malaysian Society of Occupational Safety and Health Grand Award for Safety Engineering and Construction category
ExxonMobil Exploration and Production Malaysia Inc.

Australian Petroleum Production and Exploration Association 2002 Safety Award
Esso Australia Resources Limited

Canadian Gas Processors Association for achieving the industry's highest number of hours worked without a lost-time incident
Imperial Oil Limited Canada

Groupe d'Etude de Sécurité des Industries Pétrolières Super Trophée Performance Sécurité 2003
Esso Société Anonyme Française

US Department of the Interior, Minerals Management Service, 2002 National Safety Award for Excellence (High Activity Category)
Exxon Mobil Corporation

German Statutory Association for Trade and Warehousing – first prize for improving company safety management structures to prevent work-related health risk.
ExxonMobil Central Europe Holding GmbH

Argentine Institute of Oil and Gas Award for Safety
ESSO Argentina

Colombia National Safety Council Emerald Cross
ExxonMobil Colombia S.A.

Nicaragua Safety and Hygiene National Council Safety Leader Award
Managua Refinery, Nicaragua

Singapore Gold Award
Jurong Lubricants Terminal, Singapore

Malaysia Employee Safety Award
Esso Malaysia Batu Caves Wax Plant

Japan Ministry of Economy, Trade and Industry Safety Contribution Award
Tonen General Wakayma Refinery



Community Engagement


Opening of ExxonMobil-sponsored classrooms, Akwa Ibom State, Nigeria.

- Project Assessment and Consultation
- Transparency
- Human Rights
- Local Economic Development
- Supplier Diversity Program
- ExxonMobil Foundation & Contributions

Wherever ExxonMobil operates, we work to make a positive contribution and strengthen local communities. Conducting operations worldwide for more than 120 years across many cultures has taught us that there are unlimited challenges in meeting society's complex expectations. This is especially true in the case of developing nations, where we encounter significant geopolitical issues.

Our support of communities takes many forms, the most visible of which is economic. Globally, in 2003 ExxonMobil distributed in excess of $244 billion in a variety of ways. Our operations generated more than $70 billion in taxes paid to local, state and national governments. That equates to $200 million per day of government income around the world.

In addition, we purchased goods and services worth nearly $133 billion from other companies. We spent $11 billion in salaries, wages and benefits for employees and contractors, more than $14 billion in dividend payments, share purchases and distribution to debt holders, and more than $15 billion on capital and exploration expenditures to meet future world energy needs. We also provided philanthropic donations to educational, cultural and charitable organizations (see page 21).



2003 Distribution of Receipts
U.S. Dollars, All Figures Rounded
Payments to Suppliers
$132.7 billion
Wages and Benefits
$11.0 billion
TOTAL
$244.6 billion
Dividends, Share Purchases, Payment to Debt Holders
$14.7 billion
Taxes and Duties Paid to Governments
$70.7 billion
Capital and Exploration Expenditures
$15.5 billion

We strongly support and promote education and training and, where possible, use qualified and competitive local suppliers of goods and services. When operating in communities that lack local capabilities, we work with governments and others to develop them. We also facilitate the transfer of knowledge and skills.

We are making a continuous effort to improve the quality of our community engagement. We meet regularly with community leaders, community associations and non-governmental organizations who are interested in our operations. This dialogue helps us better understand the viewpoints of the diverse communities in which we operate.

Project Assessment and Consultation

Before investing in any major project, ExxonMobil prepares comprehensive environmental and social assessments. This formal process collects baseline data through field programs and outside sources to identify the potential risks to communities in which we intend to operate. Plans are developed and actions taken, including needed modifications to planned design, construction techniques and/or operating procedures.

ExxonMobil policies, practices and philanthropic activities work to help improve living standards in countries and communities where we operate.

These comprehensive assessments form the basis for ongoing monitoring of the project in the areas of environmental and social performance.

Transparency

ExxonMobil pays taxes and royalties to host governments in all countries where we produce oil and gas. As a private company, however, ExxonMobil cannot dictate how various governments manage this income.

There have recently been a number of initiatives that seek public disclosure of such payments so that they may be compared with the oil and gas income disclosed by the host governments. ExxonMobil supports transparency that:

- Applies universally to all companies attempting to do business with a country
- Protects proprietary information
- Does not violate contractual obligations or the laws of host countries

As noted by the World Bank, the International Monetary Fund and others, reporting of payments by extractive industries is not simple or straightforward. We believe that the key to achieving progress in the area of financial transparency is government-to-government dialogue, with the assistance of multilateral organizations.

ExxonMobil has been constructively involved in the dialogue regarding the U.K. Extractive Industries Transparency Initiative. This includes participating in the June 2003 meeting in London keynoted by British Prime Minister Tony Blair.

ExxonMobil's position is consistent with the positions of the majority of participating governments, industry organizations and other international oil companies. There remain many uncertainties and practical issues that need resolution before the initiative can be adopted. Like many other participants, ExxonMobil believes the best way to resolve these uncertainties in the reporting guidelines is to undertake a pilot project, and we stand ready to participate in a dialogue to foster implementation of such a program.

> *"As a private company, ExxonMobil cannot dictate what governments do with their money. But what we can do is work with international institutions like the World Bank to provide a mechanism such that there is some transparency with regard to where the money is going. The Chad-Cameroon Project Revenue Management Plan is one example."*
>
> Lee R. Raymond
> ExxonMobil Chairman and CEO

Chad-Cameroon Project Revenue Management Plan

The Chad-Cameroon Project began construction in 2000 and exported first oil in 2003. The World Bank worked closely with the government of Chad to develop a law regarding petroleum-revenue management, which was adopted by the National Assembly of Chad. The Revenue Management Plan law sets out a process for long-term management of the revenue, ensuring that project benefits reach the citizens of Chad. Oil royalties and dividends will not be mingled with the country's general funds but will be dedicated almost entirely to high-priority poverty-relief programs. A specific portion will be dedicated to projects directly benefiting the communities of the producing area.

A key aspect of the Revenue Management Plan is the establishment of an independent college for control and monitoring of oil revenue, plus the inclusion of a number of audit controls. A series of audits and reports will also be issued and distributed publicly, including to the World Bank Group.

First oil revenue was available in late 2003 and managed in accordance with the Revenue Management Plan. More information about the Chad-Cameroon Project is available at essochad.com or worldbank.org.



"From my point of view, all the promises made [by the project] to [the participants in Africare's Chad programs] have been kept. The project is a very good thing."

Robert Wilson
Chad Country Representative for Africare
www.africare.org

Chad Revenue Management Plan


General Government Budget
13%
• Public Health
• Education
• Infrastructure
• Agricultural
• Environmental
• Water Resources
72%
Savings for Future Generations
10%
Community Development
5%

Human Rights

ExxonMobil is steadfast in promoting respect for human rights throughout the world. We believe corporations play an important role in supporting human rights and that our presence in developing countries positively influences issues relating to the treatment of people.

We condemn human rights violations in any form. We seek to be responsible corporate citizens and recognize that we have both the opportunity and responsibility to improve the quality of life wherever we do business. ExxonMobil's *Standards of Business Conduct* (see page 3) provide a worldwide framework for responsible operations. These standards are consistent with the spirit and intent of the Universal Declaration of Human Rights as they apply to private companies and the Fundamental Principles and Rights at Work of the 1998 International Labour Organization (ILO) Declaration.

The declaration sets an obligation on member states to promote and realize the following principles:

- Freedom of association and effective recognition of the right to collective bargaining
- Elimination of all forms of forced or compulsory labor
- Effective abolition of child labor
- Elimination of discrimination in respect of employment and occupation

Child Labor

Throughout ExxonMobil's worldwide operations, we forbid the use of children in our workforce. All ExxonMobil employees are above the legal employment age in the country of their employment.

During 2003, ExxonMobil continued to participate in the U.S.-U.K. dialogue on Voluntary Principles on Security and Human Rights. We see these principles as affirming the constructive role that business can play in supporting human rights. Dialogue participants include energy and mining companies, governments and non-governmental organizations. Through our participation in this ongoing dialogue, ExxonMobil seeks to share our best practices and learn from others' experiences in the areas of human rights and security management.

"ExxonMobil is also making progress in implementing the Voluntary Principles for Security and Human Rights regarding security for operations in the oil and mining sectors."

Amnesty International
December 17, 2003

Local Economic Development

As a major employer in many developing countries, ExxonMobil recognizes its responsibility to support the development of local economic capacity by providing training and development opportunities for local businesses.

Our Chad-Cameroon Project provides a leading example of such support. The project spent more than $780 million with 2,200 local businesses. The project also brought significant economic growth to local economies through investments in infrastructure such as roads and bridges that now connect local villages to outside markets. In relation to employment, some 35,000 people held jobs during construction, 80 percent of whom were citizens of Chad or Cameroon. In addition to direct employment, the annual growth rate of Chad's gross domestic product has soared to nearly 11 percent since construction began, compared with a rate of just 1 percent in prior years. Economic growth is projected to rise even higher in 2004 as project revenues begin flowing to the two governments.

"Many jobs have been created and even if most were only temporary, many workers are now trained in skilled trades and are ready to work on other sites in Cameroon and elsewhere."

International Advisory Group
Report to the World Bank Visit to Chad and Cameroon
May 2003

Small Business Assistance on Sakhalin Island

ExxonMobil has recently joined forces with the U.S. Agency for International Development to expand a micro-finance program into the northern Sakhalin districts of Nogliki and Okha. The aim is to help the local community capture more of the benefits of economic development from investments in the oil and gas sector by giving assistance to the best entrepreneurs in the districts.

The three-year program will provide business training and financing to those who have no collateral for conventional bank loans. The program should reach self-sustainability in a few years and continue to provide small-business financing for years to come.

Nigerian Development Assistance

ExxonMobil has committed $5 million to support the *Ibom Rice Project* in Akwa Ibom State, Nigeria. The first project of its kind in West Africa is part of an effort to enhance rice farming and other agriculture in Nigeria, which in 2002 imported $1 billion of rice. The project will increase local food production and boost the Nigerian economy. It features three components:

A *Farmer Field School* is a fully mechanized and irrigated working farm where local farmers receive training in modern farming techniques. Some 2,000 farmers are expected to receive training during the school's first three years of operation. A *Rice Milling Plant* will process locally grown rice and other grains and will serve as an economic driver for the entire project. An *Agricultural Training and Technology Center* will provide training courses for farmers, business people and students.

In another Nigerian project, ExxonMobil is involved in a three-year partnership to enhance economic development within rural communities. The partnership provides credit to small enterprises and targets people living below the poverty level. Major program components include micro-credit loans, skills training and support for innovative projects to build community capacity. The partnership provided loans to 213 recipients in 2003.

Supplier Diversity Program

ExxonMobil believes supporting minority-owned and women-owned businesses builds stronger communities and produces solid business results. Our Supplier Diversity Program in the United States ensures that qualified minority-owned and woman-owned suppliers are included in our procurement-sourcing process. In addition to offering contracting opportunities, ExxonMobil funds scholarships for minority suppliers to attend the University of Virginia's Darden Graduate School of Business Administration and Northwestern University's Kellogg Graduate School of Management Executive Program.

ExxonMobil senior executives, buyers and supplier-diversity advocates have invested their time and expertise in serving on regional councils and committees dedicated to supplier-diversity development, as well as providing training courses to suppliers in negotiations, business plan development and accounting.

In 2003, ExxonMobil was recognized by several organizations for its supplier partnerships. Awards included Corporation of the Year from the Business Consortium Fund of the National Minority Supplier Development Council; Corporate Champion of the Year from the Women's Business Enterprise Alliance; and Corporation of the Year by the Houston Native American Chamber of Commerce. We were also recognized by DiversityBusiness.com as one of America's leading companies in promoting multicultural business opportunities.

ExxonMobil Foundation and Contributions

The ExxonMobil Foundation is the primary philanthropic arm of the corporation in the United States. It engages in a broad range of activities focusing on communities where ExxonMobil has significant operations. The foundation also supports research and dissemination on topics of national interest to the energy industry. Focus areas include education, health and the environment.

During 2003, ExxonMobil affiliates worldwide and the ExxonMobil Foundation combined to provide $103 million in charitable contributions and community spending, with $37 million of this dedicated to education. Included in that amount was $22.4 million that ExxonMobil and its employees and retirees donated to 902 U.S. colleges and universities through a three-to-one matching gift program. Initiated in 1962, the company's matching gift program has provided more than $266 million in unrestricted grants to colleges and universities.


ExxonMobil 2003 Contributions
U.S. Dollars
United Appeals
$6.5 million
Environment
$4.0 million
TOTAL
$103 million
Worldwide
Public Research Studies
$6.8 million
Higher Education
$26.5 million
Health
$7.4 million
Pre-College Education
$10.5 million
Civic and Community
$26.0 million
Arts
$15.3 million

Children's Encyclopedias in Azerbaijan

When Azerbaijan gained independence in 1991, conversion to a Latin alphabet was a key national priority. The Latin alphabet is now used nationwide by government agencies, the news media, the scientific community and the general public.

ExxonMobil provided funding to develop and publish the first children's encyclopedia in the Azerbaijani Latin alphabet. The 16-volume set covers history, art, music, science, technology and many other topics. Project contributors included Azerbaijani writers, scientists, artists and illustrators.

Thousands of these colorful encyclopedias were distributed to schools, libraries and orphanages and to children in refugee camps who have limited access to educational materials. Today the encyclopedias are used as key reading texts in schools throughout the nation.



Kazakh economics students are benefiting from ExxonMobil's support of the Kazakhstan Institute of Management, Economic and Strategic Research.

Economics Education in Kazakhstan

In 2003, ExxonMobil contributed funding to the Kazakhstan Institute of Management, Economic and Strategic Research (KIMEP). KIMEP was founded to educate a new cadre of Kazakhstanis to hold leadership positions in business and government. The grant was dedicated to the two-year master of arts program in economics. In the absence of an internationally accredited university in Kazakhstan, the grant also sponsored activities that fulfill certain international accreditation requirements.

> *"This is a significant contribution that will help prepare the next generation of modern and highly qualified economists for independent Kazakhstan."*
>
> Aida Dossayeva
> Kazakhstan Country Director, Eurasia Foundation.

Internships in Angola

In Angola, ExxonMobil works with the three universities in Luanda and seven humanitarian organizations to provide university students with internships. The program has been modeled on ExxonMobil's successful Community Summer Jobs Program in the United States. Since start-up in 2001, the number of participants has doubled each year. In 2003, 30 university students participated in the program, which seeks to provide them with exposure to human-service organizations and the important



ExxonMobil funded the purchase of electronic equipment to help with language studies at the Nekrasovka Kindergarten in the north of Sakhalin Island. The kindergarten is one of the only places where children are taught the indigenous Nivkh language.

work they are doing in Angola. Participating students receive a stipend and valuable work experience to help prepare them and their country for a better future.

Environmental Education in Brazil

A program funded in part by ExxonMobil in Brazil promotes environmental awareness for school children living in or near Brazil's Mamirauá and Amana Sustainable Development Reserves. These adjoining reserves, located along the Amazon River, cover more than 13,000 square miles. Combined with Brazil's Jau National Park, the region represents the largest area of protected rain forest on Earth.

The initiative provides students and teachers with a range of educational programs relating to biodiversity of the wetland and upland ecosystems. Most activities occur aboard a two-story floating structure that provides classrooms, laboratories, a library and support facilities. Solar energy powers lights and other equipment aboard the floating structure, which has its own sanitation system suitable for wetland areas. Because its mobility enables the center to visit any area within the reserves, educational programs are made available to a wide range of students and teachers. In its first year of operation, the program reached more than 120 teachers and 2,500 students.

The Sociedade Civil Mamirauá received the 2004 UNDP Equator Prize in recognition of an outstanding community initiative associated with a World Heritage Site.

Children with Special Needs in Qatar

In Qatar, ExxonMobil is contributing funds to the Al Shafallah Center for Children with Special Needs. The center provides services to improve the lives of children with disabilities.

ExxonMobil has also contributed funding to support first-aid training courses for more than 1,000 students and teachers. The training covers cardiopulmonary resuscitation and other first-aid procedures. The program was organized by Hamad Medical Corporation in coordination with Qatar's Ministry of Education.



ExxonMobil funding helped establish a floating classroom that facilitates environmental education on the Amazon River in Brazil.

worldwide workforce



On the Run store, Guatemala

Global Recruitment and Diversity
Partnerships and Internships
Work Environment
Cross-Cultural Awareness
Career Education and Training
Leadership Development

ExxonMobil conducts business in more than 200 countries and territories on six continents. Our workforce is, by its very nature, both culturally and geographically diverse.

We strive to maintain positive, productive and supportive work environments throughout our global operations.

We have long-established programs that help employees develop their skills, and we work to maintain and nurture a diverse and highly talented workforce.

Our compensation and career-development programs are designed to attract and retain talented men and women for long-term careers. We reward results and provide consistent and fair treatment. The programs include competitive salaries and comprehensive benefit programs that consider industry standards, local customs and legal requirements. To ensure we meet our compensation objectives, ExxonMobil participates in regular surveys with other major companies from a number of industry sectors.

ExxonMobil's *Workforce Diversity Framework* requires formal plans to attract, develop and retain a premier workforce that is representative of the regions in which we operate.

Workforce by Region
Year-End 2003


United States 39%
Asia-Pacific 17%
Canada 8%
Europe 24%
Middle East / Africa 6%
Latin America 6%

At year-end 2003, ExxonMobil's worldwide workforce numbered approximately 88,000 employees. This represented an overall decrease of about 4 percent from 2002 and largely reflected various efficiency initiatives, particularly in our more-mature operating regions. Conversely, and reflective of our major investment focus, our Africa/Middle East total regular workforce increased by about 9 percent from 2000 to 2003.

In 2003, approximately 40 percent of our employee population was located within the United States and 60 percent internationally, of whom about 4 percent were expatriates. (Expatriates numbered nearly 3,200 and are defined as those working outside of their home countries on ExxonMobil assignments.)

Women comprise about 25 percent of both our worldwide and U.S. workforce, excluding company-operated retail stations.

Global Recruitment and Diversity

ExxonMobil's global recruiting process targets the best and brightest candidates around the world. In 2003, we hired more than 1,200 professional employees worldwide. Forty percent of these were women, and 64 percent were hired outside the United States. (New-hire professional employees

Our workforce spans six continents, and it is the knowledge, skill and professionalism of our employees that are the underlying drivers of our financial and operating success.

are classified as such at the time of employment and typically bring a highly technical or specialized skill set to the business.)

Notably, many of our new employees are from the world's developing countries. For example, in 2003 we employed an additional 62 individuals from Chad and 78 from Angola in our upstream operations. Of these, 27 percent were in management or professional positions.

In countries where we have significant operations and the available workforce lacks access to local training or education, we typically fund and implement our own technical and specific apprentice training using both in-country resources and often international educational opportunities.

2003 Management and Professional New Hires


Latin America
6%
Middle East / Africa
6%
Canada
10%
Europe
12%
United States
36%
Asia-Pacific
30%

2003 Management and Professional New Hires: Percent of Females by Region


Latin America
3%
Middle East / Africa
2%
Canada
10%
Europe
10%
United States
31%
Asia-Pacific
44%

Training – Angola

ExxonMobil is investing significant resources in the training of Angolan nationals to work in the petroleum industry. In 2004, Esso Exploration Angola Ltd. will spend $19 million in this effort, with similar anticipated expenditures in 2005 and 2006. Funds are used to train operations technicians, send national professionals on expatriate developmental assignments, provide scholarships to Angolans studying in U.S. colleges, and provide formal functional and language training for national staff. It also funds secondment assignments in ExxonMobil affiliates for Sonangol professionals and an educational-refund program for national employees.



"The opportunity that oil income potentially affords to improve Chadians' lives is one that, in our view, had to be seized."

Ali Khadr
World Bank Country Director, Chad
Interview, October 10, 2003



NAACP Award

In 2003, the American National Association for the Advancement of Colored People (NAACP) honored ExxonMobil as Exhibitor of the Year for the company's longstanding support of the NAACP and its programs.

Partnerships and Internships

To strengthen our external relationships and hiring strategies, in 2003 we provided more than 800 intern and co-op assignments to top students throughout the world. Many other students received financial support through ExxonMobil's grants program for colleges and universities.

Work Environment

Harassment and Discrimination

At ExxonMobil, harassment and/or discrimination in any form by or toward employees, contractors, suppliers and customers is prohibited. This broad policy applies throughout the world and encompasses all forms of discrimination, including discrimination based on sexual orientation. We treat all individuals with respect and dignity.

Cross-Cultural Awareness

As ExxonMobil's operations continue expanding around the globe, it is essential to enhance employee skills in communicating and working across cultures. A number of targeted programs and workshops provide employees with opportunities to improve their cross-cultural effectiveness. The programs vary and provide training based on business needs that range from infrequent contact with people in global locations to living and working in other countries.

Employment & Training on Sakhalin Island

On Sakhalin Island in Russia, 59 new employees have begun technical training for positions to operate the production facilities currently under construction. The trainees were selected from more than 1,500 applicants and are the second group of trainees hired by ExxonMobil. An initial group of 48 trainees was selected in November 2002. Of these, 34 are already receiving advanced skills training at U.S. and Canadian technical institutions.

In addition to these long-term jobs in the future production organization, approximately 13,000 Russian jobs are expected during the short-term construction phase, either directly or indirectly associated with the Sakhalin-1 Project.

Career Education and Training

In 2003, our training expenditures totaled $48 million and reached approximately 31,000 employees worldwide. To strengthen our technical capacity, we conducted nearly 500 in-house technical courses for about 14,000 employees.

Leadership Development

ExxonMobil identifies and develops future leaders on a worldwide basis, drawing upon our diverse employee population. During 2003, 960 employees participated in ExxonMobil's senior-leadership development programs. Participants were selected from employees who are now, or who are expected to become, senior leaders of the corporation. Half of the participants were of nationalities other than American.



We currently have more than 120 Malaysians working in ExxonMobil assignments overseas, which is more than the number of expatriates we have working in Malaysia.

ExxonMobil United States Employment Data 2003



LaBarge Gas Processing Plant, Wyoming

ExxonMobil continues to pursue development of a diverse and highly talented workforce. Achieving this objective depends on our ability to attract and retain the best employees, including women and minorities. Although total employment has decreased slightly over the past few years, the percentage of women and minorities has remained at nearly 31%.

United States Employment — 2003

	Total Employment	Employment of Women		Employment of Minorities	
		Number of Women	Percent of Employment	Number of Minorities	Percent of Employment
Officials and Managers	7,215	1,241	17.2%	1,386	19.2%
Professionals	12,703	3,637	28.6%	2,472	19.5%
Technicians	2,748	780	28.4%	694	25.3%
Sales Workers	7,500	3,990	53.2%	4,647	62.0%
Office and Clerical	3,905	3,255	83.4%	1,468	37.6%
Craft (Skilled)	8,550	562	6.6%	2,260	26.4%
Operatives (Semi-skilled)	1,741	158	9.1%	622	35.7%
Laborers (Unskilled)	60	4	6.7%	3	5.0%
Service Workers	138	30	21.7%	53	38.4%
TOTAL 2003	44,560	13,657	30.6%	13,605	30.5%

Officials and Managers — Percent of U.S. Employment

Women



Percent
20
15
10
5
0
1990
2003

Minorities



Percent
20
15
10
5
0
1990
2003

Professionals — Percent of U.S. Employment

Women



Percent
30
25
20
15
10
5
0
1990
2003

Minorities



Percent
20
15
10
5
0
1990
2003

Employment figures include long-term, nonregular employees as mandated by U.S. law. Contact the Secretary, Exxon Mobil Corporation, to request a copy of the more-detailed report filed with the U.S. Equal Employment Opportunity Commission.


ExxonMobil

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
exxonmobil.com

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SP-114

Carbon Disclosure Project (CDP) Greenhouse Gas Emissions Questionnaire

We request as full a reply as possible to the following questions by no later than 29 February 2004. Please send responses electronically in English to the Project Coordinator at info@cdproject.net. If you already publish the relevant information, please indicate for each question how to access this. If at this stage you can only provide indicative information we would still welcome this; "a best guess" is more valuable to us than no response. If you are unable to answer any of these questions please state the reasons why.

Governance and Strategy:

1. Do you believe climate change, the policy responses to climate change and/or adaptation to climate change represent commercial risks and/or opportunities for your company?
- *If yes, specify the implications, detail the strategies adopted and actions taken to date.*
- *If no, please indicate why.*

Yes, ExxonMobil recognises that although scientific evidence remains inconclusive, the potential impacts of greenhouse gas emissions on society and ecosystems may prove to be significant. To address these risks, we are taking actions to reduce energy use and emissions in our own operations as well as efforts to help customers use our products more efficiently. Our actions include investments and strategic planning that address emissions today, as well as industry-leading research on technologies with the potential to reduce greenhouse gas emissions in the future.

In achieving these objectives, ExxonMobil relies on disciplined management systems, including our Global Energy Management System and Global Reliability and Maintenance Management System. We continue to significantly improve our energy efficiency and invest heavily in co-generation facilities, discussed further below. Each year as part of every site's annual planning cycle, our business units around the world develop detailed Environmental Business Plans to identify, establish resources and implement innovative steps to reduce emissions cost-effectively. A comprehensive discussion of our approach was recently published in our Report on Energy Trends, Greenhouse Gas Emissions and Alternative Energy found at www.exxonmobil.com (copy attached).

At this point, it is not possible to assess the commercial implications of proposed polices or regulations that are or may be implemented. Furthermore, time frames for significant investments extend well beyond current regulatory horizons under discussion. Even in countries seeking to implement controls on greenhouse gases, details of allocations of emissions allowances within and between sectors remain unclear. Estimates for allowance prices under emissions trading regimes are highly speculative and dependent upon further developments, particularly regarding the liquidity of markets, participation of Russia and the fate of international and domestic trading after 2012.

Commercial impacts, especially in the petrochemical industry, will depend on the response of the entire global economy involving suppliers (especially of crude oil and electricity) and customers (especially in the transport and power sectors) rather than on regulations controlling operational emissions from our plants. ExxonMobil will respond to these uncertainties and developments using our traditional approach: disciplined planning and investment, financial strength, efficient and reliable operations, and research and development. As the industry responds to these commercial impacts, we expect - just as we have in other areas - to be an industry pacesetter.

There are also significant opportunities for our company. As a leading supplier of clean burning natural gas, ExxonMobil is well positioned to contribute to efforts to address greenhouse gas emissions through fuel switching. We are also working with the scientific and business communities to undertake research to create economically competitive and affordable future options to reduce long-term global emissions. Examples include advanced fuels and lubricants, new combustion technologies, hybrid engines, and developing break-through technologies. One significant example of our commitment to developing innovative technology with global impact is our investment of $100 million in the Global Climate and Energy Project (GCEP) at Stanford University. With total funding of $225 million over the coming decade, this project aims to undertake fundamental and pre-commercial research on a wide range of technologies with the potential to supply and use energy with significantly reduced greenhouse gas emissions

2. *Do you have a strategy regarding preparation for emerging greenhouse gas emissions regulation and trading regimes, in particular the European Union Emissions Trading Scheme?*
   - *If yes, specify the implications, detail the strategies adopted and actions taken to date.*
   - *If no, are you planning on doing so, and if so when?*

Yes, ExxonMobil has prepared to meet GHG regulatory requirements that are coming into effect and to participate in emissions trading as needed to ensure compliance. It is our intention to comply in the most cost-effective manner with these emerging regulations. Our preparations include establishing systems and procedures that will allow us to achieve compliance in all covered facilities, plan and operate our businesses effectively, control and manage greenhouse gas allowances and participate in emissions trading. At this point, less than a year ahead of regulations, regulators still have not resolved critical issues around allocation and measurement and reporting plans. ExxonMobil has worked actively through industry trade associations and as a company to engage in constructive dialogue with authorities as they seek to implement these complex laws.

3. *Do you allocate responsibility for managing climate change related issues?*
   - *If yes, what is the title of the person with this responsibility?*
   - *If no, are you planning on doing so, and if so when?*

Yes, ExxonMobil has managed the climate change issue at a high level in the Corporation for over two decades. For the past several years, Dr. Frank B. Sprow, Vice-President of Safety, Health and Environment leads this process. Our approach includes timely interactions on a variety of issues with members of ExxonMobil's Management Committee as well as annual updates with the Public Issues Committee, which is comprised of all independent directors, as well as the ExxonMobil Board of Directors.

Measurement:

Please specify the methodology you employ for measuring emissions, and explain if these data are audited and/or externally verified.

ExxonMobil has played a leading role in working with industry to develop reliable, efficient, cost-effective tools to measure and report greenhouse gas emissions. ExxonMobil uses the *API Compendium of Greenhouse Gas Emissions Estimation Methodologies for the Oil and Gas Industry*, April 2001 and *the IPIECA Petroleum Industry GHG Reporting Guidelines*, December 2003 for measuring and reporting GHG. ExxonMobil inventories greenhouse gas emissions as part of an annual reporting process that is embedded in our Operations Integrity Management System (OIMS) and that incorporates periodic external assessments. OIMS has been attested by Lloyd's to comply with ISO14001. In keeping with ISO 14001 we utilize self-certification with attestation for greenhouse gas emissions. Where required by law we also use third party verification.

4. *What is the quantity of annual emissions of the six main GHGs (CO_2, CH_4, N_2O, HFCs, PFCs and SF_6) produced by your operations in the following areas (Note 1)?*
   - *Globally*
   - *Annex B of the Kyoto Protocol*
   - *EU Emissions Trading Directive.*

ExxonMobil has reported our GHG emissions as part of our routine annual reports since year 2000. In 2002, ExxonMobil's total direct operated GHG emissions were 111 million tonnes of carbon dioxide (128 million tonnes on any equity basis). Of that total, 91 million tonnes were from Annex

B countries of the Kyoto Protocol (94 million tonnes on an equity basis). While EU regulations are not yet final, Exxon Mobil estimates that our equity share of emissions from both owned and joint venture operations in facilities covered by the EU Emissions Trading Directive were approximately 22 million tonnes of carbon dioxide in 2002.

5. *Products and services: Do you measure the emissions associated with both the use and disposal of your products and services (Note 2)?*
   - *If yes, please provide further information.*
   - *If no, are you planning on doing so, and if so when?*

Several years ago ExxonMobil published an estimate for the proportional split of emissions between industry operations and consumer use of products from petroleum in the global economy. We calculated that operational emissions on average were about 15 tonnes of CO2 for every 100 tonnes emitted by consumers. Actual operational and product GHG emissions depend on many factors, including the source and methods used in crude oil production, the product slate of refineries, and the ultimate composition of each product and efficiency of each use. Emissions factors for conventional fuels from petroleum and natural gas that account for the vast majority of product emissions are well known and readily available through organisations such as the Intergovernmental Panel on Climate Change and agencies responsible for national inventories. In nearly all cases emissions from products are not directly "measured," rather they are reliably evaluated based on the carbon content of fuels and the efficiency of combustion.

6. *Supply chain: Do you measure the emissions generated by your supply chain?*
   - *If yes, please provide further information including details of the boundaries you apply.*
   - *If no, are you planning on doing so, and if so when?*

ExxonMobil estimates GHG emissions associated with the supply of heat and steam to our operations. However, to avoid confusion and potential double-counting, it is ExxonMobil's view that all emitters should be responsible for reporting their own GHG emissions, e.g. airline operators and governments, not jet fuel suppliers, should account for aircraft emissions.

Management:

7. *Do you have emission reduction programmes in place?*
   - *If yes, please detail explicit targets relating to Qs.4/5/6 and progress made to date.*
   - *If no, are you planning on doing so, and if so when?*

Yes, ExxonMobil has established management systems that incorporate efficiency improvements and emissions reductions into the routine operation of our business. These include our Global Energy Management System (GEMS), Global Reliability and Maintenance Management System, and Environmental Business Plans, as well as separate procedures to manage investments in cogeneration facilities. ExxonMobil has improved our energy efficiency at our refineries and chemical plants by more than 35% over the past 25 years, and we have identified opportunities to further improve energy efficiency by another 15%. Changes introduced through GEMS are already reducing energy costs by over $100 million per year. We have now installed 80 cogeneration facilities in thirty locations world-wide that provide about 2900 megawatts of power and reduce CO_2 emissions by over 7 million tonnes annually. By providing both steam and electric power in combination and efficiently, cogeneration is nearly twice as efficient as traditional methods of producing steam and power separately. Energy efficiency and GHG emissions are considered during all phases of capital projects, including project design. In North America alone, our refineries have been improving their energy efficiency at a rate that is three times better than the industry average.

Flare-reduction efforts also contribute to reducing GHG emissions. In Nigeria, ExxonMobil announced a project to eliminate gas flaring economically, well ahead of the 2008 target set by the Nigerian government.

8. *Please explain how you could reduce your GHG emissions to meet national, regional and international targets for reductions. What are your estimated costs or savings associated with achieving these targets?*

To date, neither ExxonMobil nor any other company knows what emissions restrictions they will face, even in the European Union, nor what the costs of GHG allowances will be. The slate of options available to reduce emissions in covered facilities would include items listed above such as conservation, energy efficiency, fuel switching and process changes. Costs and benefits for these projects will not be clear until regulatory frameworks are established. In the event these reduction steps cannot economically achieve outcomes required for compliance, then manufacturers also have options that include production cutbacks, divestment and relocation. However, which options will prove to be effective and affordable will depend on details of regulations that remain unclear and the response of our suppliers and customers.

Depending on regulatory developments, costs, changes in the economy and the success of research and development projects, other innovative technologies may become commercially viable in the future, but costs, regulatory and market acceptance of such options will only become clear over time. In many cases market penetration of such options in energy supply and large end-use systems will require decades to achieve because of the scale of investment in equipment and infrastructure required.

We also note that the substitution of natural gas for coal in electricity generation is one of the most significant global opportunities to reduce GHG emissions economically. As a leading supplier of clean-burning natural gas, ExxonMobil is well positioned to contribute to efforts by others, especially in manufacturing and the power sector, to address GHG emissions through fuel switching.

9. *Have you considered scenarios involving reductions in GHG emissions beyond existing national, regional and international targets? If yes please detail these scenarios, and your estimated costs or savings associated with each one. If no, are you planning on doing so, and if so when?*

As described in the recently released Report on Energy Trends, Greenhouse Gas Emissions and Alternative Energy, each year ExxonMobil develops an annual energy outlook covering at least the next 20 years. We share this outlook with a variety of organisations, including governments, researchers and other forecasting groups. In preparing the energy outlook ExxonMobil works closely with and contributes to related efforts by groups such as the International Energy Agency and U.S. Energy Information Administration. Because greenhouse gas emissions are central to planning and operating our business we are well aware of the range of scenarios and research relative to GHG emissions. It is usually difficult to estimate the consequences of reduction scenarios for the costs, savings, investment consequences or profitability we might face. Such estimates depend on the actual details of proposed policies, the response of competitors, suppliers and customers in the market place, and the potential for new technologies to emerge over time.

In our view, our focus on maintaining financial strength, disciplined planning and investment procedures, strategic research and development, and efficient reliable operations will provide ExxonMobil with the necessary foundation to succeed in meeting future challenges

Note 1: If you do not use a methodology for measuring emissions we suggest you follow guidelines such as those produced by the World Business Council for Sustainable Development (www.ghgprotocol.org) as a basis for preparing your response.
Note 2: For example, if you are a financial services company, do you take into account the emissions related risks and/or opportunities of the companies you invest in, lend to, or insure.

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

March 8, 2005

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Heather Maples, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Exxon Mobil Corporation

Via fax 202-942-9525

Dear Sir/Madam:

I have been asked by the Province of St. Joseph of the Capuchin Order, the Adrian Dominican Sisters, the Maryknoll Sisters of St. Dominic, the Sisters of St. Joseph of Lagrange, the Sisters of St. Joseph of Nazareth, Catholic Healthcare West and Trillium Asset Management (who are hereinafter collectively referred to as the "Proponents"), each of whom is the beneficial owner of shares of common stock of Exxon Mobil Corporation (hereinafter referred to either as "XON" or the "Company"), and who, together with the State of Maine, have submitted a shareholder proposal to XON, to respond to the letter dated January 18, 2005, sent to the Securities & Exchange Commission by the Company, in which XON contends that the Proponents' shareholder proposal may be excluded from the Company's year 2005 proxy statement by virtue of Rules 14a-8(i)(7), and 14a-8(i)(10).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in XON's year 2005 proxy statement and that it is not excludable by virtue of either of the cited rules.

The proposal requests the publication of a report on how XON will meet the greenhouse gas reduction targets mandated by the Kyoto treaty in those nations where XON operates and the treaty is binding

---

RULE 14a-8(i)(7)

Even XON does not appear to take its own argument seriously, having relegated one-half of it to a footnote while the other half describes a proposal that has not been submitted to the Company.

As to the footnote, it is difficult to see how the Proponents' shareholder proposal can be deemed to micro-manage when it is merely a simple request for data on how the Company will comply with the reduction of greenhouse gases mandated by the Kyoto treaty in nations were the treaty has taken effect, a discussion of the costs of compliance plus an evaluation of the feasibility of implementing similar policies in the U.S. The proposal raises an important policy issue without delving into excessive detail.

The "risk" argument is no stronger. The shareholder proposal does not call for any evaluation of risks and benefits. It calls for a report on how the company plans to comply with the Kyoto targets in nations where those targets have become mandatory plus a request to discuss whether any of the learning from such compliance could be applied in the United States.

Rule 14a-8(i)(10)

The Company makes an elegant and persuasive argument against a shareholder proposal that was submitted to it for the year 2004 annual meeting. However, XON fails to point out how it has mooted a different proposal, namely that submitted by the Proponents for its year 2005 annual meeting. For example, XON cites pages 9-12 of its 2003 Corporate Citizenship Report (Company's Exhibit 3) as a part of its mootness argument. However, a careful examination of the cited pages fails to reveal any mention of the Kyoto regime, no less any discussion of how the Company will comply with its requirements. On the contrary, although the Kyoto regime calls for absolute reductions in greenhouse gas emissions, the statistics presented (see, e.g., the graphs on page 8) show increases in greenhouse gas emissions by the Company. Such data hardly moots a request for a report on how XON will comply with the Kyoto requirements. Similarly, the Company's Exhibit 4 makes no reference whatsoever to the Kyoto treaty other than on the top of page 3, which is in the context of disclosure of where the Company's year 2002 emissions took place, but contains no discussion of plans to comply with the treaty.

Nor does the Company's Exhibit 2, its February 2004 Report, support XON's mootness argument. Although the Company quotes that portion of the Report that deals with the Kyoto treaty, there is no evidence in any of the quotes that the Report has mooted the Proponents' shareholder proposal. Let us examine each of the quoted paragraphs:

The first paragraph states that the Company is aware of commitments made "by many governments through . . .the Kyoto protocol." Such awareness does not moot a request that the Company describe its plans for compliance.

The second quoted paragraph says that the Company participates in certain voluntary programs. That is a non-sequitur as far as the Proponents' shareholder proposal is concerned, since the latter deals with the mandatory nature of the treaty that has now come into force.

In the third quoted paragraph, XON states that "it is fully prepared to comply with all laws and regulations in countries where we operate". We submit that such a pious statement cannot moot the Proponents' request for information on *how* it will comply with the Kyoto treaty.

We are thus left with the fourth paragraph quoted from the report which paragraph appears near the top of page 3 of the Company's letter. In that paragraph all XON does is state three things, namely (i) that XON plans to comply in a "cost –effective manner", (ii) that it will apply its usual disciplined analysis and (iii) that there may be some additional costs. We do not believe that the Staff could rationally conclude that these three statements (the only ones cited by the Company that actually attempt to discuss the effects of the Kyoto treaty) are sufficient to moot the Proponents' request for a report on how the Company will comply with the Kyoto treaty, what costs it may incur, what its timelines are and what learnings can be gleaned from the effort to comply.

In marked contrast to the pollyannaish approach exhibited by the February 2004 Report, the Company's own chief executive officer, Lee Raymond, apparently sees a myriad of problems in implementing the Kyoto treaty. The February 18, 2005 edition of *The Independent* reported on a speech that he gave in London. Note that the speech was given a month after the Company's no-action letter was sent to the SEC and apparently gives a truer picture of XON's views as to the difficulty of complying with the Kyoto treaty. A copy of the article is attached as Exhibit A to this letter. *The Independent's* article starts out by stating

EXHIBIT A page 1 of 2

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Exxon chief calls for Kyoto reality check

Source: Copyright 2005, Independent
Date: February 18, 2005

The Independent, 18 February 2005 - The head of ExxonMobil, the world's biggest oil company, has warned Europe that "a reality check" is needed over its commitment to the Kyoto treaty on climate change.

Lee R Raymond, the chairman and chief executive, caused outrage among environmentalists with his comments, given in a speech in London to an oil industry gathering. He declared that the targets to reduce greenhouse gas emissions set by Europe, which is leading the world in the implementation of Kyoto, would prove very difficult to achieve.

Mr Raymond also took a swipe at the British Government's tax policy for North Sea operators. Exxon extracts 15 per cent of the oil and gas supplied from the UK continental shelf in the North Sea. Speaking at a dinner on Wednesday night at the Grosvenor House Hotel in London, to mark the International Petroleum Week conference organised by the Energy Institute, a trade body, Mr Raymond said the UK's tax and regulatory regimes needed to be more competitive. He said the costs of operating in the UK continental shelf were among the highest in the world.

"We have only to look back to the tax changes made in the UK North Sea in 2002 to see the interruption that subsequently took place in exploration."

In the 2002 Budget, an extra 10 per cent tax was applied to oil companies operating in the UK part of the North Sea. Mr Raymond said that, to those calling for windfall taxes to be applied to the multi-billion pound profits now being made by oil majors, "I would remind

NEW More Information on "Kyoto Exxon" - web | links

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Exhibit A page 2 of 2

them that ours is a long- term business and that project lives often exceed 20 years".

Exxon, which also trades as Esso in this country, has never accepted the mainstream science on global warming that led to the signing of the Kyoto treaty in 1997. The company points to "uncertainties" in the science and funds a number of think tanks and academics that have questioned the research. The EU has committed itself to reducing greenhouse gas emissions, which are blamed for global warming, to 8 per cent below 1990 levels by 2012.

Mr Raymond said: "I also think there will be a need to be realistic about environmental targets. While the political commitment to the Kyoto process and targets is quite strong in Europe, attaining those targets is going to be very challenging, given the energy supply and demand realities. That is why a reality check may be needed regarding the attainment of those targets."

He said the world will experience a dramatic rise in energy demand - equal to an extra 100 million barrels per day of oil by 2030 - more than 10 times the current output of Saudi Arabia, the world's leading producer. He said fossils fuels remained the only way of meeting those needs, in particular from new sources of gas. Mr Raymond predicted wind and solar energy would provide just 1 per cent of global requirements in 2030.

Unlike Shell and BP, Exxon opposes the Kyoto treaty - many saw its hand behind the decision taken by the Bush administration in 2001 to pull out of Kyoto. But Exxon insists it is taking practical actions to reduce emissions. A spokesman said that Kyoto would "impose dramatic economic costs in the developed world" while failing to tackle the emissions from the developing world. He said the company believed that "it is time to move beyond Kyoto" and focus on developing technologies to reduce emissions.

The dinner Mr Raymond addressed was disrupted by protesters, who labelled him "the number one climate criminal".

Even in Mr Bush's Republican Party and in the US oil industry, some leading voices have called for America to adopt a Kyoto-style system for reducing greenhouse gas emissions. US Senators John McCain and Joseph Lieberman introduced the Climate Stewardship Act 2005 earlier this month, but Exxon said that it opposes the move.

Originally posted at: *http://www.sustain-online.org/plugins/DocSearch/details.asp?MenuId=1&ClickMenu=&doOpen=1&type=DocDet&ObjectId=MTMyNDU*

More Information on "Kyoto Exxon" - *ClimateArk* web page search results | *Eco-Portal* site link search results

CORPORATE RESPONSIBILITY OFFICE
PROVINCE OF ST. JOSEPH OF THE CAPUCHIN ORDER

1015 North Ninth Street
Milwaukee, WI 53233
Phone: 414-271-0735
Fax: 414-271-0637
mikecrosby@ aol.com

March 15, 2005

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Att: Heather Maples, Esq
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to ExxonMobil Corporation Regarding
Reporting on How It Will Implement Kyoto in Signator Countries Where It Operates

Via fax 202-942-9525

Dear Sir/Madam:

I am writing as the Corporate Responsibility Agent of the Province of St. Joseph of the Capuchin Order on its behalf and on the behalf of other co-filers ("co-proponents") who submitted a shareholder proposal to XOM in December, 2004. It asks that the Board of Directors publish a report on how ExxonMobil will meeting the greenhouse gas reduction targets of those countries in which it iperates which have adopted the Kyoto Protocol." On March 9, 2005 XOM submitted to you a response to our legal counsel, Paul Neuhauser's letter of March 8 to you. Since Paul Neuhauser is out of the country, I am responding to the March 9 letter of XOM.

The arguments of Paul Neuhauser need no repetition, as the material below indicates. In its March 9 letter XOM only repeats what it said before, which Mr. Neuhauser adequately rebutted, in our opinion. However, one thing needs a serious response. In his March 9 letter to you, James Earl Parsons, Counsel for XOM, declares that our "counsel also utterly distorts recent remarks made by our Chairman and referenced in a news article attached to counsel's letter. In that speech, our Chairman expressed his views as to the difficulty he believes many *European countries* will have in meeting Kyoto targets. The speech and extracted remarks have nothing to do with ExxonMobil's readiness as a corporation to comply with regulations applicable to it, as discussed above."

Nowhere does the counsel of XOM share with you, nor, to my knowledge has it made public, the actual text of the statement. Thus we rely on the new report, submitted before. The main point of our resolution is that XOM has sent conflicting signals continually regarding how it will and, indeed, whether it can or other groups can, reduce greenhouse gases as envisioned by Kyoto. A summary of our concern, which has been exacerbated by Mr. Raymond's remarks, is as follows:

I. Not only the original "whereas" statements include points regarding conflicting statements made by XOM key personnel; the recent comments of Lee Raymond, CEO of XOM only add to the confusion regarding XOM's ability to meet the Kyoto demands.
   A. In its January 18, 2005 challenge of the Kyoto Resolution at the SEC ExxonMobil quotes from its "Report on Energy Trends, Greenhouse Gas Emissions and Alternative Energy:" Arguing that the "proposal has been substantially implemented," the company stated: "ExxonMobil is fully prepared to comply with all laws and regulations in countries where we operate."
   B. However, one month later, Lee R. Raymond, ExxonMobil's Chairman and Chief Executive, undermined the company's SEC statement when he declared in a speech in London to an oil industry gathering that "the targets to reduce greenhouse gas emissions set by Europe, which is leading the world in the implementation of Kyoto, would prove very difficult to achieve" (*The Independent*, 18 February, 2005).
   C. Specifically, Raymond stated: I also think there will be a need to be realistic about environmental targets. While the political commitment to the Kyoto process and targets is quite strong in Europe, attaining those targets is going to be very challenging, given the energy supply and demand realities. That is why a reality check may be needed regarding the attainment of those targets" (*Ibid.*)
   D. The core of the resolution asks "how" the company will meet the GHG reduction targets; ExxonMobil's CEO says it will be "difficult to achieve" and "very challenging, given the energy supply and demand realities."

II. According to *The Independent*, "Unlike Shell and BP, Exxon opposes the Kyoto treaty" Indeed, an ExxonMobil spokesperson said that Kyoto would "impose dramatic economic costs in the developed world" while failing to tackle the emissions from the developing world. The spokesperson said "it is time to move beyond Kyoto."
   A. Brian Flannery, ExxonMobil's Science Strategy and Programs Manager, has stated that the bulk of its new energy demand "would come from developing countries . . . outside the Kyoto Protocol.
   B. However, the company is significantly exposed to Kyoto implementation. In 2003 at least 37% of its revenues came from just five nations that are Kyoto signators: Canada, German, Italy, Japan and the U.K.
   C. Shareholders believe the Company's top decision makers charged with addressing this critical issue are contradicting each other and misleading shareholders and the broader public. Thus the need for this report. Indeed, resistance on the part of the Company from pressure from institutional managers to address climate change with creative alternatives and reduction of GHG "could be viewed as inherently risky because of their exposure to climate change regulations."

If you have any questions or require additional information, please contact me directly at 414-271-0735 or on my cell phone: 414-406-1265.

Sincerely,



(Rev) Michael H. Crosby, OFMCap.

cc: Paul M. Neuhauser, esq, Fax: 941-349-6164
James Earl Parsons, esq, Fax: 972-444-1432


DEDICATED TO MAKING A DIFFERENCE


World Business Council for
Sustainable Development

Exxon chief calls for Kyoto reality check

LexisNexis

The Independent, 18 February 2005 - The head of ExxonMobil, the world's biggest oil company, has warned Europe that "a reality check" is needed over its commitment to the Kyoto treaty on climate change.

Lee R Raymond, the chairman and chief executive, caused outrage among environmentalists with his comments, given in a speech in London to an oil industry gathering. He declared that the targets to reduce greenhouse gas emissions set by Europe, which is leading the world in the implementation of Kyoto, would prove very difficult to achieve.

Mr Raymond also took a swipe at the British Government's tax policy for North Sea operators. Exxon extracts 15 per cent of the oil and gas supplied from the UK continental shelf in the North Sea. Speaking at a dinner on Wednesday night at the Grosvenor House Hotel in London, to mark the International Petroleum Week conference organised by the Energy Institute, a trade body, Mr Raymond said the UK's tax and regulatory regimes needed to be more competitive. He said the costs of operating in the UK continental shelf were among the highest in the world.

"We have only to look back to the tax changes made in the UK North Sea in 2002 to see the interruption that subsequently took place in exploration."

In the 2002 Budget, an extra 10 per cent tax was applied to oil companies operating in the UK part of the North Sea. Mr Raymond said that, to those calling for windfall taxes to be applied to the multi-billion pound profits now being made by oil majors, "I would remind them that ours is a long- term business and that project lives often exceed 20 years".

Exxon, which also trades as Esso in this country, has never accepted the mainstream science on global warming that led to the signing of the Kyoto treaty in 1997. The company points to "uncertainties" in the science and funds a number of think tanks and academics that have questioned the research. The EU has committed itself to reducing greenhouse gas emissions, which are blamed for global warming, to 8 per cent below 1990 levels by 2012.

Mr Raymond said: "I also think there will be a need to be realistic about environmental targets. While the political commitment to the Kyoto process and targets is quite strong in Europe, attaining those targets is going to be very challenging, given the energy supply and demand realities. That is why a reality check may be needed regarding the attainment of those targets."

He said the world will experience a dramatic rise in energy demand - equal to an extra 100 million barrels per day of oil by 2030 - more than 10 times the current output of Saudi Arabia, the world's leading producer. He said fossils fuels remained the only way of meeting those needs, in particular from new sources of gas. Mr Raymond predicted wind and solar energy would provide just 1 per cent of global requirements in 2030.

Unlike Shell and BP, Exxon opposes the Kyoto treaty - many saw its hand behind the decision taken by the Bush administration in 2001 to pull out of Kyoto. But Exxon insists it is taking practical actions to reduce emissions. A spokesman said that Kyoto would "impose dramatic economic costs in the developed world" while failing to tackle the emissions from the developing world. He said the company believed that "it is time to move beyond Kyoto" and focus on developing technologies to reduce emissions.

The dinner Mr Raymond addressed was disrupted by protesters, who labelled him "the number one climate criminal".

Even in Mr Bush's Republican Party and in the US oil industry, some leading voices have called for America to adopt a Kyoto-style system for reducing greenhouse gas emissions. US Senators John McCain and Joseph Lieberman introduced the Climate Stewardship Act 2005 earlier this month, but Exxon said that it opposes the move.

The Independent

Details

Author	Saeed Shah
Publication Date	18.02.2005
Document Type	News articles
Issue/Topic	Energy & Climate
Company	BP p.l.c. Royal Dutch/Shell Group of Companies
Source	The Independent

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

March 9, 2005

VIA FAX (202-942-9525)
U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Greenhouse Gas Emissions

Gentlemen and Ladies:

By letter dated January 19, 2005, ExxonMobil requested the staff's concurrence in the exclusion from the proxy material for our upcoming annual meeting of a proposal submitted by the Province of St. Joseph of the Capuchin Order and a number of "co-proponents." The proposal requests that the Board of Directors publish a report on how ExxonMobil will meet the greenhouse gas reduction targets of those countries in which it operates which have adopted the Kyoto protocol.

We received a letter dated March 8, 2005, from legal counsel for the proponent responding to our January 19 request. Since time is short before we must begin printing our proxy[1] (and recognizing the special time constraints on the staff at this time of year), we will respond only briefly to the March 8 submission.

Our January 19 letter discussed and attached a variety of materials, including our special Report dealing with greenhouse gas emissions and related topics, our annual Corporate Citizenship Report, and our detailed Carbon Disclosure Project response. These disclosures include specific assessments by our Board that ExxonMobil is prepared to comply with applicable Kyoto regulations and that the impact will not be competitively disadvantageous for ExxonMobil. This material substantially implements the proposal within the meaning of Rule 14a-8(i)(10) to the extent practicable (given that we are currently in the earliest stages of

[1] We must print over two million copies of our proxy statement. The lead time for printing the proxy and preparing it for distribution requires that we finalize the proxy content no later than March 25, approximately three weeks prior to the anticipated mailing date.

regulatory regimes that are expected to develop over many years), just as we substantially implemented virtually the same proposal (presented with different words) last year.

Against this background of fulsome disclosure and transparency, to the extent the proposal requests specific details of programs we have developed to comply with specific regulations in specific countries, the proposal would impermissibly micro-manage the format of the company's reporting and our evaluation of risk within the meaning of Rule 14a-8(i)(7). We refer to and re-assert our January 19 letter for a more complete discussion, with citations of precedent, for each of these arguments.

Proponent's counsel also utterly distorts recent remarks made by our Chairman and referenced in a news article attached to counsel's letter. In that speech, our Chairman expressed his views as to the difficulty he believes many *European countries* will have in meeting Kyoto targets. The speech and extracted remarks have nothing to do with ExxonMobil's readiness as a corporation to comply with regulations applicable to it, as discussed above.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

In the interest of time, this letter is being submitted to the SEC staff by fax. I am also faxing a copy to the proponent's counsel. Copies will be provided to the proponent and numerous "co-proponents" by mail.

Sincerely,



JEP:clh

cc: Paul M. Neuhauser, Esq.
Fax: 941-349-6164

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 23, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: ExxonMobil Corporation
Incoming letter dated January 18, 2005

The proposal requests that the board undertake a comprehensive review and publish a report on how ExxonMobil will meet the greenhouse gas reduction targets of those countries in which it operates which have adopted the Kyoto Protocol.

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Rebekah J. Toton
Attorney-Advisor